As filed with the Securities and Exchange Commission on September 18, 2007
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

IdleAire Technologies Corporation
(Exact name of each registrant as specified in its organizational documents)

Delaware	7500	62-1829384
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

410 N. Cedar Bluff Road, Suite 200
Knoxville, TN 37923
(865) 437-3600
(Address, including zip code, and telephone number, including area code, of the registrants’ principal executive offices)

Michael C. Crabtree
President and Chief Executive Officer
410 N. Cedar Bluff Road, Suite 200
Knoxville, TN 37923
(865) 437-3600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Jane K. P. Tam Holland & Knight LLP 1600 Tysons Boulevard, Suite 700 McLean, VA 22102 (703) 720-8600	Joseph A. Hall Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class	Proposed Maximum Aggregate	Amount of
of Securities to be Registered	Offering Price(1)(2)	Registration Fee
Common Stock, $0.001 par value per share	$100,000,000	$3,070

(1)	Includes shares of common stock that may be purchased by the underwriters to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Travel center parking spaces equipped with ATE technology

ATE service module

Continental US Map with EPA non-attainment regions and ATE locations (as of August 31, 2007).

Source: US Department of Energy

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated September 18, 2007

Prospectus

           shares

Common stock

This is an initial public offering of shares of common stock by IdleAire Technologies Corporation. IdleAire is selling           shares of common stock. Prior to this offering, there has been no public market for our common stock. The estimated initial public offering price is between $      and $      per share.

We intend to list our common stock on The Nasdaq Global Market under the symbol “  .“

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds to IdleAire, before expenses	$	$

IdleAire has granted the underwriters an option for a period of 30 days to purchase up to           additional shares of common stock. If the underwriters exercise this option in full, total underwriting discounts and commissions will be $      and total proceeds to IdleAire, before expenses, will be $     .

Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on or about          , 2007.

JPMorgan	Jefferies & Company

          , 2007

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

This prospectus includes statistical data that were obtained from industry publications. These industry publications generally indicate that the authors of these publications have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. While we believe these industry publications to be reliable, we have not independently verified their data.

The following items referred to in this prospectus are our registered service marks in the United States pursuant to applicable intellectual property laws and are our property: IdleAire® and ATE Advanced Travel Center Electrification®. This prospectus also includes trademarks, service marks and trade names of other companies. Our use or display of other companies’ trademarks, service marks or trade names is not intended to and does not imply a relationship with, or endorsement or sponsorship by or of us, by or of, such other companies.

Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including “Risk factors,” on page 11 and our financial statements and notes to those financial statements, on page F-1, before making an investment decision. Unless otherwise stated, all references to “IdleAire,” “we,” “us,” “our,” and similar designations refer to IdleAire Technologies Corporation.

IdleAire

We are the leading provider of comprehensive in-cab idle-reduction services to the heavy-duty trucking industry. Our services include heating, ventilation and air conditioning, or HVAC, electric power, Internet access, satellite television, telephone, and remote delivery of computer-based driver safety and training courses. We deliver these services through our patented ATE Advanced Travel Center Electrification® system, or ATE system, comprised of an in-cab service module connected to an external HVAC unit mounted on a truss structure above parking spaces. We are the first company to develop a comprehensive cost-effective solution for travel center electrification and idle-reduction that provides significant value to key participants in the trucking industry and environmental benefits to the public at large. We believe we have gained a significant competitive advantage in the market by creating a recognizable brand and changing the way professional drivers rest and sleep in their heavy-duty trucks.

Owners and drivers of heavy-duty diesel trucks with sleeper cabs represent our primary market. Based on our research and industry trends, we believe there are approximately 1.3 million such trucks currently operating in the United States. Currently, heavy-duty truck drivers idle their trucks during federally mandated resting periods to maintain comfortable in-cab temperatures, provide electric power and warm the engine block to keep fuel from freezing in extremely cold weather. However, idling consumes fuel, increases engine wear and generates noise and vibration which contribute to driver sleep deprivation. In addition, diesel air emissions from idling adversely impact air quality and make it more difficult for local communities to comply with the US Environmental Protection Agency’s, or the EPA’s, air quality standards, which may result in the potential suspension of funding for certain highway and transit projects. Currently, more than 20 states, municipalities and the District of Columbia have adopted anti-idling laws to reduce air pollution. As pressure from environmental, energy conservation and regulatory agencies increases, we expect increased enforcement of the existing laws as well as adoption of new anti-idling laws by other states and municipalities. By using our ATE system, drivers can maintain comfortable in-cab temperatures and receive additional services and benefits without idling their trucks during federally mandated resting periods. We have been able to charge an hourly rate for our basic ATE services that is less than the hourly cost of fuel consumed while idling a heavy-duty truck engine.

We are building a nationwide network of ATE locations at travel centers and fleet terminals where drivers idle their trucks. We believe that a nationwide ATE network will strengthen our appeal and accelerate the use of our services by fleet owners and truck drivers. We plan to install our ATE systems along major interstate highways at a density that allows truck drivers to plan their resting periods at our locations without incurring additional travel time and related fuel costs. We currently have long-term lease and installation agreements with travel center owners and operators, including two of the three largest national commercial travel center chains, for the right to install our ATE systems in approximately 73,600 parking spaces at over 600 locations. As of August 31, 2007, our ATE systems were installed in 8,246 parking spaces at 127 locations across 33 states, and we had provided approximately 19.9 million hours of service since inception. Truck fleet customers who have used our ATE services over the past three months include more than 900 truck fleets and approximately 43,000 independent owner-operators, representing more than 208,000 heavy-duty trucks, a small percentage of the 53,000 truck fleets and approximately 1.3 million heavy-duty trucks with sleeper cabs operating in the US.

Our service offering

Our basic services include in-cab HVAC, electric power, satellite television, Internet access, local telephone, customer support and other services. We charge for these services on an hourly basis, with a one hour minimum. We also offer premium services to drivers, such as expanded satellite television channels, movies-on-demand, high-speed Ethernet and wireless Internet access, and long distance telephone service, at an additional charge. We offer premium services to fleet owners including remote delivery of computer-based driver safety and training courses.

Our ATE system consists of an in-cab service module that is connected via a flexible, insulated hose to an external HVAC unit mounted on a truss structure above parking spaces. Drivers can easily connect the service module to their truck cab window with our inexpensive, lightweight, secure plastic window adapter. The service module includes a Pentium-class microcomputer with a touch screen and color liquid crystal display, or LCD, filtered air supply and return vents, electrical outlets, and ports for satellite television, telephone, Ethernet, and Universal Serial Bus, or USB, connections for computer accessories. Once the service module has been inserted into the window adapter and the driver has logged in using a fleet fuel card, credit card, or IdleAire® membership card, the driver can control all of the functions of the system from an easy-to-use touch screen computer. Each individual ATE unit is connected to our nationwide, secure, proprietary wide area network, or WAN, allowing us to operate remotely our on-site ATE systems, providing payment processing, trouble-shooting and customer support services 24 hours a day, seven days a week.

Our strengths

Compelling value proposition

We believe that our ATE system is the most cost-effective idle-reduction alternative providing significant benefits to key stakeholders in the trucking industry as described below:

•	Benefits for fleet owners. Truck fleets operate in a low margin business environment and are highly focused on reducing their operating costs. By using our ATE system, fleet owners save approximately one gallon of diesel fuel otherwise consumed per hour of idling, and related engine wear and maintenance expenses. Our ATE system also provides fleet owners with improved means of communication with their drivers, and remote delivery of driver safety training courses which reduces operating costs associated with training at a fleet headquarters or terminal. In addition, we believe fleet owners use our services to recruit new drivers and increase driver retention, resulting in lower human resource costs.

•	Benefits for travel center operators. Travel center operators provide truck parking spaces as an inducement for drivers to purchase goods and services at their facilities, such as fuel, restaurant meals, truck maintenance, showers, laundry and other retail products. Currently, few travel centers charge for parking spaces. Our ATE system provides travel center operators with a new source of income from the receipt of lease consideration from us with no capital outlay. It also provides travel center operators with a broader service offering to attract additional customers to their facilities.

•	Benefits for truck drivers. By using our ATE system, truck drivers enjoy in-cab amenities and other services during federally mandated resting periods. Under the Department of Transportation’s, or DOT’s, “hours of service,” or “HOS” rule, truck drivers are required to rest a minimum of 10 hours after driving a maximum of 11 hours. By using our ATE system, a driver can rest in a sleeper cab free from the noise, vibration and fumes generated by an idling engine, and breathe thermostatically controlled, clean, filtered and UVC light-treated air. A driver can also enjoy stress-reducing home conveniences, such as satellite television and on-demand movies, communicate with family and friends via telephone and the Internet in the privacy of their sleeper cab, and receive remote safety training without the down-time involved returning to fleet headquarters or terminals.

•	Benefits for communities and the environment. Minimizing truck idling reduces air pollution and conserves fossil fuel energy. Diesel air emissions from idling adversely impact air quality and make it more difficult for local communities to comply with the EPA’s National Ambient Air Quality Standards, or NAAQS. Through August 31, 2007, we estimate that our ATE system has eliminated approximately 464.5 million pounds of diesel air emissions that would otherwise have been emitted by those heavy-duty trucks that are using our ATE system and has helped conserve approximately 19.9 million gallons of fuel. In addition, we believe use of our ATE system reduces driver sleep deprivation which the National Transportation Safety Board, or the NTSB, has identified as a contributing factor in heavy-duty truck fatalities.

Strong relationships with travel center operators

We have long-term lease and installation agreements with travel center owners and operators, including two of the three largest national commercial travel center chains, for the right to install our ATE systems in approximately 73,600 parking spaces at over 600 locations along major interstate highways. These agreements typically give us the exclusive right to provide in-cab heating and cooling services by means of external HVAC units at these locations over 10- or 15-year terms, and are renewable for one or two additional five-year terms. Since travel center operators receive lease consideration from us and the installation of our ATE systems at their facilities involves no capital outlay from them, we believe we are a desirable partner to travel center operators.

Intellectual property protection

We have been issued two patents by the US Patent and Trademark Office that protect our proprietary ATE technology and enhance our ability to build a nationwide ATE network. In November 2002, we were issued a patent to protect our business of providing convenience services to a stationary vehicle allowing the vehicle to conserve fuel and reduce noise and particulate matter emissions by shutting off the engine. This patent will expire in February 2020. In March 2004, we were issued a patent in the US that protects the design and construction of our service module and other components of the ATE system. This patent will expire in September 2022.

First mover advantage in a capital-intensive industry

We spent five years and more than $100 million developing, engineering, testing and refining our ATE service delivery system, including the factory-assembled, interlocking overhead truss structure with distributed/switched electric power, service module, WAN and Internet access distribution, data centers, video-on-demand and proprietary software. We have also developed best practices for providing payment processing, trouble-shooting and customer support services for a network of remote retail locations. We have raised an aggregate of more than $300 million through the sale of equity and debt securities and government grants to fund our initial research and development activities and initial stages of our ATE network expansion.

Scalable supplier base and proven installation capabilities

We work closely with market-leading suppliers for key components and content of our ATE system. Eaton Corporation supplies our high voltage electrical distribution systems, remote management switches and truss structure. Jaco Electronics, Inc. supplies our service modules. Cisco Systems, Inc. supplies our networking and information technology components and wireless Internet access. DirecTV, Inc. provides our satellite television services and LodgeNet Entertainment Corporation provides our interactive television services and movie content. Based on their performance to date, we believe each of these suppliers will be able to produce components or provide content for our ATE system on an expeditious and scalable basis to meet the needs of our nationwide network expansion plan. The major components of our ATE system are pre-constructed off-site and shipped to each location for assembly and integration. We have agreements with regional general contractors, who work under the supervision of our in-house construction team, to build our ATE network.

Experienced and proven management team

Our senior management team has significant experience leading high growth companies in the areas of technology and network operations, research and engineering, sales and marketing, customer support, human resources, construction and finance. Several members of our senior management team played key roles in the initial public offerings of three other companies and have had significant experience in the transportation industry.

Our growth strategy

We are focused on strengthening our position as the leading provider of comprehensive in-cab idle-reduction services to the heavy-duty trucking industry. Key elements of our growth strategy include the following:

Expand and operate our nationwide ATE network

We believe that expanding our ATE network will improve the convenience and availability of our services to truck drivers, enhance brand awareness, and accelerate the use of our services by fleet owners and truck drivers. We plan to install our ATE systems along major interstate highways at a density that allows truck drivers to plan their resting periods at our locations without incurring additional travel time and related fuel costs. We expect our overall system utilization rate to increase as we expand and increase the density of our ATE network and we believe our key suppliers and general contractors have the capacity to produce, assemble and install our ATE systems to meet the needs of our nationwide network expansion plan.

Expand long-term agreements with additional truck idling locations

We plan to secure additional parking spaces by entering into long-term agreements with owners and operators of commercial travel centers and other locations, including fleet terminals, where drivers park and idle their heavy-duty trucks. We have identified 960 travel centers, each with a minimum of 100 paved parking spaces, providing an aggregate of approximately 148,000 paved parking spaces nationwide as prospective locations for our ATE network. We will continue to focus our installation efforts on travel centers along major interstate highways that have a high historical number of parked trucks overnight, a minimum of 100 paved parking spaces, and high quality driver amenities.

Focus marketing, sales and branding efforts on truck fleets and drivers

We plan to increase ATE system utilization by our existing fleet customers while continuing to expand our fleet customer base by focusing our marketing efforts on the features and economic benefits of our ATE services. We regularly review driver utilization rate reports with our existing fleet customers to highlight the actual and potential additional cost savings that could accompany increased use of our ATE system. Our marketing efforts to attract new fleet customers include face-to-face sales meetings, participation in trade shows, and advertisements in our monthly publication, The Guide, and on satellite radio. We also conduct on-site demonstrations at fleet terminals and trade shows utilizing our show truck with a sleeper cab, giving prospective customers an opportunity to experience first-hand the services, features and comfort provided by our ATE system.

We plan to increase driver usage of our services by emphasizing the personal health, entertainment and communication benefits of our ATE system. Professional truck drivers are the end-users of our ATE system and they make the ultimate purchasing decision. Our branding strategy incorporates our “Life. Improved.” theme which reinforces our commitment to driver comfort and stress reduction, and we train our on-site employees to show respect and courtesy to the professional driver community. Our customer support call center works closely with our on-site employees to ensure that high quality and reliable customer service are available to drivers 24 hours a day, seven days a week.

Leverage our ATE network to generate additional revenue streams

Our WAN, computer technology and on-site employees provide a platform for the delivery of a variety of value-added services. By leveraging our technology and our access to a focused demographic of end users, we are able to deliver targeted services to professional truck drivers. For instance, in June 2007, we added remote delivery of computer-based driver training and safety related materials through our ATE system as a premium service to fleet owners. We will continue to explore ways to expand our future service offerings, including advertising and electronic commerce, to generate additional revenue streams.

Risk factors

Our business is subject to risks, including the following:

•	We have never been profitable and cannot predict when, if ever, we will achieve profitability. We have incurred operating and net losses since our inception, and as of June 30, 2007, had an accumulated deficit of $197.5 million. We expect to continue to incur and report net losses during the early phases of our nationwide ATE network expansion;

•	We have incurred substantial amounts of debt;

•	We have identified significant deficiencies in our internal control over financial reporting for the twelve months ended December 31, 2006;

•	The market for our services is developing, and our services have yet to gain broad market acceptance; and

•	We may be unable to protect our intellectual property.

For a discussion of these and other risks we face, see “Risk factors” beginning on page 11.

Corporate information

IdleAire Technologies Corporation was incorporated in Delaware in June 2000. Our principal executive office is located at 410 N. Cedar Bluff Road, Suite 200, Knoxville, TN 37923 and our telephone number is 865-437-3600. Our internet address is www.idleaire.com. The information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus.

The offering

Common stock offered by us	shares

Over-allotment option	shares

Common stock to be outstanding after the offering	shares or shares if the underwriters exercise their over-allotment option in full.

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses. Each $1 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions, by $ million (assuming no exercise of the underwriters’ over-allotment option).

We expect to use approximately $ million of the net proceeds to repay a portion of our senior discount notes, approximately $ million to fund our ATE network expansion, and the remaining $ million for working capital, and other general corporate purposes, which may include capital expenditures, sales and marketing expenses, and research and development. See “Use of proceeds”.

Dividend policy	We have never declared or paid cash dividends on our capital stock. Under the indenture for our senior discount notes, we are currently prohibited from paying cash dividends on our common stock. We presently intend to retain all future earnings, if any, to fund our nationwide ATE network expansion, and we do not expect to pay any cash dividends in the foreseeable future.

Proposed Nasdaq Global Market symbol

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk factors.”

The number of our shares of common stock outstanding after the offering is based on 48,827,414 shares of our common stock outstanding as of June 30, 2007, and, unless we indicate otherwise, excludes:

•	10,000,000 shares of our common stock reserved for issuance under our stock plan, of which options to purchase 4,697,515 shares of our common stock are outstanding at a weighted average exercise price of $1.74 per share;

•	100,000 shares of common stock reserved for issuance under our Director Compensation Policy, of which 20,000 shares of our common stock in the form of restricted stock awards are outstanding; and

•	the issuance of up to 48,395,540 shares of our common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $0.04 per share, all of which are currently exercisable.

Except as otherwise noted, we have presented the information in this prospectus based on the following assumptions:

•	a reverse stock split of our common stock of shares to 1 prior to completion of this offering;

•	the automatic conversion upon completion of this offering of all outstanding shares of our preferred stock into an aggregate of 34,211,254 shares of our common stock;

•	the issuance upon completion of this offering of 7,204,835 shares of our common stock, to be delivered to an escrow agent for the benefit of holders of our senior discount notes, as described under “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Senior discount notes”; and

•	that the underwriters do not exercise their over-allotment option to purchase additional shares of our common stock.

Summary financial and operating data

This section presents a summary of our historical financial information and pro forma net loss per common share for the periods indicated and certain operating data. The financial information has been derived from our audited financial statements for the three years ended December 31, 2006 and our unaudited financial statements for the six months ended June 30, 2007, included elsewhere in this prospectus. It is important that you read this information together with “Management’s discussion and analysis of financial condition and results of operations” on page 34 and our financial statements and related notes on page F-1. Pro forma net loss per common share is calculated assuming the automatic conversion of all outstanding shares of convertible preferred stock as of June 30, 2007 into an aggregate of 34,211,254 shares of our common stock, and the issuance of 7,204,835 shares of our common stock to an escrow agent for the benefit of the holders of our senior discount notes upon closing of this offering.

	Year ended December 31,			Six months ended June 30,
(in thousands, except share amounts)	2004	2005	2006	2006	2007

				(unaudited)

Statements of operations data:
Net revenues:
Basic and premium services, net	$ 1,485	$ 3,828	$ 10,911	$ 2,794	$ 12,534
Ancillary product sales	595	435	1,153	329	957

Net product revenues	2,080	4,263	12,064	3,123	13,491
Grant revenues	1,444	1,827	1,513	917	1,209
Other revenues	64	262	400	174	174

Total net revenues	3,588	6,352	13,977	4,214	14,874
Operating expenses:
Direct site operating costs(1)	12,657	10,253	23,363	6,490	23,505
Cost of ancillary product sales	386	548	835	244	564
Depreciation and amortization	4,322	5,444	9,467	2,933	10,095
Selling, general & administrative expenses	12,593	13,509	16,091	7,609	10,421
Impairment of long-lived assets	—	—	1,304	1,304	—
Loss on settlement of asset retirement obligation	—	—	318	317	—
Loss on disposal of fixed assets	2,171	1,024	3,181	989	177

Total operating expenses	32,129	30,778	54,559	19,886	44,762

Loss from operations	(28,541)	(24,426)	(40,582)	(15,672)	(29,888)
Interest expense, net	(315)	(2,439)	(19,703)	(10,155)	(14,559)

Net loss	$(28,856)	$(26,865)	$(60,285)	$(25,827)	$(44,447)

Net loss per common share	$ (0.60)	$ (0.55)	$ (1.24)	$ (0.53)	$ (0.91)

Weighted average shares outstanding	48,167,895	48,418,748	48,587,442	48,548,106	48,763,480
Pro forma net loss per common share—basic and diluted			$ (0.67)		$ (0.49)

Shares used to compute pro forma basic and diluted net loss per share(2)			90,003,531		90,179,569

(1)	Exclusive of depreciation on revenue-generating equipment, presented in a separate caption.

(2)	Assumes the conversion of 34,211,254 shares of convertible preferred stock into common stock; and the issuance and delivery of 7,204,835 shares of our common stock to an escrow agent for the benefit of the holders of our senior discount notes upon the closing of this offering.

	As of December 31,			As of June 30,
	2004	2005	2006	2007

Selected operating data:
Number of ATE sites	23	24	99	118
Number of ATE parking spaces	1,281	1,365	6,559	7,754
Average number of ATE spaces	1,040	1,329	2,939	7,146
Total hours of usage	1,970,386	2,291,625	5,010,845	5,959,091
Total visits	173,120	229,180	454,392	570,245
ATE system utilization rate(1)	22.6%	19.9%	19.5%	19.2%

(1)	ATE system utilization rate is calculated as the total amount of hours of ATE system time used by our customers divided by the total amount of hours available for use, assuming 24-hour availability for every parking space.

	As of December 31,			As of June 30,
(in thousands)	2004	2005	2006	2007 (unaudited)

Balance sheet data:
Cash, cash equivalents, short-term investments, restricted cash and investments	$3,613	$208,698	$70,854	$35,388
Property and equipment, net	35,492	33,253	137,507	156,093
Total assets	43,268	273,785	262,353	238,149
Deferred grant revenue	7,253	6,992	11,973	14,737
Senior secured discount notes	—	201,690	234,511	252,806
Total stockholders’ equity (deficit)	25,564	59,435	(312)	(44,337)

Risk factors

Investing in our common stock involves a high degree of risk and uncertainty. You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. If any of the following risks, as well as other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment.

Risks relating to our business and financial condition

We have a limited operating history and neither our historical results of operations, nor our business and financial expectations, may be an accurate indicator of our future operating results or business prospects.

We were incorporated in June 2000 and we began operating the ATE business in 2003. We have a limited operating history, which makes our evaluation of the timing and the amount of our anticipated capital expenditures, our business and prospects very difficult. Our business and financial plans are based on various assumptions, including the installation costs of our nationwide ATE network expansion, adoption rates, system utilization rates, price increases of our services, the mix between our basic retail rate, the basic discounted rate available to fleets and certain independent truck drivers and the utilization of our premium services and other estimates that management believes are reasonable, but are necessarily speculative in nature. Actual results will likely vary from our assumptions and such variations may be material. As a result, neither our historical results of operations nor any forward-looking information regarding our future expectations may give you an accurate indication of our future results of operations or our business prospects.

We have a history of net losses and an accumulated deficit of $197.5 million as of June 30, 2007. We cannot guarantee if, when or to what extent we will become profitable, or that we can maintain profitability once it is achieved. Our stock is a highly speculative investment.

We have never been profitable. We recorded a net loss of $44.4 million for the six months ended June 30, 2007. We expect to continue to incur and report net losses during the early phases of our nationwide ATE network expansion, as we work to gain widespread market acceptance for our ATE service. Our future operating results over both the short and long term will be subject to factors, many of which are beyond our control. These factors include the following:

•	costs associated with our ATE network expansion;

•	continued success in securing additional parking spaces for installation of our ATE systems;

•	market acceptance of our ATE technology;

•	adoption of our technology by fleet owners and usage by truck drivers;

•	fluctuations in diesel prices;

•	cyclicality of the trucking industry; changes in the regulatory environment; and

•	changes in general economic conditions.

We cannot assure you that we will achieve profitability or positive cash flow from operating activities in the future, or will generate sufficient cash flow to service our current or future working capital or debt requirements, including our senior discount notes currently outstanding.

Since inception, we have incurred losses every fiscal quarter through June 30, 2007. We expect to incur increasing operating expenses as we continue our nationwide ATE network expansion. We are currently experiencing negative operating margins and negative cash flows from operations as the cost of operating our ATE network exceeds the revenue generated from the usage of the ATE network. We cannot provide any assurance that we will achieve profitability, when we will become profitable, the sustainability of profitability should it occur, or the extent to which we will be profitable. Our ability to become profitable depends in part upon the success of our ATE network expansion and our ability to achieve a higher system utilization rate.

Our substantial level of indebtedness could materially adversely affect our financial condition and prevent us from fulfilling our obligations under the notes and our other indebtedness.

As of June 30, 2007, we have outstanding debt of approximately $252.9 million. In addition, notwithstanding our substantial indebtedness, if we satisfy certain debt coverage tests, we could issue additional notes and incur further indebtedness. If new debt were to be incurred in the future, the related risks could intensify.

Our substantial indebtedness could have important consequences to you and significant effects on our business. For example, it could:

•	make it more difficult for us to satisfy our obligations under our indebtedness which could lead to a default by us;

•	result in an event of default if we fail to satisfy our obligations under the senior discount notes or our other indebtedness or fail to comply with the financial and other restrictive covenants contained in the indenture or any future senior secured credit facility, which event of default could result in all of our indebtedness becoming immediately due and payable and could permit our lenders to foreclose on our assets securing such indebtedness;

•	require us to dedicate a substantial portion of our cash flow from our business operations to pay our indebtedness, thereby reducing the available cash to fund working capital, capital expenditures, general operational requirements and other purposes;

•	limit our ability to obtain additional financing for working capital, capital expenditures and other activities;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	increase our vulnerability to general adverse economic and industry conditions or a downturn in the trucking industry; and

•	place us at a competitive disadvantage compared to competitors that are not as highly leveraged.

We expect to obtain the necessary funds to pay our expenses and the amounts due under our senior discount notes primarily from our operations and other capital resources. Therefore, our ability to pay our expenses and make these payments depends on our future performance, which will be affected by financial, business, economic, legislative and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow from operations in the future and our anticipated growth in revenue and cash flow from operations may not be realized, either or both of which could result in our inability to repay indebtedness, including our senior discount notes, or to fund other liquidity needs. If we do not have sufficient funds, we may be required to sell assets or incur additional debt. There can be no assurance that we will be able to accomplish any of these alternatives on terms acceptable to us, or at all.

The indenture governing our senior discount notes imposes, and any future revolving credit facility may impose, significant operating and financial restrictions on us that may prevent us from pursuing certain business opportunities and restrict our ability to operate our business.

The indenture governing our senior discount notes imposes, and the terms of any future debt we incur may impose, significant operating and financial restrictions on us, limiting or prohibiting our ability to:

•	incur additional indebtedness or issue certain preferred stock;

•	pay dividends, redeem subordinated debt or make other restricted payments;

•	issue capital stock of any subsidiary we may establish;

•	change our line of business;

•	transfer or sell assets;

•	make certain investments or acquisitions;

•	grant liens on our assets;

•	enter into certain transactions with affiliates; and

•	merge, consolidate or transfer substantially all of our assets.

Events beyond our control could affect our ability to meet the financial ratios and financial condition tests and to comply with other provisions under our senior discount notes or other debt. Our failure to comply with these obligations could cause an event of default under our senior discount notes or such other debt. If an event of default occurs under our senior discount notes or such other debt, our lenders could elect to declare all amounts outstanding and accrued, and unpaid interest under such debt to be immediately due, and the lenders thereafter could foreclose upon the assets securing such debt. An event of default under our senior discount notes or such other debt could result in an event of default under our other debt instruments. In the event of a default under our senior discount notes or other debt (whether or not a cross default is triggered), there can be no assurance that we would have sufficient assets to repay all of our obligations. We may incur other indebtedness in the future that may contain financial or other covenants more restrictive than those applicable to the indenture governing our senior discount notes, and may be on terms that are not advantageous to you.

Our success is dependent on the market acceptance of our ATE systems.

Adoption of our ATE technology has grown, but is still relatively limited. We have continued to emphasize to fleet owners and truck drivers the services, features and benefits of our ATE system. Lack of acceptance by truck drivers and adoption or endorsement of our system by fleet owners would make it difficult for us to grow our business. We may have difficulty gaining widespread or rapid acceptance of our ATE systems for a number of reasons including:

•	our failure to convince truck drivers of the benefits of our ATE system;

•	fleet owners’ failure to encourage drivers to use our ATE system;

•	truck drivers’ unwillingness to change their idling habits; and

•	the introduction of competing products or services in the idle-reduction market.

Demand for our services may fluctuate as the price of diesel changes.

Charging fleet owners and independent truck drivers an hourly rate for our ATE basic services that is less than the hourly cost of fuel consumed during idling a heavy-duty diesel engine is one of our compelling value propositions. Conversely, the appeal of our ATE system and services may lessen as the difference between the hourly rate for our basic services and the diesel price narrows. Demand for our basic services may fluctuate as the price of diesel fuel changes. If diesel fuel prices decrease to a level such that using our ATE system does not result in fuel cost savings, fleets and independent truck drivers may reduce usage of our ATE system or discontinue using our services and our system utilization rate may decrease. Any decrease in our system utilization rate could have a material adverse effect on our business, prospects, financial condition and results of operations. If in the future, we need to reduce the hourly rate for our basic services to keep it competitive with the cost of diesel fuel, our business might suffer and our revenue might decline.

We will require significant capital to complete our nationwide ATE network expansion and financing may not be available to us on reasonable terms, if at all.

We are in a capital intensive industry. Capital expenditures of approximately $1.0 million are required to install our ATE system at an average size travel center with approximately 65 parking spaces, or about $15,000 per parking space. We began operating our ATE business in 2003 and our ATE system has not yet achieved widespread market acceptance. We will need substantial additional funds to complete the nationwide ATE network expansion and may need to sell additional equity or convertible debt securities to fund for such expansion. Any sale of additional equity or convertible debt securities will result in dilution to our holders of common stock and we cannot be certain that additional public or private financing will be available in amounts or on terms acceptable to us, or at all. If we are unable to obtain this additional financing when needed, we may be required to delay our network expansion and reduce the scope of, or eliminate one or more aspects of our business development activities, all of which could adversely affect the growth of our business. We have deposited funds in advance with our vendors and suppliers to secure discounted pricing and ensure prompt deliveries of key supply materials to meet our aggressive installation schedule. As of June 30, 2007, we have deposited approximately $13.1 million with our vendors and suppliers to secure our short-term purchase obligations. In the event that we need to delay our network expansion due to insufficient financing, there could be a delay involved in the refund of these deposits, and our financial situation may be further strained as a result.

As we continue our nationwide ATE network expansion, we may have difficulty managing our growth and expanding our operations successfully.

As we continue our nationwide ATE network expansion, we may need to expand our construction, sales, marketing and internal accounting activities. We will need to manage effectively the relationships we have with our employees, suppliers and customers. Failure to effectively manage any of these relationships may lead to lost productivity, lost revenue opportunities or litigation. Our growth will continue to place a significant strain on our managerial, operational and financial resources. To manage the growth, we must continue to implement and improve our operational and financial systems and to expand, train and manage our employees, including our customer support employees. There can be no assurance that our systems, procedures or controls will be adequate to support our rapidly growing operations.

Our business is subject to seasonal volatility and our operating results may fluctuate on a quarterly and annual basis.

Our business is subject to seasonal volatility. Since part of our services is to deliver cooled and heated air, we have typically realized a larger portion of sales during the hot summer and cold winter months of each fiscal year. Accordingly, this may create variability in our sales revenues between periods, depending on the severity of weather patterns. While we believe that our network expansion and increasing fleet acceptance of our ATE system may reduce seasonality for future periods, we cannot assure you that this will indeed be the case.

We depend upon our key personnel to run our business and manage our business growth. The loss of any one of them could have a material adverse effect on our business, operating results and financial condition.

Our success depends largely upon the continued contributions of our experienced senior management team and our ability to attract and retain qualified personnel. The relationships and reputation that our chief executive officer, chief operating officer, and other key employees have established and continue to maintain with travel center operators, manufacturers and suppliers and government agencies are key to our success. Competition for qualified personnel is highly intense and no assurance can be made that we will be able to retain our key employees or that we will be able to attract and retain additional qualified personnel in the future. The loss of any of our officers or key personnel could impair our ability to identify and secure new installation and lease agreements with travel centers, and in turn materially adversely affect our ability to manage the growth of our business.

Although we are in active negotiation with travel center operators and truck fleet owners to expand our ATE network, our expansion plan may not succeed as quickly as anticipated, if at all.

Our success in expanding our ATE network depends on our ability to market our ATE system to travel center operators and truck fleet owners and to obtain building permit approvals from local municipal planning agencies. If these parties do not find our value proposition compelling, our plan to install a nationwide ATE network could be delayed. In addition, our installation and lease agreement with one of the largest corporate chains of travel centers has a remaining initial term of only seven years. There is no assurance that we will be able to install our ATE system at all or most of the locations covered by the agreement, or extend the term of the agreement. In addition, although we have successfully installed our ATE systems at two fleet terminals and have plans to install our ATE systems at more fleet terminals in the future, there is no assurance that we will be successful in installing our ATE systems on terms that are acceptable to us, or at all.

We rely on third-party suppliers for the manufacture and assembly of our ATE system, and may not be able to meet our expansion plan schedule if our suppliers cannot meet our quantity and quality requirements.

We rely on third-party suppliers for the manufacture and assembly of our ATE system. In the event that certain of these suppliers are unable or unwilling to provide us with certain specific components on commercially reasonable terms, or at all, delays in securing alternative sources of supply would result in delays in our installation and deployment schedule, and could have a material adverse effect on our results of operations. We cannot assure you that our current suppliers will at all times dedicate sufficient production capacity to satisfy our requirements within scheduled delivery times, or at all. Failure or delay by our suppliers in fulfilling our anticipated needs would have a material adverse effect on our nationwide network expansion. General economic downturns or factors such as labor strikes, supply shortages, product defects, or safety recalls of particular equipment affecting any of our suppliers would also likely have a material adverse effect on our business.

We rely on electrical power utilities and communications companies, including Internet and bandwidth providers, data centers, satellite communications and mobile network providers, to provide their services to customers through our ATE systems; and their failure to provide prompt and reliable service could materially adversely affect our business, operating results and financial condition.

We rely on electrical power utilities, communications companies, Internet access, data center and bandwidth providers to deliver their services to us and our customers reliably. If any of these service providers cannot deliver their services reliably, the scope of the services we can offer to our customers will be either limited or non-functional and therefore the quality of our overall service offering could suffer. Any delivery issues, including signal interference, service interruptions or system failure could lead to customer dissatisfaction and complaints, damage our reputation, and cause delay in our ATE network expansion.

Any disruption in the network access or collocation services provided by these providers, or any failure of these providers to handle current or higher volumes of use, could significantly harm our business. Any financial or other difficulties our providers face may have negative effects on our business. We exercise little control over these vendors, which increases our vulnerability to problems with the services they provide. Any errors, failures, interruptions or delays in connection with these technologies and information services could harm our relationship with customers, adversely affect our brand and expose us to liabilities.

Our systems are also heavily reliant on the availability of electricity. In the event of a major power outage, we would have to rely on one of our four back-up generators. These back-up generators may not operate properly and their fuel supply could be inadequate during a major power outage, resulting in a possible disruption of our business.

We may have difficulty scaling and adapting our existing architecture to accommodate increased traffic and technology advances or changing business requirements, which could lead to the loss of customers and cause us to incur expenses to make architectural and design changes.

To be successful, our network infrastructure has to perform well and be reliable. As user traffic and our service offerings increase, the complexity of our ATE system increases, which raises our requirement for computing power. We have spent and expect to continue to spend substantial amounts on the purchase and lease of data centers and equipment and the upgrade of our technology and network infrastructure to handle increased traffic on our web site and to expand new service offerings. These activities are expensive and complex and could result in inefficiencies or operational failures. If we do not expand successfully, or if we experience inefficiencies and operational failures, the quality of our services and our customers’ satisfaction could decline. This could damage our reputation and lead us to lose customers. Cost increases for data network equipment, loss of traffic or failure to accommodate new technologies or changing business requirements could harm our operating results and financial condition.

We could experience system failures and capacity constraints, which could materially adversely affect our business and operating results.

To be successful, our ATE system must be able to operate 24 hours a day, seven days a week without interruption. We must protect our equipment and data against damage from human error and from force majeure events that could cause loss or corruption of data or interruptions in our services. We have business interruption insurance but such insurance may be insufficient to compensate us for losses relating to system failures or may not provide coverage under certain particular circumstances. If we were unable to provide uninterrupted service to our customers, such interruptions could:

•	cause customers to seek damages from us for losses incurred;

•	require us to incur expenses, either earlier or in amounts greater than originally planned, to replace existing equipment, expand facilities or add redundant facilities;

•	damage our reputation of reliability;

•	cause customers and others to cancel contracts with us; and

•	make it more difficult for us to attract new customers.

As a result, our business, financial condition and results of operations could be materially adversely affected.

Unauthorized disclosure of data, whether through breach of our computer systems or otherwise, could expose us to protracted and costly litigation or cause us to lose customers.

Maintaining the security of our network is an issue of critical importance for our customers because our services involve the storage and transmission of proprietary, confidential data and customer information, including truck fleet financial data and personal information, such as debit or credit card numbers. Individuals and groups may develop and deploy viruses, worms and other malicious software programs that attack or attempt to infiltrate our ATE network. If our security measures, or those of our contractors handling our customers’ information, are breached as a result of third-party action, employee error, malfeasance or otherwise, we could be subject to liability or our business could be interrupted. Successful penetration of our network security could have a negative impact on our reputation and could lead our existing and potential customers to choose not to use our ATE services. Even if we do not encounter a security breach ourselves, a well-publicized breach of the consumer data security of any major consumer website could lead to a general public loss of confidence in the use of the Internet, which could diminish the attractiveness of our system and service offerings.

If we fail to adequately protect or enforce our intellectual property rights, the value of our intellectual property rights would diminish.

We rely upon a combination of patents, service marks and other rights to protect our intellectual property. Our success and competitive position will depend largely on our ability to obtain and maintain patent protection for our ATE system, methods, processes and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights and to operate without infringing the proprietary rights of third parties. We have filed and anticipate filing additional patent applications both in the United States and internationally.

We cannot assure you that our US and foreign patent applications will be allowed or will be issued in a form that is advantageous to us. In addition, our patents or service marks may be challenged by third parties. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Competitors may also be able to develop services similar to our ATE system that do not infringe our patents. There can be no assurance that the actions we have taken to protect our intellectual property rights will be successful, particularly in foreign jurisdictions where the laws may not protect our intellectual property rights as fully or in the same manner as the laws of the United States.

Any patent may be challenged, invalidated, held unenforceable or circumvented. The existence of a patent will not necessarily protect us from competition. Competitors may successfully challenge or invalidate our patents or produce systems that do not infringe our patents. Patent and other intellectual property protection may be unavailable, limited or difficult to enforce. Our trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors and other persons.

Recent and future developments in patent law may negatively affect our ability to enforce our existing patents or in the future, obtain patent claims broad enough to adequately protect our technology. For example, recent US court rulings have, in some respects, tightened the standards for non-obviousness of US patents and changes to the US Patent and Trademark Office procedures may limit the number of patent claims we can obtain in the future.

Third party claims of intellectual property infringement could require us to spend significant time and money in litigation.

In order to protect or enforce patent rights, we may initiate patent litigation against third parties. Similarly, we may be sued by others. We have received, and may in the future receive, communications alleging possible infringement of patents and other intellectual property rights belonging to third parties. Such allegations can result in costly litigation. We also may become subject to proceedings conducted in the US Patent and Trademark Office, including interference proceedings to determine the priority of inventions, or reexamination proceedings. In addition, any foreign patents that are granted may become subject to opposition, nullity, or revocation proceedings in foreign jurisdictions. The defense and prosecution, if necessary, of intellectual property actions are costly and divert technical and management personnel from their normal responsibilities.

No patent can protect its holder from a claim of infringement of another patent. Therefore, our patent position cannot and does not provide any assurance that the commercialization of our ATE system would not infringe the patent rights of another. If such a claim is asserted against us, there can be no assurance that the resolution of the claim would permit us to continue marketing our ATE system on commercially reasonable terms, if at all. We may not have sufficient resources to bring these actions to a successful conclusion. If we do not successfully defend any infringement actions to which we become a party or are unable to have infringed patents declared invalid or unenforceable, we may have to pay substantial monetary damages, which can be tripled if the infringement is deemed willful, or be required to discontinue our business operation or significantly delay our network expansion plan.

Products developed by our competitors could reduce the demand for our ATE services.

We may face growing competition from companies that are developing and marketing idle-reduction technologies and alternatives. For instance, effective January 1, 2008, the California Air Resources Board will require drivers resting in a truck’s sleeper cab to shut off their engines after five minutes. Truck drivers may comply with the new regulation by using an auxiliary power unit, or APU, equipped with a particulate trap. Although there is no known particulate trap that is tested and proven for APU engines today, we believe large investments could be made in companies that will successfully manufacture California-compliant APUs. These companies may have significantly greater marketing, financial and managerial resources than us. We cannot assure you that our competitors will not succeed in developing and marketing products that will render our ATE system obsolete or non-competitive.

We are unable to predict the future availability of governmental grants.

Through June 30, 2007, we have been awarded approximately $55.6 million in cumulative-to-date grant assistance from governmental agencies. Of this amount, grants for $8.6 million have either expired or terminated. We have invoiced approximately $21.7 million and received approximately $20.5 million. Of the remaining $25.3 million in grant monies not yet invoiced, we expect such amounts to become collectible as additional sites are deployed. However, there can be no assurances that all such amounts will be collected. In addition, grants may include requirements that we build our ATE system on a site that does not meet our site selection criteria and therefore may not be commercially viable. Although we believe that we will receive additional grants, as well as other sources of governmental funding in the future, there can be no assurance that we will in fact receive such additional funding, that the amount of funding we do receive will not be less than what we currently anticipate, or what requirements will be stipulated in such grants.

The impact of environmental laws and regulations and their enforcement could adversely affect us.

We are subject to federal, state and local environmental, health and safety laws and regulations governing, among other things, the generation, storage, handling and use of hazardous materials and the emission and discharge of hazardous materials into the ground, air or water. Under certain environmental laws that impose liability on owners or operators of real property for the costs to remediate or otherwise address hazardous substance contamination, we could be liable for contamination at, on, from, in or under any location currently or formerly owned, leased or operated by us. In particular, there is a risk that the installation of our ATE systems in the various travel centers at which we lease parking spaces can puncture, damage or otherwise impact hazardous material storage tanks, discharge lines or other areas at the travel centers, resulting in contamination. This has occurred a few times in the past. We are currently assessing our liability with respect to one incident in a travel center in Texas, and cannot assure you that we will not ultimately bear some costs with respect to it. While we generally require our contractors who conduct the installations to carry insurance, and in some cases, indemnify us against certain losses arising from their work, we cannot assure you, however, that in this case, and in all other cases, our contractors will indemnify us against, have adequate insurance for, will agree to be liable for, or will actually fund, the costs arising from any contamination.

In addition, we cannot assure you that the environmental laws currently in effect that require air emissions reductions or ban idling from trucks will not change or be repealed. Also, we cannot assure you that additional states or municipalities will adopt anti-idling laws in the future nor can we assure you that authorities will increase their enforcement of existing or future anti-idling laws.

We have identified significant deficiencies in the internal controls over financial reporting that require remediation. If we fail to remediate the significant deficiencies, we could be unable to provide timely and reliable financial information, which could have a material adverse effect on our business, results of operations or financial condition.

During the audit and preparation of our financial statements as of and for the year ended December 31, 2006, our independent auditors communicated to us that they identified significant deficiencies in our internal controls primarily due to our failure to close certain year-end accounts in a timely manner and a lack of adequate accounting staff. However, such deficiencies are not deemed to be material weaknesses. Also, despite the communication of these findings, our independent auditors issued an unqualified opinion on our December 31, 2006 financial statements. We will continue to devote significant time and resources to designing and implementing improved internal controls and procedures. Nonetheless, we may discover areas of our internal controls that need improvement in the future. We cannot be certain that any remedial measures we take will ensure that we implement and maintain adequate internal controls over our financial processes and reporting in the future. If we fail to achieve and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our financial results, prevent or detect fraud, or provide timely and reliable financial information, which could have a material adverse effect on our business, results of operations or financial condition.

Provisions in our certificate of incorporation, our bylaws and Delaware law might discourage, delay or prevent our change of control or changes in our management and therefore, depress the trading price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change in control of us or changes in our management that our stockholders may consider advantageous. These provisions:

•	authorize the issuance of “blank check” preferred stock that our board of directors could issue to increase the number of outstanding shares and to discourage a takeover attempt; and

•	eliminate the ability of our stockholders to call special meetings of stockholders.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of us by prohibiting stockholders, owning in excess of 15% of our outstanding voting stock, from merging or combining with IdleAire.

Risks related to our market

We cannot accurately predict the size of the idle-reduction market, and it may be smaller or slower to develop than we expect.

Based on our research and industry trends, we believe there are approximately 1.3 million heavy-duty diesel trucks with sleeper cabs currently operating in the United States. Although this number is seemingly large, we cannot accurately predict the size of the market that is receptive to idling alternatives, and more specifically, to using our ATE systems. Currently, there are several idle-reduction technologies available in the market; however, adoption has been limited. Although many states have anti-idling laws and regulations, many of these regulations have not been consistently enforced, or, in some cases, enforced at all.

Our long-term growth will depend on the number of truck fleets and drivers willing to adopt idling alternatives, as well as how quickly they adopt our ATE system. We began operating our ATE business in 2003 and to further develop the market for our ATE system, we will need to continue to devote significant resources to marketing and other business development activities. Developing a market for our ATE services takes time and it may take us longer than we expect. In the event that we are successful in developing a market for our ATE services, we may find the market smaller than we expect.

The trucking industry is highly fragmented and regulated.

Our target customers in the trucking industry are a disparate group, comprised of truck fleet owners and independent truck drivers. Some truck fleet owners are small companies, and like independent truck drivers, may not be familiar with the industry trends or have exposure to new methods of doing business. As a result, we may not be able to establish a consistently effective method for marketing our ATE system to such industry participants.

The trucking industry is highly regulated. The jurisdiction of the DOT, the EPA and similar state agencies, extends to the trucking industry, our customers and the services that we currently sell to our customers. DOT and EPA regulations are subject to varying interpretations which may evolve over time. If compliance with the current regulations is not actively enforced by these agencies, or enforcement continues to vary from region to region, our operating results may vary between regions and our business could be materially adversely affected. We cannot assure you that government agencies will not adopt new policies or regulations that could adversely affect our business, results of operations and financial condition.

We are directly affected by the cyclicality of the trucking industry and general economic conditions.

The trucking industry is highly cyclical and especially susceptible to trends in economic activity. The trucking industry fluctuates in response to factors that are beyond our control, such as general economic conditions, interest rates, federal and state regulations, consumer spending and fuel costs. The industry is particularly sensitive to the consumer, industrial and manufacturing sectors of the economy, which generate a significant portion of the freight tonnage hauled by heavy-duty trucks. We serve truck fleet owners and professional truck drivers, so our business activities are directly tied to the purchase and production of goods and other key macro-economic measurements. When individuals and companies purchase and produce fewer goods, our customers transport fewer goods. In addition, we have a relatively high fixed-cost structure, which is difficult to adjust to match shifting volume levels. Downturns in consumer business cycles, such as the home construction, automobile, and manufactured goods sectors, can create excess capacity in the trucking industry and may have a material adverse effect on our business and operating results.

Risks related to this offering

Our common stock may have a volatile public trading price and a low trading volume.

Prior to this offering, our equity securities did not trade in a public market. An active public market for our common stock may not develop or be sustained after this offering. The underwriters and we will determine the initial public offering price through negotiation. This price may not be indicative of the fair market value or the market price at which the common stock will trade after this offering. The market prices for securities of companies comparable to us have been highly volatile. Factors giving rise to this volatility may include:

•	disclosure of financial results and other key performance indicators such as the system utilization rate and the fleet usage rate;

•	fluctuations in our system utilization rates due to seasonality;

•	future availability of government grants;

•	the conditions of the trucking industry;

•	the evolving regulatory environment; and

•	general market and economic conditions.

Because we do not expect to pay dividends, you will not realize any income from an investment in our common stock unless and until you sell your shares at profit.

Under the indenture for our senior discount notes, we are currently prohibited from paying cash dividends on our common stock. We have never paid dividends on our common stock and do not anticipate paying any dividends for the foreseeable future. You should not rely on an investment in our stock if you require dividend income. Further, you will only realize income on an investment in our common stock in the event you sell or otherwise dispose of your shares at a price higher than the price you paid for your shares. Such a gain would result only from an increase in the market price of our common stock, which is uncertain and unpredictable.

The sale of a substantial number of shares after this offering may cause the market price of our common stock to decline.

The market price of our common stock may decline if our stockholders or we sell shares of our common stock after this offering. As of June 30, 2007, options to purchase 4,697,515 shares of our common stock, with a weighted average exercise price of $1.74 per share, were outstanding. In addition, as of June 30, 2007, warrants to purchase 48,395,540 shares of our common stock, at a weighted average exercise price of $0.04 per share were outstanding, all of which are currently exercisable. Up to           shares of common stock issuable under our 2000 Incentive Stock Plan will, after expiration of any lock-up agreements, be eligible for immediate sale in the open market, except for shares acquired by affiliates, which will be subject to the requirements of Rule 144 of the Securities Act.

Future sales of common stock in the public market following this offering could adversely affect the market price of our common stock. After this offering, we will have           shares of common stock outstanding. Of these shares, the           shares sold in this offering will be freely transferable without restriction, except to the extent that any of these shares are held by our affiliates or by our employees, officers or directors and their immediate family members who have signed lock-up agreements.

Holders of           shares of our common stock, holders of options to purchase           shares of our common stock and holders of warrants to purchase           shares of our common stock have signed lock-up agreements or are subject to agreements among the stockholders that restrict sale of their shares for 180 days after the closing of this offering. Under these lock-up agreements, our stockholders have agreed, subject to certain exceptions, not to sell any shares of our common stock (or securities convertible into or exchangeable or exercisable for common stock) owned by them for a period of 180 days after the closing of this offering, unless they first obtain the written consent of J.P. Morgan Securities Inc. It may, however, be difficult for us to detect or prevent violations of these agreements. At the end of such 180 day period, approximately      million shares of common stock, and up to an additional of approximately      million shares issuable upon the exercise of vested options and warrants, will be eligible for immediate resale subject to the applicable provisions under Rule 144.

Under the indenture for our senior secured notes, we will issue and deliver 7,204,835 shares of our common stock to an escrow agent for the benefit of holders of our senior discount notes upon consummation of this offering. These 7,204,835 shares will be held in escrow until the end of 360 days after the closing of this offering.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price is substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $      per share, based on an initial public offering price of $      per share. Further, investors purchasing common stock in this offering will contribute approximately     % of the total amount invested by stockholders since our inception, but will own only approximately     % of the shares of common stock outstanding.

This dilution is due to our investors, who purchased shares prior to this offering, having paid substantially less than the price offered to the public in this offering when they purchased their shares and the exercise of stock options granted to our employees. As of June 30, 2007, options to purchase 4,697,515 shares of our common stock, with a weighted average exercise price of $1.74 per share, were outstanding, of which options to purchase 3,754,364 shares are vested and currently exercisable. In addition, as of June 30, 2007, warrants to purchase 48,395,540 shares of our common stock, at a weighted average exercise price of $0.04 per share were outstanding, all of which are currently exercisable. The exercise of any of these options or warrants would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of a liquidation.

Section 404 of the Sarbanes-Oxley Act of 2002 will require us to document and test our internal control over financial reporting beginning with the fiscal year ending December 31, 2007, and beginning with the fiscal year ending December 31, 2008, Section 404 will require an independent registered public accounting firm to independently opine on the effectiveness of these internal controls over financing reporting. Any delays or difficulty in satisfying these requirements could cause our shareholders to lose confidence in us, could adversely affect the trading volume of our common stock and could adversely affect our ability to raise additional financing through the sale of equity or debt securities.

Section 404 of the Sarbanes-Oxley Act of 2002 will require us to document and test the effectiveness of our internal control over financial reporting in accordance with an established internal control framework and to report on our conclusion as to the effectiveness of our internal controls. It will also require an independent registered public accounting firm to test our internal control over financial reporting and report on the effectiveness of such controls for our fiscal year ending December 31, 2008 and subsequent years. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal control over financial reporting, or if our independent registered public accounting firm is unable to provide us with an unqualified opinion regarding the effectiveness of our internal control over financial reporting as of December 31, 2008 and in future periods as required by Section 404, investors could lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our common stock. Failure to comply with Section 404 could potentially subject us to sanctions or investigations by the SEC, the Nasdaq Global Market or other regulatory authorities.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans, business model and approach and objectives of management for future operations, are forward-looking statements. Generally, the forward-looking statements in this prospectus use words like “may,” “could,” “would,” “should,” “believe,” “expect,” “anticipate,” “intend, “ “plan,” “estimate,” “target,” “potential,” “project,” “seek” or similar expressions. These forward-looking statements include, but are not limited to, statements regarding our business and regulatory environment outlook, anticipated financial and operating results, our business strategy and means to implement the strategy, our objectives, the amount and timing of capital expenditures, the likelihood of our success in expanding our business, financing plans, budgets, working capital needs and sources of liquidity.

Our actual results could differ significantly from the results discussed in the forward-looking statements in this prospectus. Many factors could cause or contribute to these differences, including the factors discussed in the sections of this prospectus entitled “Risk factors” and “Management’s discussion and analysis of financial condition and results of operations.” You should carefully read this entire prospectus, particularly the section entitled “Risk factors,” before you make an investment decision. The forward-looking statements in this prospectus are based on management’s beliefs and assumptions and information only as of the date of this prospectus, and the forward-looking events discussed in this prospectus might not occur. Therefore, you should not place undue reliance on our forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future earnings, or otherwise.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $      million, or approximately $      million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $      per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses. Each $1 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions, by $      million (assuming no exercise of the underwriters’ over-allotment option).

We intend to use $      million of the net proceeds we receive from this offering to repay a portion of our senior discount notes, which currently bear interest at a rate of 13% per annum. For more information on our senior discount notes, see “Management’s discussion and analysis of financial condition and results of operations.”

We expect that approximately $      million of the net proceeds will be used to fund our nationwide ATE network. We intend to use the remaining $      million for working capital and other general corporate purposes, which may include capital expenditures, sales and marketing expenses, and research and development. We have not determined the amounts to be used for any of these purposes and may find it necessary or advisable to use this portion of the net proceeds for other purposes.

The amount and timing of what we actually spend for any of these or other purposes will depend on a number of factors, including our future revenue and cash generated by our operations, and the other factors described under “Risk factors.” Accordingly, our management will have a broad discretion in applying this portion of the net proceeds of the offering remaining after repayment of a portion of our senior discount notes.

Dividend policy

We have never declared or paid cash dividends on our capital stock. Under the indenture for our senior discount notes, we are currently prohibited from paying cash dividends on our common stock. We presently intend to retain all future earnings, if any, to fund our nationwide ATE network expansion, and we do not expect to pay any cash dividends in the foreseeable future.

Capitalization

The following table shows our capitalization as of June 30, 2007:

•	on an actual basis;

•	on a pro forma basis to reflect:

•	the automatic conversion upon completion of this offering of all outstanding shares of our preferred stock into an aggregate of 34,211,254 shares of our common stock; and

•	the issuance upon completion of this offering of 7,204,835 shares of our common stock, to be delivered to an escrow agent for the benefit of holders of our senior discount notes, as described under “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—senior discount notes.”

•	on an adjusted pro forma basis to reflect:

•	the repayment of approximately $ million of our senior secured notes; and

•	our sale of common stock in this offering at an assumed public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus), and receipt of the net proceeds, after deducting estimated underwriting discounts and commissions and estimated offering expenses. Each $1 increase (decrease) in the public offering price per share would increase (decrease) the adjusted pro forma figures shown below for “Cash and cash equivalents,” “Additional paid-in capital” and “Total stockholders’ equity (deficit)” by $ million (assuming no exercise of the underwriters’ over-allotment option), after deducting estimated underwriting discounts and commissions.

This table does not include 4,697,515 shares of common stock that are issuable upon exercise of stock options that were outstanding as of June 30, 2007. The weighted average exercise price of these outstanding options is $1.74 per share. This table also does not include 48,395,540 shares of common stock that are issuable upon the exercise of outstanding warrants as of June 30, 2007 at a weighted average exercise price of $0.04 per share, all of which are currently exercisable. This table should be read in conjunction with our financial statements and the related notes and “Management’s discussion and analysis of financial condition and results of operations” included elsewhere in this prospectus.

June 30, 2007			Pro forma
(in thousands, except share amounts)	Actual	Pro forma	as adjusted

Cash and cash equivalents	$19,423
Short-term trading securities	14,900
Restricted cash and investments	1,065

Total cash and investments	$35,388

Secured convertible notes	$100
Senior secured discount notes due 2012	252,806

Total long-term debt	252,906

Series A convertible preferred shares, par value $0.001 per share, 22,000,000 shares authorized, 17,171,448 shares issued and outstanding actual, none issued or outstanding pro forma or pro forma as adjusted	30,350
Series B convertible preferred shares, par value $0.001 per share, 13,000,000 shares authorized, 12,566,774 shares issued and outstanding actual, none issued or outstanding pro forma or pro forma as adjusted	48,674
Series C convertible preferred shares, par value $0.001 per share, 11,000,000 shares authorized, 4,473,032 shares issued and outstanding actual, none issued or outstanding pro forma or pro forma as adjusted	22,155
Common shares, par value $0.001 per share, 200,000,000 shares authorized, 48,827,414, and shares issued and outstanding actual, pro forma and pro forma as adjusted, respectively	49
Additional paid-in capital	53,012
Stockholder subscription receivable	(925)
Treasury stock at cost	(200)
Accumulated deficit	(197,452)

Total stockholder’s equity (deficit)	(44,337)

Total capitalization	$208,569

Dilution

Our historical net tangible book value (deficit) as of June 30, 2007 was $(174.6) million, or $(3.58) per share of common stock based on 48,827,414 shares of common stock outstanding. Our historical net tangible book value (deficit) per share represents our total tangible assets less total liabilities and convertible preferred stock, divided by the number of shares of common stock outstanding. Our pro forma net tangible book value (deficit) as of June 30, 2007 was $(73.4) million, or $(0.81) per share of common stock, after giving effect to the conversion of all outstanding convertible preferred stock and delivery of the escrowed shares of common stock. The pro forma net tangible book value (deficit) per share before this offering represents our total tangible assets less total liabilities divided by the pro forma number of shares of common stock outstanding as of June 30, 2007. Net tangible book value (deficit) per share to new investors is the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value (deficit) per share immediately following the offering.

Our pro forma as adjusted net tangible book value (deficit) per share after this offering gives effect to the application of net proceeds from the sale of           shares of our common stock in this offering, at an assumed initial public offering price of $      per share (the midpoint of the range set forth on the cover page of this prospectus) and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. As of June 30, 2007, our pro forma net tangible book value (deficit) after this offering would have been $      million, or $      per share.

This represents an immediate increase in net tangible book value to existing stockholders of $      per share and an immediate dilution to new investors of $      per share. The following table illustrates the per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of June 30, 2007	$(3.58)
Increase attributable to conversion of convertible preferred stock	2.70
Increase attributable to delivery of escrowed common shares	0.07
Pro forma net tangible book value (deficit) per share at June 30, 2007	(0.81)
Increase per share attributable to new investors
Pro forma as adjusted net tangible book value per share after offering
Dilution of net tangible book value per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) our pro forma net tangible book value (deficit) per share after this offering by $      per share and the dilution in pro forma net tangible book value (deficit) per share to investors in this offering by $      per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Assuming the exercise in full of the underwriters’ over-allotment option, our adjusted pro forma net tangible book value after this offering at June 30, 2007 would have been approximately $      per share, representing an immediate increase in pro forma tangible book value of $      per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $      per share to purchasers in this offering.

The following table lists, as of June 30, 2007, the number of shares of common stock purchased, the total amount paid, and the average price per share paid by our existing stockholders. The following table also lists on a pro forma basis the number of shares of common stock purchased and the total amount paid, calculated before deduction of the underwriting discount and estimated offering expenses, and the average price per share paid by the new investors in this offering assuming the sale of           shares of our common stock at the initial public offering price of $      per share.

					Average
	Shares purchased		Total consideration		price per
(in thousands except share and per share data)	Number	Percent	Number	Percent	share

Existing stockholders	90,243,503%		$113,863%		$1.26
New investors(1)
Total		100%	$	100%	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per share would increase (decrease) the amount of total consideration to $ million.

Both of the above tables reflect the conversion of 34,211,254 shares of our convertible preferred stock into 34,211,254 shares of common stock upon the closing of this offering, and the issuance and delivery of 7,204,835 shares of our common stock to an escrow agent for the benefit of holders of our senior discount notes upon the closing of this offering; and assume no exercise of the underwriters’ over-allotment option and no exercise of stock options or warrants that were outstanding as of June 30, 2007. As of June 30, 2007, options to purchase 4,697,515 shares of our common stock, with a weighted average exercise price of $1.74 per share, were outstanding. In addition, as of June 30, 2007, warrants to purchase 48,395,540 shares of our common stock, at a weighted average exercise price of $0.04 per share were outstanding, all of which are currently exercisable. If any or all of these options or warrants are exercised, then there will be further dilution to our investors, including the purchasers in this offering.

Assuming the exercise in full of the underwriters’ over-allotment option, the number of shares held by new investors will increase to           shares, or           of the total number of shares of common stock outstanding after this offering.

Selected financial data

This section presents our historical financial data. You should read the selected financial data below in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our financial statements and related notes included elsewhere in this prospectus. We have derived the balance sheet data as of December 31, 2005 and 2006, and the statement of operations data for the years ended December 31, 2004, 2005 and 2006 from our financial statements included elsewhere in this prospectus, which have been audited by Ernst & Young LLP, independent registered public accounting firm. We have derived the statements of operations data for each of the years in the two-year period ended December 31, 2003 and the balance sheet data as of December 31, 2002, 2003 and 2004 from our audited financial statements which are not included herein. The statement of operations data for the six months ended June 30, 2006 and 2007, and the balance sheet data as of June 30, 2007 have been derived from our unaudited financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and contain all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of our results of operations for these periods and financial position on that date. See the notes to the financial statements for an explanation of the method used to determine the number of shares used in determining net loss per common share, including pro forma amounts. Pro forma net loss per common share is calculated assuming the automatic conversion of all outstanding shares of convertible preferred stock as of June 30, 2007 into an aggregate of 34,211,254 shares of our common stock, and the issuance of 7,204,835 shares of our common stock to an escrow agent for the benefit of the holders of our senior discount notes upon closing of this offering.

	Year ended December 31,					Six months ended June 30,
(in thousands, except share and per share data)	2002(1)	2003	2004	2005	2006	2006	2007

						(unaudited)

Statements of Operations Data:
Net revenues:
Basic and premium services, net	$ 19	$ 214	$ 1,485	$ 3,828	$ 10,911	$ 2,794	$ 12,534
Ancillary product sales	—	105	595	435	1,153	329	957

Net product revenues	19	319	2,080	4,263	12,064	3,123	13,491
Grant revenues	39	548	1,444	1,827	1,513	917	1,209
Other revenues	—	28	64	262	400	174	174

Total net revenues	58	895	3,588	6,352	13,977	4,214	14,874
Operating expenses:
Direct site operating costs(2)	386	7,082	12,657	10,253	23,363	6,490	23,505
Cost of ancillary product sales	—	116	386	548	835	244	564
Depreciation and amortization	833	2,181	4,322	5,444	9,467	2,933	10,095
Selling, general & administrative expenses	8,605	8,854	12,593	13,509	16,091	7,609	10,421
Impairment of long-lived assets	—	—	—	—	1,304	1,304	—
Loss on settlement of asset retirement obligation	—	—	—	—	318	317	—
Loss on disposal of fixed assets	1	1,967	2,171	1,024	3,181	989	177

Total operating expenses	9,825	20,200	32,129	30,778	54,559	19,886	44,762

Loss from operations	(9,767)	(19,305)	(28,541)	(24,426)	(40,582)	(15,672)	(29,888)
Interest expense, net	18	(241)	(315)	(2,439)	(19,703)	(10,155)	(14,559)

Net loss	$(9,749)	$(19,546)	$(28,856)	$(26,865)	$(60,285)	$(25,827)	$(44,447)

Net loss per common share	$ (0.20)	$ (0.41)	$ (0.60)	$ (0.55)	$ (1.24)	$ (0.53)	$ (0.91)

Weighted average shares outstanding	47,558,960	47,803,813	48,167,895	48,418,748	48,587,442	48,548,106	48,763,480

Pro forma net loss per common share —basic and diluted					$ (0.67)		$ (0.49)

Shares used to compute pro forma basic and diluted net loss per share(3)					90,003,531		90,179,569

(1)	Prior to 2003, we were in the development stage. During the development stage, we established our financial and operational plans, raised capital through the sale of common and preferred stock, refined our prototype service platform, established contacts with potential customers, acquired equipment and premises and hired and trained employees.

(2)	Exclusive of depreciation on revenue-generating equipment, presented in a separate caption.

(3)	Assumes the conversion of 34,211,254 shares of convertible preferred stock into common stock; and the issuance and delivery of 7,204,835 shares of our common stock to an escrow agent for the benefit of the holders of our senior discount notes upon the closing of this offering.

	As of December 31,					As of June 30,
(in thousands)	2002	2003	2004	2005	2006	2007 (unaudited)

Selected balance sheet data:
Cash, cash equivalents, short-term investments, and restricted cash and investments	$5,456	$5,081	$3,613	$208,698	$70,854	$35,388
Property and equipment, net	6,645	20,062	35,492	33,253	137,507	156,093
Total assets	12,669	27,525	43,268	273,785	262,353	238,149
Deferred grant revenue	337	1,453	7,253	6,992	11,973	14,737
Senior secured discount notes	—	—	—	201,690	234,511	252,806
Total stockholders’ equity (deficit)	10,243	19,940	25,564	59,435	(312)	(44,337)

Management’s discussion and analysis
of financial condition and results of operations

The following discussion should be read in connection with our financial statements, and notes to those financial statements, included elsewhere in this prospectus.

Overview

We are the leading provider of comprehensive in-cab idle-reduction services to the heavy-duty trucking industry. Our services include heating, ventilation and air conditioning, or HVAC, electric power, Internet access, satellite television, telephone, and remote delivery of computer-based driver safety and training courses. We deliver these services through our patented ATE Advanced Travel Center Electrification®, or ATE system, comprised of an in-cab service module connected to an external HVAC unit mounted on a truss structure above parking spaces. We are the first company to develop a comprehensive cost-effective solution for travel center electrification and idle-reduction that provides significant value to key participants in the trucking industry and environmental benefits to the public at large. We believe we have gained a significant competitive advantage in the market by creating a recognizable brand and changing the way professional drivers rest and sleep in their heavy-duty trucks.

Some of the key factors that influence our financial condition and results of operations are described below.

ATE network expansion

We are building a nationwide network of ATE locations at travel centers and fleet terminals, and as of August 31, 2007, our ATE systems were installed in 8,246 parking spaces at 127 locations across 33 states. In September 2007, we closed our operation at a distribution center. The chart below shows the build-out of our network since December 2002.

We believe that the attractiveness of our ATE service largely depends on the ability of truck drivers to access and use our ATE system along their routes without incurring additional travel time and expense. We believe that expanding our ATE network will improve the convenience and availability of our services, enhance brand awareness, and accelerate the use of our services by fleet owners and truck drivers.

We have not been able to fund the growth of our network with operating cash flow. During 2004, 2005 and 2006, we incurred net losses of $28.9 million, $26.9 million and $60.3 million, respectively, and for the six months ended June 30, 2007, we incurred a net loss of $44.4 million. As of June 30, 2007, we had an accumulated deficit of $197.5 million. We expect to continue to incur net losses during the early phases of our nationwide ATE network expansion, as we work to gain widespread market acceptance for our ATE service.

We expect to continue our ATE network expansion for at least three more years, and will therefore continue to incur substantial costs and expenses associated with this build-out. We expect to add 75 to 125 new sites each year to our network over the next three years. At an average size travel center consisting of 65 installed parking spaces, the capital expenditures involved are approximately $1.0 million, or about $15,000 per parking space. In order to meet our network expansion goals from 2008 through 2010, we anticipate requiring capital expenditures of approximately $75.0 million to $125.0 million each year over the next three years. We intend to use a significant portion of the proceeds from this offering to fund these capital expenditure requirements. We will need substantial additional funds to complete our nationwide ATE network expansion, and anticipate funding the balance with a combination of operating cash flow, borrowings and government grants. We cannot be certain that additional public or private financing will be available in amounts or on terms acceptable to us, or at all. If we are unable to obtain this additional financing when needed, we may be required to delay our network expansion and reduce the scope of, or eliminate one or more aspects of our business development activities, all of which could adversely affect the growth of our business. Assuming the availability of additional financing, to the extent we rely on borrowings or the issuance of debt securities, our leverage and interest expense will increase. To the extent we rely on additional issuances of equity or convertible debt securities, our stockholders will experience dilution of their ownership interest.

As we expand our ATE network, we review and refine periodically our site selection criteria in order to optimize the anticipated system utilization rate. Occasionally through this process, we decide to close underperforming sites. For example, in building some of our early sites under pilot projects funded by government grants, we installed our ATE system at locations stipulated by our public sector partners. Some of these sites did not prove to be commercially viable. In 2006, we closed and removed the equipment from five of these sites, resulting in a $0.7 million write-off of fixed assets for the six months ended June 30, 2006. In September 2007, we closed one additional site.

Key performance indicators

System utilization rates and our fleet usage rate are the key indicators we use to evaluate the operational performance of our ATE network, which we consider to be the major long-term driver of our financial performance.

	Year ended December 31,			Six months ended June 30,
	2004	2005	2006	2006	2007

System utilization rates:
Comparable sites	20.8%	21.6%	21.6%	19.3%	23.8%
Overall	22.6%	19.9%	19.5%	20.1%	19.2%
Fleet usage rate	14.7%	25.3%	36.4%	32.9%	41.8%

System utilization rates. Our system utilization rates are calculated as the total hours of ATE system time used by our customers divided by the total hours available for use, assuming 24-hour availability for every parking space. We track utilization rates for our overall ATE system for sites with an operating history of at least 12 months, or “comparable sites”, as well as for individual sites, in order to evaluate overall system and individual site performance. Comparable site utilization rates are important to us because we believe they are indicative of utilization rates for a more mature ATE network.

As shown in the table above, the overall utilization rate has declined on a period-to-period basis, while the utilization rate for comparable sites has gradually improved. We believe these trends reflect the rapid pace of our network build-out over the last few years, combined with the ramp-up period involved with each new site. As we continue to add new sites to our ATE network during the early phases of our network expansion, we do not anticipate substantial improvement in the overall system-wide utilization rate, and the overall utilization rate could continue to decline. If we are able to proceed with our network expansion as planned, increase the density of our ATE network, and successfully market our ATE system to truck drivers and fleet owners, we expect that the resulting “network effect” will help us avoid or ameliorate sustained declines in our comparable site utilization rate.

Fleet usage rate. Our fleet usage rate is the percentage of fleet billed hours divided by the sum of total hours billed. Fleet billed hours are hours billed to fleet fuel cards, directly to fleet credit customers, and to special IdleAire cards which are backed by fleet credit cards and/or fleet direct billing. Fleet usage rate is an important metric to us because it demonstrates the degree to which our network configuration and marketing efforts are successful in attracting fleet customers. We believe approximately 70% to 80% of heavy-duty truck drivers are truck fleet employees, with the remaining being independent owner-operators. Owner-operators are independent contractors and are generally responsible for their own operating costs and expenses, including the purchase or lease of the truck, and payment of fuel, tires, oil and maintenance. As a result, we believe they may be more sensitive to cost-control than fleet drivers. We have experienced more seasonal fluctuations in system usage by owner-operators, as they tend to use our services more frequently when the temperatures are very warm or very cold. To the extent we are able to increase our fleet usage rate, we expect our business to be less prone to seasonal fluctuations due to weather conditions.

Price of diesel fuel

Historically, the retail price of diesel fuel increased on a per gallon basis from less than $1.00 per gallon at the end of 1998 to almost $2.90 per gallon today. Factors that affect the price of diesel fuel include the supply and demand of crude oil, tightness in refining capacity, seasonality and taxes. According to the Energy Information Administration, or EIA, of the US Department of Energy, retail diesel fuel prices are likely to remain elevated as long as crude oil prices and world demand for distillate fuels remain high. EIA expects that national average retail diesel fuel prices will hover around $2.70 per gallon through 2007 and 2008. The table below shows the rise in diesel fuel prices since December 1998.

Demand for our basic services may fluctuate as the price of diesel fuel changes. Our ATE system reduces the need for idling during federally mandated resting periods for drivers, saving approximately one gallon of diesel fuel otherwise consumed per hour of idling and reducing related engine wear and maintenance expense. Historically, we have charged fleet owners and independent truck drivers an hourly rate for our basic ATE services that is less than the hourly cost of fuel consumed while idling a heavy-duty diesel engine.

The table below shows the average retail hourly rate for our ATE basic services as compared to the national average price of diesel per gallon for the periods indicated:

	Year ended December 31,			Six months ended June 30,
	2004	2005	2006	2006	2007

Average retail rate per hour of basic service	$1.53	$1.79	$2.12	$2.06	$2.18
National average price of diesel per gallon(1)	1.81	2.40	2.71	2.67	2.68

(1)	Source: Energy Information Administration

Our ability to market our basic ATE services to truck drivers depends largely on the cost of our services compared to the cost of diesel fuel. The price of diesel fluctuates. As a result, the appeal of our ATE services may lessen as the difference between the hourly rate for our basic services and the price of diesel narrows, and may grow to the extent the price of diesel rises more rapidly than the cost of our basic services. In addition, we may need to cut prices on our basic services to keep them competitive with the cost of diesel, which would cause our revenue to decline.

Trucking industry and general economic conditions

Since our customers are truck fleet owners and professional truck drivers, our business is tied to freight demand and the number of motor transport carriers in operation in the country. The trucking industry is highly cyclical and exhibits seasonality. We expect our business and results of operations to be affected by the same factors. For example, retailers tend to have a reduced demand for freight deliveries after the winter holiday season, and therefore we typically experience a seasonal fall-off in revenues after the winter holidays. The trucking industry is particularly sensitive to the consumer, industrial and manufacturing sectors of the economy. Downturns in consumer business cycles, or in the home construction, automobile or manufactured goods sectors, can reduce the demand for freight transport and reduce the demand for our services accordingly.

Results of operations

Our revenues are derived primarily from sales of our basic and premium services, ancillary product sales and the amortization of grant monies received. Our expenses are primarily comprised of direct site operations costs, the cost of our ancillary product sales, depreciation and amortization of our fixed assets and selling, general and administrative expenses.

Revenues

Basic and premium services, net. We derive revenue from the sale of basic ATE services, which are charged on an hourly basis, and premium services, which are generally sold in packages or blocks of time. Our service revenues also include revenues from the amortization of sales of annual gold card memberships. The gold card membership allows members to purchase our products and selected services at a discount for a pre-defined period, usually six months. Since gold card memberships and assorted prepaid plans are paid by drivers for future use, we defer recognition of all related revenues.

Ancillary products. We also derive revenue from the sale of ancillary products, including window adapters, telephones, keyboards, television remote controllers and coaxial and electrical power cables.

Grant revenues. Historically, we have derived a significant percentage of revenue from government grants that we have obtained, primarily under programs designed to foster diesel air emission reductions. Revenues from grants with continuing service requirements are recognized on a straight-line basis over the life of the grant contract. Revenues from grants otherwise designated for funding of revenue-generating equipment are recognized on a straight-line basis over the life of the respective equipment. Revenues from grants funded based on hours of emission reduction are recognized based on actual usage over the term of the grant.

Other revenues. Other revenues consist of any other revenues not specifically included in the above categories. Historically, it has included advertising revenues, phone commissions, fees, emission reduction credits and other miscellaneous revenues.

Expenses

Direct site operating costs. Our site costs and expenses primarily consist of (i) salaries and benefits for our on-site employees; (ii) lease consideration for parking spaces; (iii) cost of utilities, satellite television and movies; (iv) cost of network telecommunications; (v) ancillary cost of goods sold, and (vi) equipment maintenance costs. Direct site operating costs also include depreciation of revenue-generating equipment and accretion of asset retirement obligations.

Cost of ancillary product sales. Cost of ancillary product sales is the lower of the acquired cost or the market value of the item sold, using the average costing method.

Depreciation and amortization expense. Depreciation expense is computed by the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of useful life or lease term.

Selling, general and administrative expenses. Selling, general and administrative expenses primarily consist of (i) employees’ salaries and benefits, (ii) property and equipment leases, (iii) marketing and sales, (iv) telephone and network communications, (v) travel, and (vi) other general operating expenses.

Impairment of long-lived assets. When indicators of impairment are present, we evaluate the carrying value of constructed revenue-generating assets in relation to the operating performance and future undiscounted cash flows of the underlying assets. Based on these evaluations, asset impairment is determined to exist if estimated future cash flows, undiscounted and without interest charges, are less than the carrying amount of the respective asset.

Loss on settlement of asset retirement obligation. Our installation and lease agreements with travel centers typically require us to return the leased property to its original condition upon termination of the lease. We accrue this obligation over the life of the lease and record related accretion to cost of sales. When a site is closed and restored to its original condition, we record the differences in the accrued obligation and the actual cost to loss on settlement of asset retirement obligation.

Loss on disposal of fixed assets. From time to time, we identify damaged or unusable equipment, and write off such fixed assets. A modification to our service platform equipment may also render certain revenue-generating equipment obsolete, resulting in a write-off of fixed assets.

Interest expense, net. Interest expense relates primarily to debt incurred in order to finance our network build-out. In all periods, interest expense is net of interest income.

Interest expense is primarily comprised of accrued interest on our senior discount notes at the stated coupon rate, as well as interest method amortization over the life of the notes for original issue discount on the senior discount notes, debt discount generated from the bifurcation of value to the detachable warrants, and the deferred financing costs associated with the senior discount notes. Interest expense is net of amounts capitalized to revenue-generating assets during installation periods. Interest income is derived primarily from income from short-term investments of cash in excess of immediate cash requirements.

The following table sets forth the results of our operations for the periods presented:

	Year ended December 31,			Six months ended June 30,
(in thousands)	2004	2005	2006	2006	2007

Net revenues:
Basic and premium services, net	$1,485	$3,828	$10,911	$2,794	$12,534
Ancillary product sales	595	435	1,153	329	957

Net product revenues	2,080	4,263	12,064	3,123	13,491
Grant revenues	1,444	1,827	1,513	917	1,209
Other revenues	64	262	400	174	174

Total net revenues	3,588	6,352	13,977	4,214	14,874
Operating expenses:
Direct site operating costs (excluding depreciation and amortization)	12,657	10,253	23,363	6,490	23,505
Cost of ancillary product sales	386	548	835	244	564
Depreciation and amortization expenses	4,322	5,444	9,467	2,933	10,095
Selling, general & administrative expenses	12,593	13,509	16,091	7,609	10,421
Impairment of long-lived assets	—	—	1,304	1,304	—
Loss on settlement of asset retirement obligation	—	—	318	317	—
Loss on disposal of fixed assets	2,171	1,024	3,181	989	177

Total operating expenses	32,129	30,778	54,559	19,886	44,762

Loss from operations	(28,541)	(24,426)	(40,582)	(15,672)	(29,888)
Interest expense, net	(315)	(2,439)	(19,703)	(10,155)	(14,559)

Net loss	$(28,856)	$(26,865)	$(60,285)	$(25,827)	$(44,447)

The following table sets forth certain operating data as a percentage of net product revenues for the periods presented:

	Year ended December 31,			Six months ended June 30,
(as a percentage of net product revenues)	2004	2005	2006	2006	2007

Net revenues:
Basic and premium services, net	71.4%	89.8%	90.4%	89.5%	92.9%
Ancillary product sales	28.6	10.2	9.6	10.5	7.1

Net product revenues	100.0	100.0	100.0	100.0	100.0
Operating expenses:
Direct site operating costs (excluding depreciation and amortization)	608.5	240.5	193.7	207.8	174.2
Cost of ancillary product sales	18.6	12.9	6.9	7.8	4.2
Depreciation and amortization expense	207.8	127.7	78.5	93.9	74.8
Selling, general & administrative expenses	605.4	316.9	133.4	243.7	77.2
Impairment of long-lived assets	—	—	10.8	41.8	—
Loss on settlement of asset retirement obligation	—	—	2.6	10.1	—
Loss on disposal of fixed assets	104.4	24.0	26.4	31.7	1.3

Total operating expenses	1,544.7%	722.0%	452.3%	636.8%	331.8%

Six months ended June 30, 2007 compared to six months ended June 30, 2006

Total net revenues. Total net revenues increased $10.7 million or 253% for the six months ended June 30, 2007 compared to the six months ended June 30, 2006. The growth in total net revenues was principally due to the 365% increase in total hours of usage, which in turn was driven by the increase in the number of ATE sites and corresponding increase in the number of parking spaces available for rent. In addition, we raised the retail hourly rate for our basic services from $1.88 to $2.18, or 16%, in March 2006. However, customer discounts and promotional campaigns were more heavily utilized in 2007, increasing from $0.4 million for the six months ended June 30, 2006 to $2.7 million for the six months ended June 30, 2007, or 12% and 17% of gross product revenues, respectively.

Gross revenue from premium services increased from $0.6 million for the six months ended June 30, 2006 to $2.1 million for the six months ended June 30, 2007, but declined as a percentage of gross basic service fee revenue from 23% to 16% over the respective periods. We believe this is due to the additional sites added during this period. Between June 30, 2006 and June 30 2007, we added 81 new sites to our nationwide ATE network, making our ATE system more easily accessible to truck drivers. We believe that since we have installed more ATE systems at convenient locations, drivers stayed for a longer period of time, but use of our premium services as a percentage of gross revenue declined as they did not use our premium services during every visit. Sales of our premium services increased in numbers, but declined as a percentage of visits. For example, a movie was purchased during approximately 14% of our customer visits during the six months ended June 30, 2006 as compared to only 8% during the six months ended June 30, 2007.

Ancillary product sales increased $0.6 million or 191% for the six months ended June 30, 2006 compared to the six months ended June 30, 2007, but declined as a percentage of net product revenues from 11% to 7%. We believe this is also due to the increase of sites between the periods. The largest component of ancillary product sales are our adapter sales, but these are primarily sold only to first-time users and the percentage of new users in our customer base dropped from 14% during the six months ended June 30, 2006 to 8% during the six months ended June 30, 2007. As we continue to expand our customer base, we expect that the percentage of total customers composed of first-time users will continue to decline.

In addition, we collected $8.0 million in grants during the six months ended June 30, 2007, of which $0.6 million represented incremental amortization to grant revenues, less $0.4 million of 2006 amortization associated with grants for which all service requirements were completed in 2006. The overall increase to grant revenues also included $0.1 million of incremental amortization during the six months ended June 30, 2007 associated with the 2006 grants.

Direct site operating costs. Direct site operating costs (excluding depreciation and amortization) increased $17.0 million or 262% for the six months ended June 30, 2006 as compared to the six months ended June 30, 2007. As a percentage of net product revenues, direct site operating costs decreased from 208% for the six months ended June 30, 2006 to 174% for the six months ended June 30, 2007, principally due to the reduction in site-level salaries and benefits as a percentage of net product revenues from 113% of net product revenues, or $3.5 million, for the six months ended June 30, 2006 to 107% of net product revenues, or $14.4 million for the six months ended June 30, 2007, as a result of our ability to better leverage our on-site employees. In addition, our network expansion allowed us to achieve telecommunication and network economies of scale as well as a reduction in the per unit cost of certain ancillary inventory items.

Direct site operating costs also include depreciation of revenue-generating equipment. Depreciation of revenue-generating equipment was $9.3 million and $2.5 million for the six months ended June 30, 2007 and 2006, respectively. Depreciation has increased as a result of our network expansion.

Selling, general and administrative expenses. Selling, general and administrative expenses increased $2.8 million or 37% from the six months ended June 30, 2006 to the six months ended June 30, 2007, but declined as a percentage of net product revenues from 244% for the six months ended June 30, 2006 to 77% for the six months ended June 30, 2007. Selling, general and administrative expenses increased across all periods as we have continued to invest in our corporate infrastructure to support our network expansion. However, selling, general and administrative expenses as a percentage of net product revenues has continued to decline relative to the increasing revenue base.

In addition, for the six months ended June 30, 2007 as compared to the six months ended June 30, 2006:

•	Corporate headcount increased 34% from 180 employees to 242 employees. Total salaries and benefits were $4.3 million and $6.9 million at June 30, 2006 and June 30, 2007, respectively, or $3.1 million and $4.7 million, respectively, presented net of research and development, marketing and sales personnel costs.

•	Research and development costs increased 81% from $1.0 million to $1.7 million, which includes salaries and benefits of $0.8 million and $1.5 million, respectively as the number of research and development personnel increased from 27 at June 30, 2006 to 41 at June 30, 2007.

•	Marketing and sales expenses increased 63% from $0.8 million to $1.3 million, which includes salaries and benefits of $0.4 million and $0.7 million, respectively. Between June 30, 2006 and June 30, 2007, staffing grew by two persons and salaries and benefits increased $0.3 million. Marketing expense increased by $0.2 million from the six months ended June 30, 2006 to the six months ended June 30, 2007 primarily due to increased trade show attendance and an increase in marketing consulting fees.

•	Director fees increased $0.1 million principally due to stock compensation costs.

Impairments, disposals and site closures. We continue to review and evaluate our site selection criteria. In 2006, we identified ten underperforming sites which no longer met our current site selection criteria. Based on this evaluation, we closed five of these sites, recorded a $0.3 million loss on settlement of asset retirement obligations and wrote off approximately $0.7 million of fixed assets. We also recorded a $1.3 million impairment charge attributable to the other five sites that have remained operational. In September 2007, we closed an additional site. We continue to evaluate the commercial viability of the remaining four underperforming sites.

The total loss on disposal of fixed assets was $0.2 million and $1.0 million for the six months ended June 30, 2007 and 2006, respectively. The loss on disposal of fixed assets for the six months ended June 30, 2006 includes $0.7 million associated with the closing of the five underperforming sites and $0.2 million of capitalized site survey costs for locations that we determined were no longer viable prospective locations for short-term installation.

Interest expense, net. Net interest expense increased $4.4 million for the six months ended June 30, 2007 compared to the six months ended June 30, 2006 due to an increase of $3.2 million in interest expense associated with our debt and a decrease of $2.9 million in interest income associated with a lower investing base, offset in part by an increase of $1.7 million in capitalized interest during the six months ended June 30, 2007.

Year ended December 31, 2006 compared to year ended December 31, 2005

Total net revenues. Total net revenues increased $7.6 million, or 120%, for 2006 compared to 2005. The growth in total net revenues was principally due to the 119% increase in total hours of usage, which in turn was driven by the increase in the number of ATE sites and corresponding increase in the number of parking spaces available for rent associated with our current network expansion which was initiated in early 2006. In addition, we raised the retail hourly rate for our basic services from $1.65 to $1.88, or 14%, in May 2005 and from $1.88 to $2.18, or 16%, in March 2006. Customer discounts and promotions increased from $1.1 million to $1.9 million between 2005 and 2006, but decreased as a percentage of gross product revenues from 21% to 13%, respectively.

Gross revenue from premium services increased 127% from $0.9 million in 2005 to $2.0 million in 2006, but declined as a percentage of gross basic service fee revenue from 22% to 18% over the respective periods. Sites increased from 24 on December 31, 2005 to 99 on December 31, 2006. As our ATE systems became more easily accessible to truck drivers, we experienced a higher number of customer visits. Sales of premium services increased in numbers, but at a decreasing rate. For example, we sold 51,729 movies in 2006, which represented 11% of total visits. During 2005, we sold 31,348 movies which represented 14% of total visits. Ancillary product sales increased $0.7 million or 165% between 2005 and 2006, representing 8% of gross product revenues in both periods.

In addition, we collected $2.1 million in grants during 2006, of which $0.1 million represented incremental amortization to grant revenues, less $0.5 million of 2005 amortization associated with grants for which all service requirements were completed in 2006, including a reduction of $0.2 million in grants based on hours of emission reduction, which are recognized into revenue immediately. The overall decrease to grant revenues was net of $0.1 million of incremental amortization during 2006 associated with the 2005 grants.

Direct site operating costs. Direct site operating costs (excluding depreciation and amortization) increased $13.1 million or 128% from 2005 to 2006. As a percentage of net product revenues, direct site operating costs decreased from 241% in 2005 to 194% in 2006, principally due to a reduction in site-level salaries and benefits as a percentage of net product revenues from 156% of net product revenues, or $6.7 million in 2005, to 111% of net product revenues, or $13.3 million in 2006, as a result of our revenues increasing at a higher rate than these expenses. In addition, our network expansion allowed us to achieve telecommunication and network economies of scale as well as a reduction in the per unit cost of certain ancillary inventory items.

Direct site operating costs also include depreciation of revenue-generating equipment, but are presented in a separate caption. Depreciation of revenue-generating equipment was $8.6 million and $4.5 million for the years ended December 31, 2006 and 2005, respectively. Depreciation has consistently increased across all periods due to our network expansion.

Depreciation and amortization. Total depreciation and amortization increased $4.0 million, or 74%, from $5.4 million for 2005 to $9.5 million for 2006. This increase was due to the $4.1 million increase in depreciation for the revenue-generating equipment noted above.

Selling, general and administrative expenses. Selling, general and administrative expenses increased $2.6 million, or 19%, from 2005 to 2006, but declined as a percentage of net product revenues from 317% in 2005 to 133% in 2006. Selling, general and administrative expenses increased across all periods as we have continued to invest in our corporate infrastructure to support our expanding site presence. However, selling, general and administrative expenses as a percentage of net product revenues has continued to decline as the increasing revenue base was able to absorb more of the fixed corporate costs. In addition, for 2006 as compared to 2005:

•	Corporate headcount increased 74% from 126 employees to 220 employees. Total salaries and benefits were $7.5 million and $10.2 million at December 31, 2005 and 2006, respectively, or $5.4 million and $7.3 million, respectively, presented net of research and development, marketing and sales personnel costs. This was partially offset by a $2.2 million decrease in professional consulting fees as some consultants were hired as employees and during 2006 when we decided to bring in-house some work previously done by a consulting firm.

•	Property and equipment lease expenses increased $0.4 million from 2005 to 2006 as more space was leased to accommodate our additional employees.

•	Research and development costs increased 41% from $1.6 million to $2.3 million, which includes salaries and benefits of $1.3 million and $1.9 million, respectively, as the number of research and development personnel increased from 21 at December 31, 2005 to 31 at December 31, 2006.

•	Marketing expenses increased by $0.4 million, or 108%, due to increased solicitation media and trade show activity.

Impairments, disposals and site closures. We continue to review and evaluate our site selection criteria. In 2006, we identified ten underperforming sites which no longer met our current site selection criteria. Based on this evaluation, we closed five of these sites, recorded a $0.3 million loss on settlement of asset retirement obligations and wrote off approximately $0.7 million of fixed assets. We also recorded a $1.3 million impairment charge attributable to the other five sites that have remained operational.

The total loss on disposal of fixed assets was $3.2 million and $1.0 million for 2006 and 2005, respectively. The loss on disposal of fixed assets for the 2006 includes $0.7 million associated with the closed or impaired sites and $0.6 million of capitalized site survey costs for locations that we determined were no longer viable candidates for short-term site construction. In addition, we continued to identify obsolete, damaged or unusable equipment, and wrote off such fixed assets of $1.9 million in 2006 and $1.0 million in 2005.

Interest expense, net. Net interest expense increased $17.3 million from 2005 to 2006. Interest income increased $7.1 million as a result of investment income earned on the proceeds received from the sale of our senior discount notes in December 2005. In 2006, interest expense consists principally of $33.6 million of interest associated with our debt, less $6.8 million of capitalized interest. In 2005, interest expense consists principally of $0.8 million in deferred financing charges deemed to have no future benefit and $1.5 million of warrants issued to seven then-members of the board of directors in exchange for their personal guarantees of funding through the end of 2006.

Year ended December 31, 2005 compared to year ended December 31, 2004

Total net revenues. Total net revenues increased $2.8 million, or 77%, for 2005 compared to 2004. Total hours of usage increased 16% from 2.0 million hours in 2004 to 2.3 million hours in 2005. We raised the retail hourly rate for our basic services from $1.50 to $1.65, or 10%, in October 2004, and from $1.65 to $1.88, or 14% in May 2005. Customer discounts were heavily utilized in 2004 to promote system usage. These discounts were $2.0 million or 50% of gross product revenue in 2004 but declined to $1.1 million or 21% of gross product revenue in 2005.

Gross revenue from premium services increased 55% from $0.6 million in 2004 to $0.9 million in 2005, and remained fairly constant as a percentage of gross basic service fee revenue, rising slightly from 19% during 2004 to 22% for 2005. Ancillary product sales declined $0.2 million or 27% for the respective year-over-year periods, and declined as a percentage of net product revenues from 29% to 10%, because of the significant amount of customer discounts offered for our basic services in 2004.

In addition, we collected $1.1 million in grants during 2005, of which $0.5 million represented incremental amortization to grant revenues, less $0.3 million of net change in receipts based on hours of emission reduction, which are recognized as revenue immediately.

Direct site operating costs. Direct site operating costs (excluding depreciation and amortization) decreased $2.4 million or 19% from 2004 to 2005. The decrease in direct site operating expenses was primarily due to a decrease in site-related personnel costs of $2.0 million or 23% from 2004 to 2005. Salaries and benefits decreased as a result of our ability to better leverage our on-site employees. As of December 31, 2004, we had 12.1 full-time equivalent employees at each of our 23 sites, and that dropped to 7.1 full-time equivalent employees at each of our 24 sites as of December 31, 2005. As a percentage of net product revenues, direct site operating costs decreased from 609% in 2004 to 241% in 2005, principally due to a reduction in site-level salaries and benefits as a percentage of net product revenues from 416% of net product revenues, or $8.7 million, in 2004 to 156% of net product revenues, or $6.7 million, in 2005, as a result of our ability to better leverage our on-site employees. Direct site operating costs also include depreciation of revenue-generating equipment, but are presented in a separate caption.

Depreciation of revenue-generating equipment was $4.5 million and $3.2 million for the years ended December 31, 2005 and 2004, respectively.

Depreciation and amortization. Total depreciation and amortization increased $1.1 million or 26% from $4.3 million for 2004 to $5.4 million for 2005. This increase was primarily due to the $1.3 million increase in depreciation for the revenue-generating equipment noted above.

Selling, general and administrative expenses. Selling, general and administrative expenses increased $0.9 million, or 7%, from 2004 to 2005, but declined as a percentage of net product revenues from 605% in 2004 to 317% in 2005. Selling, general and administrative expenses increased across all periods as we have continued to invest in our corporate infrastructure to support our network expansion. However, selling, general and administrative expenses as a percentage of net product revenues has continued to decline as the increasing revenue base is able to absorb more of the fixed corporate costs.

Loss on disposal of fixed assets. As a result of ongoing modifications of site equipment, we continued to identify obsolete, damaged or unusable equipment, and wrote off such fixed assets. The total loss on disposal of fixed assets was $1.0 million and $2.2 million in 2005 and 2004, respectively. Engineering changes to upgrade to a more impact-resistant casing to surround our service module, along with several electronic hardening design changes to improve impact resistance, and convincing travel centers to allow for nose-in parking, contributed to the decrease of these asset disposals.

Interest expense, net. In 2005, net interest expense consisted principally of $0.8 million of deferred financing charges deemed to have no future benefit and $1.5 million of warrants issued to seven then-members of our board of directors in exchange for their personal guarantees of up to $7.0 million in funding through the end of 2006. In 2004, net interest expense was not material.

Quarterly results of operations

The following table sets forth our operating results for each of the six quarters indicated below. This data has been derived from unaudited financial data that, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this information when read in conjunction with our annual audited financial statements and the related notes. The amount and timing of our revenues and operating expenses may fluctuate significantly in the future as a result of a variety of factors, including the price of diesel fuel, seasonality, and the cyclicality of the trucking industry, all of which will affect the degree of market acceptance of our ATE services. These quarterly operating results are not necessarily indicative of our operating results for any future period.

Three months ended	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,
(in thousands, except per share data)	2005	2005	2005	2005	2006	2006	2006	2006	2007	2007

Statements of operations data:
Total net revenues	$1,208	$1,486	$2,026	$1,632	$1,653	$2,561	$4,727	$5,036	$6,462	$8,412
Loss from operations	(6,104)	(6,807)	(4,738)	(6,777)	(6,203)	(9,469)	(9,303)	(15,607)	(14,915)	(14,973)

Net loss	(6,129)	(6,863)	(4,786)	(9,087)	(11,943)	(13,884)	(13,616)	(20,842)	(21,936)	(22,511)
Net loss per common share—basic and diluted	$(0.13)	$(0.14)	$(0.10)	$(0.19)	$(0.25)	$(0.29)	$(0.28)	$(0.43)	$(0.45)	$(0.46)

Liquidity and capital resources

We have not been profitable since inception, and had a deficit in stockholders’ equity as of June 30, 2007. We have experienced and continue to experience negative operating margins and negative cash flows from operations. As a result, we have needed to rely on securities offerings and borrowings in order to fund our operations. In particular, our network expansion has been funded by the net proceeds received from the sale of our senior discount notes in 2005. We will need substantial additional funds to complete our nationwide ATE network expansion.

Based on our current operating plans, we expect that the net proceeds of this offering, together with our existing capital resources, will be sufficient to fund our planned expansion and operations for at least the next 12 months. However, future operating results are difficult to predict and are subject to a number of external factors, many of which are beyond our control. If our operating expenses and other commitments exceed our current expectations, we may need to sell additional equity or debt securities to maintain liquidity. There can be no assurance as to the availability or terms upon which additional funding sources may be available in the future, if at all.

Senior discount notes

On December 30, 2005, we raised approximately $234.8 million through the sale of $320.0 million of senior discount notes and detachable common stock warrants. The net proceeds (after fees and expenses and repayment of debt) of $207.6 million are being used to fund our current ATE network expansion and interim operating losses.

Of the $207.6 million, approximately $201.6 million was initially held in a disbursement account, and therefore accounted for as restricted cash and investments. Funds in the disbursement account were released as needed from time to time to pay for the development, construction and operation of ATE network and general corporate and other operating expenses. As of September 4, 2007, there were no funds remaining in the disbursement account.

Our senior discount notes rank senior in right of payment to all existing and future subordinated indebtedness and equal in right of payment with all other existing and future senior indebtedness. Our senior discount notes are unconditionally guaranteed on a senior secured basis by any future domestic restricted subsidiaries. Our senior discount notes are secured by substantially all of our tangible and intangible assets.

The indenture governing our senior discount notes imposes significant operating and financial restrictions on us. These restrictions may limit or prohibit, among other things, our ability to:

•	incur additional indebtedness or issue certain preferred stock;

•	pay dividends, redeem subordinated debt or make other restricted payments;

•	issue capital stock of any subsidiary we may establish;

•	change our line of business;

•	transfer or sell assets;

•	make certain investments or acquisitions;

•	grant liens on our assets;

•	enter into certain transactions with affiliates; and

•	merge, consolidate or transfer substantially all of our assets.

Events beyond our control could affect our ability to meet the financial ratios and financial condition tests and to comply with other provisions under our senior discount notes. Our failure to comply with these obligations could cause an event of default under our senior discount notes. If an event of default occurs under the indenture, there can be no assurance that we would have sufficient assets to repay all of our obligations.

On September 17, 2007, we amended the indenture to provide that upon completion of this offering, we will be required to issue and deliver 7,204,835 shares of our common stock to an escrow agent for the benefit of holders of our senior discount notes. These 7,204,835 shares will be held in escrow until the end of 360 days after the closing this offering.

Under the indenture, as of June 30, 2007, we may enter into a senior credit facility of up to $25.0 million.

Cash flows

Cash flows from operating, financing and investing activities are summarized in the following table for the stated periods:

				Six months ended
	Year ended December 31,			June 30,
(in thousands)	2004	2005	2006	2006	2007

Cash (used in) operating activities	$(12,007)	$(19,732)	$(34,093)	$(1,693)	$(13,519)
Cash provided by (used in) investing activities	(22,010)	(4,254)	45,243	13,556	16,515
Cash provided by (used in) financing activities	30,568	28,343	(444)	(31)	(205)
Net increase (decrease) in cash	$(3,449)	$4,357	$10,706	$11,832	$2,791

Operating activities. Our operating cash inflows consist principally of cash received from customers and grant monies received from governmental agencies, not all of which result in immediate revenue recognition, for the following reasons:

•	Customers frequently purchase gold card memberships and assorted prepaid plans for future use. As of June 30, 2007 and December 31, 2006, we have deferred recognition of related trade revenues of approximately $1.8 million, and $1.2 million, respectively, to future periods.

•	Through June 30, 2007, we have been awarded approximately $55.6 million in cumulative-to-date grant assistance from governmental agencies. Of this amount, grants for $8.6 million have either expired or terminated. Grants may expire or terminate for various reasons, including layout issues with travel center operators, issues related to local permits, or a determination that the site no longer meets our site selection criteria. We record grant awards and the related deferred revenue at the time an invoice is issued to the respective governmental agency. The process of recognizing revenue over the relevant amortization period begins at the time the grant monies are received. However, grant revenue is typically recognized over the life of the grant, which in most cases, corresponds to the capital expenditure outlay involved in the build-out. From inception through June 30, 2007, we have collected $20.5 million of grants and deferred recognition of $14.7 million of related revenue to future periods. Of the remaining $26.5 million in contractually available grant monies, we expect such amounts to become collectible as additional sites become operational. However, there can be no assurance that all amounts will be collected.

Our operating cash outflows consist principally of site operating costs and selling, general and administrative expenses (which includes research and development and sales and marketing expenses). Such costs currently exceed operating cash inflows. Our site operating costs generally vary directly with site operating revenues, with the exception of salaries and benefits, certain network costs, accretion of asset retirement obligations and depreciation of our revenue-generating equipment.

Our net cash used in operating activities across all periods is principally due to our site operating expenses and selling, general and administrative expenses exceeding revenues. In addition to changes from increases in operating expenses between periods, additional changes in operating activities include:

•	a $10.9 million increase in cash from trade revenues, a $7.5 million increase in grant collections, and a $0.4 million increase in interest income for the six months ended June 30, 2007 compared to the six months ended June 30, 2006;

•	the acquisition of $15.0 million in short-term trading securities, a $7.3 million increase in cash from trade revenues, a $1.0 million increase in grant collections, a $0.8 million increase in interest income collected, and a $0.3 million decrease in interest paid for 2006 compared to 2005; and

•	a $2.9 million increase in cash from trade revenues, a $6.6 million decrease in grant collections, and a $0.2 million increase in interest paid for 2005 compared to 2004.

Investing activities. The $16.5 million provided by investing activities during the six months ended June 30, 2006 was primarily due to the release of approximately $38.5 million of restricted cash to operations which, combined with $2.9 million of existing prepayments, was used to purchase $24.9 million of equipment for new sites, and to fund operating losses. The $13.6 million used in investing activities during the six months ended June 30, 2007 was primarily due to purchases and prepayments of property and equipment, less restricted cash released to operations.

The $45.2 million provided by investing activities for 2006 was primarily due to the release of approximately $169.7 million of restricted cash to operations, which was used to purchase and prepay deposits for equipment used for our network expansion of approximately $124.5 million, as well as funding our operating losses.

Cash used in investing activities for 2005 and 2004 was primarily the result of acquisitions of property, plant and equipment.

Financing activities. The net cash used in financing activities of $0.4 million for 2006 included debt financing costs incurred of $0.5 million offset by $0.1 million received from the exercise of stock options and warrants. This compares to net cash provided by financing activities of $28.3 million for 2005, which was generated principally from the issuance of preferred stock and notes, and borrowings (net of repayments) on a bank line of credit. Net cash provided by financing activities of $30.6 million for 2004 was generated principally from the issuance of preferred stock, less unrelated deferred financing costs.

Contractual obligations

The table below shows our estimates of future payments required under fixed contractual obligations as of December 31, 2006:

		Less than			Over 5
(in thousands)	Total	1 year	1-3 years	3-5 years	years

Senior secured discount notes(1)	$507,200	$—	$62,400	$83,200	$361,600
Senior secured convertible note(1)	165	10	20	20	115
Operating lease obligations	3,647	693	1,335	1,010	609

Total	$511,012	$703	$63,755	$84,230	$362,324

(1)	Amounts include interest and principal.

Subsequent to December 31, 2006, we entered into a five-year lease agreement for our principal engineering, testing and research facility. This property is located in approximately 6,700 square feet of leased office and warehouse space at Base Point Business Park in Louisville, Tennessee, a suburb of Knoxville, Tennessee. The lease expires on March 30, 2012 and the annual rent obligation is $75,634, which is not included in the above table. In August 2007, we entered into a one-year lease for 17,300 square feet of warehouse space in Knoxville, Tennessee, which begins on October 1, 2007. The annual rental obligation is $42,384, which is not included in the above table. In September 2007, we amended a lease to expand to approximately 10,950 square feet of office space and extend the term to September 30, 2010. The annual lease obligation is $153,300, which is not included in the above table.

As of June 30, 2007, we had open commitments on purchase orders of approximately $55.4 million, primarily for various site equipment components required for our network expansion. The majority of these commitments do not have a specific contractual termination date associated with them. In the event that we need to delay our network expansion due to insufficient financing, there could be a delay involved in the refund of these deposits.

Recently issued accounting pronouncements

On January 1, 2007, we adopted Emerging Issues Task Force, or EITF, Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation). Pursuant to the adoption of this standard, we have elected to exclude from revenue all sales taxes and any other taxes that are imposed on a revenue transaction between us and our customers. The adoption of EITF 06-3 had no effect on our financial statements, since this policy is consistent with prior treatment.

On January 1, 2007, we adopted the provisions of Financial Accounting Standards Board, or FASB, Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. At the adoption date and as of June 30, 2007, we had no uncertain tax positions and no adjustments to liabilities or operations were required.

On September 15, 2006, the FASB issued Statement of Financial Accounting Standards, or SFAS, No. 157, Fair Value Measurements. This new statement defines fair value, establishes the framework for measuring fair value in generally accepted accounting principles, and expands disclosure on fair value measurements. Although early adoption of this statement is permitted, it will be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are in the process of evaluating what impact, if any, this new standard may have on our financial statements.

On February 15, 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115. The statement permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. It will be effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted, provided we also elect to apply the provisions of SFAS No. 157. We are in the process of evaluating what impact, if any, this new standard may have on our financial statements.

Critical accounting policies, judgments and estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. In addition to the estimates presented below, there are other items within our financial statements that require estimation, but are not deemed critical as defined below. We believe these estimates are reasonable and appropriate. However, if actual experience differs from the assumptions and other considerations used, the resulting changes could have a material effect on the financial statements taken as a whole.

Management believes the following policies and estimates are critical because they involve significant judgments, assumptions, and estimates. Management has discussed the development and selection of its critical accounting estimates with the audit committee of our board of directors, and the audit committee has reviewed the disclosures presented below relating to those policies and estimates.

Impairment of long-lived assets. When indicators of impairment are present, we evaluate the carrying value of constructed revenue-generating assets in relation to the operating performance and future undiscounted cash flows of the underlying assets in accordance with SFAS No. 144, Accounting for the Disposal or Impairment of Long-Lived Assets. Based on these evaluations, asset impairment is determined to exist if estimated future cash flows, undiscounted and without interest charges, are less than the carrying amount of the respective asset. Inherent in the analysis of impairment are subjective judgments about future cash flows. Failure to make appropriate conclusions regarding these judgments may result in an overstatement of the value of long-lived assets.

From time to time, we may make strategic decisions to close existing sites. If sites to be closed constitute components, as defined by SFAS No. 144, and will not result in a migration of customers and cash flows, these closures will be considered discontinued operations when the related assets meet the criteria to be classified as held for sale, or at the cease-use date, whichever occurs first. The results of operations of discontinued operations are presented retroactively, net of tax, as a separate component in the statement of operations, if material individually or cumulatively. To date, no site closings have been material individually or collectively.

Asset retirement obligations. Our lease agreements with our travel centers generally require us to return the leased property to its original condition upon termination of the lease. These obligations represent asset retirement obligations subject to SFAS No. 143, Accounting for Asset Retirement Obligations and FASB Interpretation 47, Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143. We estimate our obligations based on the amount a third party would charge us to perform such activities. Historical closure activities provide a basis for those estimates. Inherent in the calculation of asset retirement obligations are assumptions regarding our credit-adjusted risk-free interest rate, the rate of inflation and the expected settlement date of the obligation. Settlement dates generally represent the lesser of the estimated useful life of the constructed assets or the life of the lease, and are evaluated using site-specific facts and circumstances.

It is possible that actual results, including the amount of costs incurred and the timing of those events, could be significantly different from our estimates and assumptions. To the extent that such estimates, or related assumptions, prove to be significantly different from actual results, lower profitability may be experienced as we settle these obligations.

Share-based compensation. We account for share-based payments to employees in accordance with the provisions of SFAS No. 123—revised 2004, Share-Based Payment, or SFAS 123(R). Under the fair value recognition provisions of SFAS 123(R), stock-based compensation cost is measured at the grant date based on the fair value of the award. For awards with graded vesting, we have elected to recognize the expense on a straight-line basis over the requisite service period, which is the vesting period.

Since we used the minimum-value method to measure pro forma compensation cost for employee stock options under SFAS 123, we were required to use the prospective method upon adoption of SFAS 123(R). Under the prospective method, we continue to account for our nonvested awards outstanding at the date of adoption using the provisions of APB 25; all awards granted, modified or settled after the date of adoption are accounted for using the measurement recognition and attribution provisions of SFAS 123(R).

We use the Black-Scholes-Merton standard option pricing model, or Black-Scholes model, to determine the fair value of stock options. Calculating stock-based compensation expense requires the input of highly subjective assumptions, including the estimated fair value of our outstanding shares, the expected term of the stock-based awards, stock price volatility, and pre-vesting option forfeitures. The assumptions used in calculating the fair value of stock-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, when assumptions change, stock-based compensation expense could be materially different in the future.

Our computation of expected term was calculated as the simple average of the weighted average vesting period and the contractual life of the option, as permitted by the “shortcut approach” in Staff Accounting Bulletin No. 107, Share-Based Payment. The risk-free interest rate for periods within the contractual life of the option is based on the United States treasury yield for a term consistent with the expected life of the stock option in effect at the time of grant. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Prior to January 1, 2006, we used the minimum value method to measure stock compensation cost, which excludes the effects of expected volatility. Since our stock is not publicly traded and we have no historical data on volatility of our stock, the expected volatility used for purposes of computing fair value is based on the historical volatility of similar public companies (referred to as “guideline companies”). In evaluating similarity, we considered factors such as industry, stage of life cycle, size, and financial leverage. The amount of stock-based compensation expense we recognize during a period is based on the portion of the awards that are ultimately expected to vest. We estimate option forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates.

The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, characteristics not present in our option grants. Existing valuation models, including the Black-Scholes and lattice binomial models, may not provide reliable measures of the fair values of our stock-based compensation. Consequently, there is a risk that our estimates of the fair values of our stock-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise or forfeiture of those stock-based awards in the future. Some employee stock options may expire worthless, or only realize minimal intrinsic value, as compared to the fair values originally estimated on the grant date and recognized in our financial statements. Alternatively, some employee stock options may realize significantly more value than the fair values originally estimated on the grant date and recognized in our financial statements. Currently, there is no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values.

The guidance in SFAS 123(R) is relatively new. The application of these principles may be subject to further interpretation and refinement over time. There are significant differences among valuation models, and there is a possibility that we may adopt different valuation models in the future. This may result in a lack of consistency in future periods and materially affect the fair value estimate of stock-based awards. It may also result in a lack of comparability with other companies that use different models, methods and assumptions.

Management is primarily responsible for our estimates of fair value. In so doing, management considers a number of factors, including information provided by or resulting from transactions with third parties. In December 2005, we completed a discount notes and warrants offering that resulted in substantial dilution to existing stockholders. In conjunction with the transaction, we performed a business enterprise valuation using discounted cash flow analyses so as to price the corresponding debt and detachable warrants. To further corroborate the fair value estimate, we compared the imputed rate on the notes against a range of plausible interest rate scenarios assuming that the debt had been issued without the detachable warrants. This process resulted in a valuation of $0.82 per share of common stock.

We have historically granted stock options at exercise prices equivalent to the fair value of our common stock as of the date of grant, as determined by taking into account our most recently available valuation of common stock. The aforementioned valuation served as the basis for subsequent assessments of fair value through the first quarter of 2007. The majority of our 2006 stock option issuances were made on April 1. We deemed $0.82 per share to be an appropriate valuation as there had been no substantial change in our business fundamentals in the preceding three months. Most of that quarter was dedicated to hiring appropriate personnel, reevaluating our site selection criteria and securing supplier commitments so as to begin full scale execution of our ATE expansion. We built only one site during the first quarter of 2006.

We began 2006 with only 24 sites and, at December 31, 2006, had 99 sites across 26 states. As a result, we transitioned from a stage characterized by mezzanine financing obtained to provide growth to an IPO to a “bridge to IPO” stage with a planned near-term liquidity event. In February 2007, we engaged an unrelated valuation firm to assist us with a valuation of our common stock as of December 31, 2006. Their final business enterprise valuation report was delivered in May 2007 and consisted of two valuation methods: (i) a venture capital market comparable valuation method under the market approach and (ii) a discounted cash flow method under the income approach. Both approaches yielded comparable business enterprise values.

The market-comparable approach estimates the fair market value of a company by applying market multiples of publicly-traded companies in similar lines of business to their results and projected results. Because we are in an emerging market, we often compare ourselves to a blend of industry sectors, including environmental, hospitality, facility services, telecommunications, technology, trucking and logistics. The income approach requires the application of an appropriate risk-adjusted discount rate to projected debt-free cash flows, based on forecasted revenue, costs and capital expenditures.

We provided financial forecasts to be used in the computation of business enterprise value. The financial forecasts were based on assumed revenue growth rates that took into account our past experience and future expectations. The risk associated with achieving this forecast was assessed in selecting a weighted average cost of capital of 22.5%, with an assumed initial public offering liquidation event 15 months from the valuation date. The proceeds were then allocated to the different equity classes, giving consideration of liquidation preferences to our convertible preferred stock. This resulted in a valuation of $2.21 per share of common stock. The increase in our valuation from $0.82 to $2.21 was principally the result of a decrease in our weighted average cost of capital from 37.5% to 22.5%, consistent with our transition between stages of enterprise development.

Management prepared an internal update to the December 31, 2006 valuation effective June 30, 2007, using the income approach. In making our determination of fair value, we considered a variety of factors. Because we are still an early stage company in a highly capital-intensive industry, most of our enterprise value is derived from residual cash flow in later years; and because we are also in an emerging market, those cash flows are highly subjective. Management frequently evaluates changes in projections to future cash flows resulting from the implementation of our business strategy, including the achievement of significant qualitative and quantitative milestones relating to, among other things, our system utilization rate, our fleet usage rate and the progress of our nationwide ATE network expansion plan. Management assumed a six month liquidity event and no change to the weighted average cost of capital of 22.5%, which resulted in a valuation of $2.58 per common share.

During the first quarter of 2007, we experienced a slow-down in our construction pace and improvements to system utilization rates were slower than forecasted. As a result, we made corresponding reductions to our long-term revenue growth assumptions, including delayed network effect. With a less aggressive but still robust expansion plan, our modified forecast reduced the assumed inherent fixed costs associated with the more aggressive previous site expansion assumptions, resulting in improvements to margins. Additionally, we identified future opportunities to more efficiently utilize on-site employees through certain geographic synergies, resulting in additional potential cost savings. The aforementioned factors, offset by a reduction in our assumed long-term revenue growth rates, resulted in the valuation increase from $2.21 to $2.58 per share.

The following table summarizes by quarter the number of shares subject to options granted between January 1, 2006 and June 30, 2007, the weighted average exercise price, the reassessed weighted average grant date fair value of the options, and the weighted average intrinsic value.

Retrospective adjustments from the aforementioned valuations are reflected in the reassessed fair value and weighted average intrinsic value of granted options.

			Reassessed
		Weighted	weighted	Weighted
		average	average	average
		exercise	grant date	intrinsic
	Shares	price	fair value	value

Quarter ended
March 31, 2006	31,575	$0.85	$0.44	$—
June 30, 2006	824,000	0.82	0.44	—
September 30, 2006	16,500	0.82	0.45	—
December 31, 2006	36,000	0.82	1.69	1.39
March 30, 2007	27,500	0.82	1.63	1.39
June 30, 2007	195,500	2.21	0.96	0.37

	1,131,075	$1.06	$0.60

We recorded stock-based compensation expense of $0.2 million and $0.2 million during 2006 and the six months ended June 30, 2007, respectively. As of June 30, 2007, we had $0.5 million of unrecognized stock-based compensation costs related to stock options granted pursuant to our Amended and Restated 2000 Incentive Stock Plan. The unrecognized compensation cost is expected to be recognized over a weighted average period of 2.42 years as of June 30, 2007.

Assuming the sale of shares contemplated by this offering is consummated at $      per share, which is the midpoint of the range set forth on the cover page of the prospectus, the aggregate intrinsic values of vested and unvested options to purchase shares of our common stock outstanding as of June 30, 2007 would be $      million and $      million, respectively.

Litigation and other contingencies. Management regularly evaluates our exposure to threatened or pending litigation and other business contingencies. Because of the uncertainties related to the amount of loss from litigation and other business contingencies, the recording of losses relating to such exposures requires significant judgment about the potential range of outcomes. As additional information about current or future litigation or other contingencies becomes available, our management will assess whether such information warrants the recording of additional expense. Management is not aware of any potential losses that would require accrual at December 31, 2006 and June 30, 3007.

Accounting for income taxes. At December 31, 2006, we had federal and state net operating loss carryforwards of approximately $150.9 million and $145.2 million, respectively. If not utilized, these federal and state net operating loss carryforwards will begin to expire at various dates beginning in 2015. The Tax Reform Act of 1986 limits the use of net operating loss carryforwards in certain situations where changes occur in the stock ownership of a company. In the event we have a change in ownership in the future, utilization of these carryforwards could be limited.

A valuation allowance has been established to reserve the potential benefits of these carryforwards in our financial statements to reflect the uncertainty of future taxable income required to utilize available tax loss carryforwards and other deferred tax assets. In June 2006 the FASB issued Interpretation No. 48, Accounting for Uncertainties in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes, or FIN 48. FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

On January 1, 2007, we adopted FIN 48. At the adoption date and as of June 30, 2007, we had no uncertain tax positions and no adjustments to liabilities or retained earnings were required.

We recognize interest and penalties related to uncertain tax positions in income tax expense, which was $0 for 2006 and the six months ended June 30, 2007.

Tax years 2003 through 2006 and 2002 through 2006 are subject to examination by the federal and state taxing authorities, respectively. However, due to our historical net operating loss position, all tax attributes are subject to adjustment upon examination. There are no income tax examinations currently in process.

Off-balance sheet arrangements

We have not engaged in any off-balance sheet financing activities except for leases which are properly classified as operating leases.

Quantitative and qualitative disclosures about market risk

Interest rate risk

Our primary market risk exposure is to changes in US interest rates. We may, from time to time, invest our cash in a variety of short-term financial instruments. These instruments generally consist of highly liquid investments with original maturities at the date of purchase of three months or less. We also invest in auction rate securities which generally have long-term stated maturities, but have characteristics similar to short-term investments because there is a new auction process at pre-determined intervals, generally between 7 to 90 days.

While these investments are subject to interest rate risk and will decline in value if market interest rates increase, a hypothetical 100 basis point increase or decrease in market interest rates would not materially affect the value of these instruments.

Foreign currency exchange risk

We have no foreign currency exchange risk exposure because all of our sales and expenses are denominated in US dollars.

Commodity price risk

We do not believe that overall consumer inflation will have a material effect on our business, financial condition or results of operations during the periods presented. A significant reduction in the price of diesel fuel, however unlikely, could negatively impact our business. See “Risk Factors.”

Business

We are the leading provider of comprehensive in-cab idle-reduction services to the heavy-duty trucking industry. Our services include heating, ventilation and air conditioning, or HVAC, electric power, Internet access, satellite television, telephone, and remote delivery of computer-based driver safety and training courses. We deliver these services through our patented ATE Advanced Travel Center Electrification® system, or ATE system, comprised of an in-cab service module connected to an external HVAC unit mounted on a truss structure above parking spaces. We are the first company to develop a comprehensive cost-effective solution for travel center electrification and idle-reduction that provides significant value to key participants in the trucking industry and environmental benefits to the public at large. We believe we have gained a significant competitive advantage in the market by creating a recognizable brand and changing the way professional drivers rest and sleep in their heavy-duty trucks.

Owners and drivers of heavy-duty diesel trucks with sleeper cabs represent our primary market. Based on our research and industry trends, we believe there are approximately 1.3 million of such trucks currently operating in the United States. Currently, heavy-duty truck drivers idle their trucks during federally mandated resting periods to maintain comfortable in-cab temperatures, provide electric power and warm the engine block to keep fuel from freezing in extremely cold weather. However, idling consumes fuel, increases engine wear and generates noise and vibration which contribute to driver sleep deprivation. In addition, diesel air emissions from idling adversely impact air quality and make it more difficult for local communities to comply with the US Environmental Protection Agency’s, or the EPA’s, air quality standards, which may result in the potential suspension of funding for certain highway and transit projects. Currently, more than 20 states, municipalities and the District of Columbia have adopted anti-idling laws to reduce air pollution. As pressure from environmental, energy conservation and regulatory agencies increases, we expect increased enforcement of the existing laws as well as adoption of new anti-idling laws by other states and municipalities. By using our ATE system, drivers can maintain comfortable in-cab temperatures and receive additional services and benefits without idling their trucks during federally mandated resting periods. We have been able to charge an hourly rate for our basic ATE services that is less than the hourly cost of fuel consumed while idling a heavy-duty truck engine.

We are building a nationwide network of ATE locations at travel centers and fleet terminals where drivers idle their trucks. We believe that a nationwide ATE network will strengthen our appeal and accelerate the use of our services by fleet owners and truck drivers. We plan to install our ATE systems along major interstate highways at a density that allows truck drivers to plan their resting periods at our locations without incurring additional travel time and related fuel costs. We currently have long-term lease and installation agreements with travel center owners and operators, including two of the three largest national commercial travel center chains, for the right to install our ATE systems in approximately 73,600 parking spaces at over 600 locations. As of August 31, 2007, our ATE systems were installed in 8,246 parking spaces at 127 locations across 33 states, and we had provided approximately 19.9 million hours of service since inception. Truck fleet customers who have used our ATE services over the past three months include more than 900 truck fleets and approximately 43,000 independent owner-operators, representing more than 208,000 heavy-duty trucks, a small percentage of the 53,000 truck fleets and approximately 1.3 million heavy-duty trucks with sleeper cabs operating in the United States.

Market opportunity

The primary customers and end-users of our ATE system are professional truck drivers who rest in their trucks overnight, and drivers who rest during the day while waiting for freight loads. These drivers are subject to the DOT’s HOS rule.

Trucking industry size

According to the American Trucking Associations, or the ATA, the US trucking industry hauled 10.7 billion tons of freight and generated total revenue of approximately $623.0 billion in 2005, representing approximately 69% of total US freight volume and 84.0% of the nation’s total freight bill. The ATA estimates that the US trucking industry will increase tonnage and revenue at annual growth rates of 2.4% and 5.6%, respectively, through 2017.

Truck fleets and heavy-duty trucks

The US trucking industry is highly fragmented. In August 2005, the DOT had registered more than 564,000 carriers including for-hire fleets, private truck fleets and independent owner operators. According to the ATA, 96% of these carriers operate 20 or fewer trucks and the largest 2,700 truck fleets in the US operate more than 700,000 trucks. In addition, the ATA estimates that there are 2.7 million heavy-duty trucks operating in the United States. We believe approximately 1.3 million of these trucks have sleeper cabs that enable drivers to rest and sleep in their vehicles.

Professional long-haul truck drivers

We believe there are approximately 1.3 million heavy-duty trucks with sleeper cabs currently operating in the United States. The drivers of these trucks typically spend days, and sometimes weeks, on the road working 11 to 14 hours a day. We believe approximately 70% to 80% of these drivers are paid by fleets, with the remaining being owner-operators. Owner-operators are independent contractors that provide freight delivery services to commercial motor carriers or directly to freight customers. Owner-operators are generally responsible for their own operating costs and expenses, including the purchase or lease of the truck, and payment for fuel, tires, oil and maintenance, and are therefore particularly concerned about controlling costs.

Travel centers

Truck drivers rest at many locations, including travel centers, fleet terminals, distribution centers, seaports, border crossings, transfer locations and rest areas along interstate highways and turnpikes. While fleets may direct their drivers to certain travel centers for fuel, engine oil change, or repair services, we believe drivers tend to stay longer at travel centers that have large parking lots, convenient retail operations that reward frequent purchases, full-service restaurants, clean hot showers, and other high quality driver amenities.

According to NATSO, Inc., formerly the National Association of Truck Stop Operators, the travel center industry generates annual revenue of approximately $40 billion. While we estimate that there are over 4,600 travel centers nationwide providing approximately 270,000 parking spaces, we believe that 2,100 of these travel centers representing more than 224,000 parking spaces are potentially suitable for our ATE system. Despite a recent trend towards consolidation, the travel center industry remains highly fragmented. National corporate chains, such as TravelCenters of America LLC, Pilot Travel Centers LLC, Flying J Inc., Love’s Travel Stops and Country Stores and

Wilco Hess, LLC, control approximately 38.0% of total travel center parking spaces nationwide while independent travel centers provide the remaining 62.0%.

Extended idling practices

Truck drivers typically idle their diesel engines during resting periods to maintain comfortable in-cab temperatures and keep engines operating in extremely cold conditions. Based on our proprietary survey in 2001 and later confirmed by EPA studies, truck drivers rest overnight an average of 306 days a year and the typical overnight idling period is 11 hours. During these rest periods, drivers idle their engine at 900 rpm to reduce noise and vibration, and provide HVAC services. During an extended idling period, a heavy-duty diesel engine consumes approximately one gallon of diesel fuel per hour.

Industry challenges: fuel costs and taxes, driver shortage, driver turnover and environmental concerns

Fuel costs and taxes represent more than 20% of a fleet owner’s operating expenses. Fuel prices have increased more than 56.0% over the past three years, from the national average retail price of $1.81 per gallon in 2004 to $2.85 for the three months ended August 31, 2007. While larger fleets are typically able to recover fuel cost increases through fuel surcharges to customers, it is more difficult for smaller fleets to recover fuel cost increases.

In May 2005, the ATA estimated that there was a shortage of approximately 20,000 truck drivers which was projected to increase to 111,000 drivers in 2014. In addition, according to the ATA, driver turnover for large truckload carriers averaged 120% for the twelve months ended March 31, 2007. We believe at an annual turnover rate of 120%, fleet owners can spend more than 2.0% of their annual revenue on driver recruitment and related costs.

To address air pollution, some state and local regulators have targeted idling diesel engines at travel centers and fleet terminals. We believe approximately 1,300 travel centers nationwide are located in EPA-designated “non-attainment” areas, which are not compliant with the EPA’s National Ambient Air Quality Standards, or NAAQS. In addition to existing anti-idling laws under which vehicle operators may receive citations, there is pending legislation in New Jersey, Pennsylvania and California to potentially fine property owners for idling taking place on their properties.

Our strengths

Compelling value proposition

We believe that our ATE system is the most cost-effective idle-reduction alternative providing significant benefits to key stakeholders in the trucking industry as described below:

•	Benefits for fleet owners. Truck fleets operate in a low margin business environment and are highly focused on reducing their operating costs. By using our ATE system, fleet owners save approximately one gallon of diesel fuel per hour of idling, and related engine wear and maintenance expenses. Our ATE system also provides fleet owners with improved means of communication with their drivers, and remote delivery of driver safety training courses which reduces operating costs associated with training at a fleet headquarters or terminal. In addition, we believe fleet owners use our services to recruit new drivers and increase driver retention, resulting in lower human resource costs.

•	Benefits for travel center operators. Travel center operators provide truck parking spaces as an inducement for drivers to purchase goods and services at their facilities, such as fuel, restaurant meals, truck maintenance, showers, laundry and other retail products. Currently, few travel centers charge for parking spaces. Our ATE system provides travel center operators with a new source of income from the receipt of lease consideration from us with no capital outlay. It also provides travel center operators with a broader service offering to attract additional customers to their facilities.

•	Benefits for truck drivers. By using our ATE system, truck drivers enjoy in-cab amenities and other services during federally mandated resting periods. Under the DOT’s HOS rule, truck drivers are required to rest a minimum of 10 hours after driving a maximum of 11 hours. By using our ATE system, a driver can rest in a sleeper cab free from the noise, vibration and fumes generated by an idling engine, and breathe thermostatically controlled, clean, filtered and UVC light-treated air. A driver can also enjoy stress-reducing home conveniences, such as satellite television and on-demand movies, communicate with family and friends via telephone and the Internet in the privacy of their sleeper cab, and receive remote safety training without the down-time involved returning to fleet headquarters or terminals.

•	Benefits for communities and the environment. Minimizing truck idling reduces air pollution and conserves fossil fuel energy. Diesel air emissions from idling adversely impact air quality and make it more difficult for local communities to comply with the EPA’s NAAQS. Through August 31, 2007, we estimate that our ATE system has eliminated approximately 464.5 million pounds of diesel air emissions that would otherwise have been emitted by those heavy-duty trucks that are using our ATE system and has helped conserve approximately 19.9 million gallons of fuel. In addition, we believe use of our ATE system reduces driver sleep deprivation which the NTSB has identified as a contributing factor in heavy-duty truck fatalities.

Strong relationships with travel center operators

We have long-term lease and installation agreements with travel center owners and operators, including two of the three largest national commercial travel center chains, for the right to install our ATE systems in approximately 73,600 parking spaces at over 600 locations along major interstate highways. These agreements typically give us the exclusive right to provide in-cab heating and cooling services by means of external HVAC units at these locations over 10- or 15-year terms, and are renewable for one or two additional five-year terms. Since travel center operators receive lease consideration from us and the installation of our ATE systems at their facilities involves no capital outlay from them, we believe we are a desirable partner to travel center operators.

Intellectual property protection

We have been issued two patents by the US Patent and Trademark Office that protect our proprietary ATE technology and enhance our ability to build a nationwide ATE network. In November 2002, we were issued a patent to protect our business of providing convenience services to a stationary vehicle allowing the vehicle to conserve fuel and reduce noise and particulate matter emissions by shutting off the engine. This patent will expire in February 2020. In March 2004, we were issued a patent in the US that protects the design and construction of our service module and other components of the ATE system. This patent will expire in September 2022.

First mover advantage in a capital-intensive industry

We spent five years and more than $100 million developing, engineering, testing and refining our ATE service delivery system, including the factory-assembled, interlocking overhead truss structure with distributed/switched electric power, service module, WAN and Internet access distribution, data centers, video-on-demand and proprietary software. We have also developed best practices for providing payment processing, trouble-shooting and customer support services for a network of remote retail locations. We have raised an aggregate of more than $300 million through the sale of equity and debt securities and government grants to fund our initial research and development activities and initial stages of our ATE network expansion.

Scalable supplier base and proven installation capabilities

We work closely with market-leading suppliers for key components and content of our ATE system. Eaton Corporation supplies our high voltage electrical distribution systems, remote management switches and truss structure. Jaco Electronics, Inc. supplies our service modules. Cisco Systems, Inc. supplies our networking and information technology components and wireless Internet access. DirecTV, Inc. provides our satellite television services and LodgeNet Entertainment Corporation provides our interactive television services and movie content. Based on their performance to date, we believe each of these suppliers will be able to produce components or provide content for our ATE system on an expeditious and scalable basis to meet the needs of our nationwide network expansion plan. The major components of our ATE system are pre-constructed off-site and shipped to each location for assembly and integration. We have agreements with regional general contractors, who work under the supervision of our in-house construction team, to build our ATE network.

Experienced and proven management team

Our senior management team has significant experience leading high growth companies in the areas of technology and network operations, research and engineering, sales and marketing, customer support, human resources, construction and finance. Several members of our senior management team played key roles in the initial public offerings of three other companies and have had significant experience in the transportation industry.

Our growth strategy

We are focused on strengthening our position as the leading provider of comprehensive in-cab idle-reduction services to the heavy-duty trucking industry. Key elements of our growth strategy include the following:

Expand and operate our nationwide ATE network

We believe that expanding our ATE network will improve the convenience and availability of our services to truck drivers, enhance brand awareness, and accelerate the use of our services by fleet owners and truck drivers. We plan to install our ATE systems along major interstate highways at a density that allows truck drivers to plan their resting periods at our locations without incurring additional travel time and related fuel costs. We expect our overall system utilization rate to increase as we expand and increase the density of our ATE network and we believe our key suppliers and general contractors have the capacity to produce, assemble and install our ATE systems to meet the needs of our nationwide network expansion plan.

Expand long-term agreements with additional truck idling locations

We plan to secure additional parking spaces by entering into long-term agreements with owners and operators of commercial travel centers and other locations, including fleet terminals, where drivers park and idle their heavy-duty trucks. We have identified 960 travel centers, each with a minimum of 100 paved parking spaces, providing an aggregate of approximately 148,000 paved parking spaces nationwide as prospective locations for our ATE network. We will continue to focus our installation efforts on travel centers along major interstate highways that have a high historical number of parked trucks overnight, a minimum of 100 paved parking spaces, and high quality driver amenities.

Focus marketing, sales and branding efforts on truck fleets and drivers

We plan to increase ATE system utilization by our existing fleet customers while continuing to expand our fleet customer base by focusing our marketing efforts on the features and economic benefits of our ATE services. We regularly review driver utilization rate reports with our existing fleet customers to highlight the actual and potential additional cost savings that could accompany increased use of our ATE system. Our marketing efforts to attract new fleet customers include face-to-face sales meetings, participation in trade shows, and advertisements in our monthly publication, The Guide, and on satellite radio. We also conduct on-site demonstrations at fleet terminals and trade shows utilizing our show truck with a sleeper cab, giving prospective customers an opportunity to experience first-hand the services, features and comfort provided by our ATE system.

We plan to increase driver usage of our services by emphasizing the personal health, entertainment and communication benefits of our ATE system. Professional truck drivers are the end-users of our ATE system and they make the ultimate purchasing decision. Our branding strategy incorporates our “Life. Improved.” theme which reinforces our commitment to driver comfort and stress reduction; and we train our on-site employees to show respect and courtesy to the professional driver community. Our customer support call center works closely with our on-site employees to ensure that high quality reliable customer service is available to drivers 24 hours a day, seven days a week.

Leverage our ATE network to generate additional revenue streams

Our WAN, computer technology and on-site employees provide a platform for the delivery of a variety of value-added services. By leveraging our technology and our access to a focused demographic of end users, we are able to deliver targeted services to professional truck drivers. For instance, in June 2007, we added remote delivery of computer-based driver training and safety related materials through our ATE system as a premium service to fleet owners. We will continue to explore ways to expand our future service offerings, including advertising and electronic commerce, to generate additional revenue streams.

Our service offering

We deliver our services through our ATE system. Our ATE system consists of an in-cab service module that is connected via a flexible, insulated hose to an external HVAC unit mounted on a truss structure above parking spaces, as shown in the picture below.

Drivers can easily connect our ATE service module to their truck cab window with a lightweight, secure plastic window adapter which we currently sell for $10 at each of our locations. Once the service module has been inserted into the window adapter and the driver has logged in using a fleet fuel card, credit card, or IdleAire® membership card, the driver can control all of the functions of the system from an easy-to-use touch screen computer. Our ATE service module includes a Pentium-class microcomputer with a touch screen and color liquid crystal display, filtered air supply and return vents, electrical outlets, and ports for satellite television, telephone, Ethernet, and USB connections for computer accessories. Each individual ATE service module is connected to our nationwide, secure, proprietary WAN, allowing us to operate remotely our on-site ATE systems, providing payment processing, trouble-shooting and customer support services 24 hours a day, seven days a week. Below is a picture of our service module.

We deliver basic and premium services through our ATE system.

Basic services

Using our basic services, a truck driver can turn off his truck engine, rest in his sleeper cab free from the noise, vibration and fumes generated by an idling engine, and significantly reduce the time and expense of idling. Our basic services include:

•	In-cab heating, ventilation and air conditioning, or HVAC—Our in-cab HVAC service allows the driver to thermostatically control the in-cab temperature and breathe clean filtered air without the need to idle the truck engine, waste diesel fuel and pollute the environment with diesel air emissions.

•	Electric power—Drivers can power small appliances through our ATE system and also use our ATE system to heat the engine block during periods of cold weather.

•	Satellite television—We offer 22 channels of satellite television, two local network channels and two IdleAire® channels with our basic service.

•	Unlimited local telephone calls.

•	Internet access—Drivers can access the Internet using the touch screen interface or an optional keyboard via the USB connectors.

•	24/7 customer support—Our customer support call center may be accessed through our ATE service module or by telephone, and provides service and support to drivers 24 hours a day, seven days a week.

We charge for our basic services on an hourly basis, with a one hour minimum. We currently offer fleet owners the ability to purchase basic services for their drivers at an approximate 15% discount, in order to provide an incentive to fleet owners to encourage their drivers to use our ATE system. We extend this 15% discount, and certain other discounts, to individual drivers who purchase our gold card membership, which is currently priced at $10 for a six-month membership.

For the six months ended June 30, 2007 and 2006, revenues from the sale of basic services accounted for approximately 86% and 82% of our gross service revenue, respectively. In 2006, 2005 and 2004, revenues from the sale of basic services accounted for approximately 84%, 82% and 84% of our gross service revenue, respectively.

Premium services

Once a driver has connected to our ATE system with the purchase of our basic services, we are in a position to offer the driver a number of premium services, which provide additional comfort and convenience, and reduce stress. Encouraging the purchase of premium services by drivers is an important part of our strategy to increase our revenues from each driver visit. Our premium services currently include:

•	Expanded satellite television channel selection—Drivers can access 44 additional satellite television channels, including three HBO channels, two Encore channels and five ESPN channels.

•	Movies-on-demand—Drivers can select from a menu of over 70 current and favorite movies of a wide variety.

•	High-speed Ethernet and wireless Internet access—Drivers can access the Internet using their own computer by connecting it to our ATE system with an Ethernet cable or by using a Wi-Fi connection.

•	Unlimited long distance telephone service—Drivers can purchase unlimited long distance telephone service over a 24-hour period to stay connected to family and friends who are often several hundred miles away.

•	Computer-based driver skill and safety training—Since June 2007, we have provided remote delivery of computer-based driver skill and safety training courses through our ATE system. Without remote delivery services such as ours, drivers often need to travel to a fleet training facility to fulfill their ongoing training requirements, which is costly to both fleet owners and drivers.

Drivers typically purchase our premium services in packages or blocks of time. For our computer-based driver training and safety courses, our fleet customers pay us an additional fee based on the number of courses delivered to their drivers.

For the six months ended June 30, 2007 and 2006, revenues from the sale of premium services accounted for approximately 14% and 18% of our gross service revenue, respectively. In 2006, 2005 and 2004, revenues from the sale of premium services accounted for approximately 16%, 18% and 16% of our gross service revenue, respectively.

In addition to delivering basic and premium services, we also sell ancillary products to truck drivers on-site to enable them to use our basic and premium services. Ancillary products include window adapters, telephones, keyboards, remotes and coaxial and power cables.

Our ATE network

The following site map shows our current ATE network locations:

As of August 31, 2007, our ATE network consisted of 127 sites in 33 states with a total of 8,246 ATE-equipped parking spaces. Our ATE systems were installed at 124 travel centers, two fleet terminals and one distribution center. In September 2007, we closed our operation in the distribution center. All but five of the travel centers operate under a national corporate chain of travel centers. Set forth below is a breakdown of these travel center locations:

		No. of ATE
	Sites	parking spaces

TravelCenters of America	105	7,090
Pilot Travel Centers	10	585
Love’s	2	107
Flying J	1	42
Sapp Bros	1	51
Independents	5	371

Total	124	8,246

While truck drivers rest at many locations, including travel centers, fleet terminals, distribution centers, seaports, border crossings, transfer locations and rest areas along interstate highways and turnpikes, we plan to focus our installation efforts on travel centers along major interstate highways that meet our site selection criteria as described below under “Our ATE network expansion—Site selection”.

From 2002 to 2004, under projects partially funded by government grants, we installed our ATE system at 10 locations stipulated by the grant-making agencies. We have determined that six of these sites are not commercially viable. As of September 14, 2007, we have closed all six locations.

Our ATE network expansion

The following chart summarizes our network expansion activities from June 30, 2002, when our first ATE system was installed, through August 31, 2007.

Due to our rapid network expansion over the past 18 months, only 54 of our current 127 sites, or 42.5% of our sites have been in operation for more than twelve months. We refer to these sites as our “comparable” sites, and they represent 3,603 parking spaces, or approximately 43.7% of all ATE-equipped parking spaces. There are 73 new sites, or 57.5% of our sites that have less than twelve months of operating history. These sites represent 4,643 parking spaces, or approximately 56.3% of all ATE-equipped parking spaces. As of September 14, 2007, we have closed six sites, or 4.7% of our sites, that fail to meet our current site selection criteria. These sites represented 171 parking spaces at the time of closing, or approximately 2.0% of all ATE parking spaces as of August 31, 2007.

The attractiveness of our ATE service largely depends on the ability of truck drivers to access our ATE service along their routes without incurring additional travel time and related fuel costs. We expect our overall system utilization rate to increase as we expand and increase the density of our ATE network. As a result, expanding our ATE network at strategic locations is key to our growth strategy.

As of August 31, 2007, we had 127 ATE locations. In September, we closed our operation in a distribution center. We expect to add between 75 to 125 sites each year to our network over the next few years, and to continue our ATE network expansion for the foreseeable future. The cost of installing an ATE system varies depending on the size and specific site conditions. Capital expenditures of approximately $1.0 million are required to install our ATE system at an average size travel center with approximately 65 parking spaces, or about $15,000 per parking space. We intend to use a significant portion of the proceeds from this offering for our network expansion.

Our network expansion process involves the following key steps:

Lease and installation agreements with travel centers and fleet terminals

We have long-term lease and installation agreements with travel center owners and operators, for the right to install our ATE systems in approximately 73,600 parking spaces at over 600 locations along major interstate highways. These agreements typically give us the exclusive right to provide in-cab heating and cooling services by means of external HVAC units at these locations over 10- or 15-year terms, and are renewable for one or two additional five-year terms.

We have long-term lease and installation agreements with two of the three largest national commercial travel center chains. In December 2003, we signed a lease and installation agreement with Pilot Travel Centers, LLC, or Pilot, giving us the right to install our ATE systems in all of Pilot’s existing and future locations. In August 2004, we signed a lease and installation agreement with TravelCenters of America, or TA, giving us the right to install our ATE systems at all of TA’s existing and future locations. In May 2007, TA acquired the operating business of Petro Stopping Centers, which was then the fourth largest national commercial travel center chain and with which we also have a long-term lease and installation agreement.

Our ATE system is currently installed at two fleet terminals. While truck drivers rest at many locations, including travel centers, fleet terminals, distribution centers, seaports, border crossings, transfer locations and rest areas along interstate highways and turnpikes, we plan to focus our installation efforts on travel centers along major interstate highways that meet our site selection criteria as described below.

Site selection

We currently focus our installation efforts on travel centers along major interstate highways that demonstrate a favorable combination of the following selection criteria:

•	a minimum of 100 paved parking spaces;

•	high quality driver amenities;

•	a high historical number of trucks parked overnight; and

•	covered under a lease and installation agreement.

As of August 31, 2007, approximately 96.7% of our parking spaces are in sites that meet these site selection criteria.

We have information on approximately 4,400 travel centers nationwide in our proprietary database. For our current phase of ATE network expansion, we have identified approximately 840 travel centers (in addition to the current 124 ATE-equipped travel centers), each with a minimum of 100 paved parking spaces, with an aggregate of approximately 122,000 paved parking spaces nationwide. As of August 31, 2007, we have performed approximately 400 site visits, during which we confirmed parking capacity, driver amenities, and overall site condition. We have performed more than 250 in-depth market surveys, including a minimum 3-day assessment of traffic patterns and the number of overnight parked trucks, idling trucks, drivers resting and dropped trailers. Based on these market surveys, we have identified more than 150 travel centers that meet our current site selection criteria, of which more than 100 travel centers are covered by the long-term lease and installation agreements described under “Our ATE network expansion — Lease and installation agreements with travel centers and fleet terminals” above. We plan to continue to survey and obtain lease and installation agreements with the remaining travel centers meeting our current selection criteria.

For our next phase of ATE network expansion, we will focus on a larger group of more than 1,100 travel centers, each with between 50 and 99 paved parking spaces. As of August 31, 2007, we have lease and installation agreements covering more than 190 of these travel centers. We currently expect that our installations in these sites will be characterized by fewer site personnel, more self-service features, and innovations in truss design and site layouts. We believe these smaller sites will become even more attractive as we become more successful in penetrating the truck fleet and owner-operator markets.

Design and approval of site layouts

Once we have identified a site that meets our selection criteria, we will design and present to the site owner our proposed site layouts. Our proposed layouts may vary based on the size of the site, the number of ATE parking spaces, traffic flow, and proximity to the travel center’s ingress or egress, restaurant, fuel island, and retail shops.

We may also need building permits from the local municipal planning agencies or metropolitan planning organizations within the city or county government before we can commence installation. It may take several weeks to several months to obtain the necessary building permit due to issues including the interpretations of electrical code requirements, aesthetics and setback variances.

Procurement of site-specific materials

We rely on third-party suppliers and general contractors for the manufacture and assembly of our ATE system. Once all the necessary layout approvals and permits are obtained, our in-house procurement team will determine site-specific quantities and configuration of materials, order the materials and schedule staged delivery of components from our suppliers. As of June 30, 2007, we have deposited approximately $13.1 million with our vendors and suppliers to secure our short-term purchase obligations.

Construction and installation

Major components are pre-constructed off-site and shipped to each location for assembly. Columns and trusses are first installed and erected, followed by installation of the communication/office building and connection of electrical power and telecommunication utilities. We have agreements with regional general contractors, who work under the supervision of our in-house construction team, to assemble, integrate and install on site. We also have professionals in-house dedicated to expediting the procurement and tracking of the electrical power and telecommunications utility installation schedules that have historically been difficult to predict.

Site acceptance testing

Once the installation is complete, we will conduct a thorough site acceptance testing which involves testing of all equipment, including the service modules, and their connectivity to our proprietary network.

Staffing and training

Before a site commences operation, we also hire and train our on-site employees to provide high quality and reliable customer service, market and sell our ATE services to prospective customers, and show respect and courtesy to the professional driver community at all times.

After the receipt of all necessary permits and approvals, site construction and installation, acceptance testing and staff training takes on average 45 to 60 days.

Sales and marketing

Our marketing, sales and branding efforts are targeted at both fleet owners and individual professional drivers.

Fleet owner marketing

We focus our fleet owner marketing efforts on the features and economic benefits of our ATE services. We regularly review driver utilization rate reports with our existing fleet customers to highlight the actual and potential additional cost savings that could accompany increased use of our ATE system. Our regional sales force works closely with our internal sales team to generate sale leads, achieve fleet commitments to pay for their drivers’ use of our ATE services, set up fuel card transactions and suggest actions to increase fleet utilization. Our regional sales team is in regular contact with senior management of prospective fleet customers through face-to-face meetings and sales calls.

Truck driver marketing

We focus our driver marketing efforts on the personal health, entertainment and communication benefits of our ATE system. Our logo incorporates a “Life. Improved.” theme which reinforces our commitment to driver comfort and stress reduction, and we train our on-site employees to show respect and courtesy to the professional driver community. Our customer support call center works closely with our on-site employees to ensure that high quality and reliable customer service are available to drivers 24 hours a day, seven days a week.

We currently market our ATE system through the following means:

National trade shows. To enhance brand awareness, we regularly attend annual trade shows organized by national associations such as the ATA, Truckload Carriers Association, National Private Truck Council, and NATSO, Inc. We also market the benefits of our ATE system at driver-oriented trade shows, such as the Mid-America Trucking Show and the Great American Trucking Show.

The Guide. The Guide is a 32-page full color monthly magazine, full of driver-oriented stories and articles, listings of our sites and fleet customers and other promotional information. Approximately 140,000 copies of The Guide are distributed to fleet owners and drivers each month.

On-site demonstrations using our show truck. Our show truck is a heavy-duty 18-wheel tractor trailer with a sleeper cab with ten demonstrational service modules and retractable HVAC units. Our show truck can be set up quickly at a trade show, or in the parking lot of a fleet headquarters or terminal. It allows customers and prospective customers to experience first-hand the services, features and comfort provided by our ATE system.

Print, in-cab and satellite radio advertising. In addition to The Guide, we distribute promotional materials for fleet owners to include in their new driver welcome kits, training materials and payroll envelopes, and for travel center owners to display at their driver lounges. Our infomercials are displayed on the LCD screen of our ATE service module while the system is in use. We also advertise on Sirius and XM satellite radio, which we believe reaches wide sections of our target professional driver market.

Promotions and incentives. We currently offer fleet owners the ability to purchase basic services for their drivers at an approximate 15% discount, in order to further provide incentive to fleet owners to encourage their drivers to use our ATE system. Our promotional program continues to reward loyalty among our driver customers. For instance, we offer the sale of our gold card memberships at a discount during our “Taste of Gold” promotion, and discount movies during our “Driver’s Choice Film Festival.”

Branding Strategy

We believe the long-term success of our marketing and sales efforts largely depends on our ability to build a strong brand in the trucking industry. Our branding initiative is focused on the press and public relations. Over the past six months, our ATE technology received coverage in CNN’s “Fortune First,” the History Channel’s “Modern Marvels,” Fox News Report and the New York Times. Our branding strategy incorporates a “Life. Improved.” theme which reinforces our commitment to driver comfort and stress reduction. Since July 2007, we have been working with The Richards Group, a marketing agency, to strengthen our nationwide branding strategy.

Intellectual property

We have been issued two patents by the US Patent and Trademark Office. In November 2002, we were issued a patent to protect our business of providing convenience services to a stationary vehicle allowing the vehicle to conserve fuel and reduce noise and particulate matter emissions by shutting off the engine. This patent has coverage in the United States and we have been issued a corresponding patent in Mexico. The US patent will expire in February 2020. We currently have a pending patent application in Canada which is similar in scope.

In March 2004, we were issued a patent in the United States that protects the design and construction of our service module and other components of the ATE system. This patent has coverage in the United States and we have also obtained corresponding patents in Belgium, France, Germany, Italy and the United Kingdom. The US patent will expire in September 2022. We currently have pending patent applications in Australia, Brazil, Canada, China, Costa Rica, Israel, Japan and Mexico which are similar in scope. We have also applied for other patents seeking to broaden patent coverage of our technology.

We also have two registered service marks that have been issued in the United States: IdleAire® and ATE Advanced Travel Center Electrification®.

Research and development

Research and development is critical to our success. Providing HVAC, communication and entertainment services to a parked heavy-duty vehicle requires a complex hardware and software infrastructure that we developed and refined over the past seven years. Our research and development programs over this period have resulted in significant improvements in all aspects of our ATE service delivery system. Our factory-assembled, interlocking overhead truss structure has a modular design that allows us to pre-construct key components off-site and therefore minimize disruption of the site operator’s daily business operations during the installation of our ATE system. The truss structure also has “breakaway features” that allow the hose that connects our service module with the external HVAC unit to break away from the overhead truss structure in the event that the hose is pulled by a moving truck under it. Our HVAC system currently features high capacity air flow, cooling and electrical strip heater systems with proprietary heat transfer characteristics and status sensors to improve reliability. Our service module is rugged and can withstand accidental impact from a heavy-duty truck and harsh weather conditions such as, snow, wind, rain and extremely hot or cold temperatures. It also has a highly luminescent LCD screen that works well under low-light conditions.

Our current research and development activities include upgrades to our service module, enhancements of our customer account management tools, and innovations in our parking lot layouts to accommodate smaller sites. All these efforts are designed to enhance the cost-effectiveness of manufacturing, installing, and operating our ATE system. We are equally focused on the development of a next-generation ATE system that can offer additional service offerings, such as advertising and electronic commerce, to generate additional revenue streams.

Our ATE system design, maintenance, and upgrades require and draw upon our professional staff skilled in engineering design, information technology, and software development. We spent approximately $2.3 million, $1.6 million and $2.2 million on research and development in 2006, 2005 and 2004, respectively. For the six months ended June 30, 2007, we spent $1.7 million on research and development. As of August 31, 2007, we had 41 employees dedicated in the area of research and development.

Suppliers and content providers

We outsource the manufacture and assembly of our ATE systems to leading suppliers. In addition, we use established third-party content providers for our basic and premium services. We believe that each of these suppliers will be able to produce components or provide content for our ATE system on an expeditious and scalable basis to meet the needs of our nationwide network expansion plan.

Eaton Corporation. Eaton Corporation manufactures our high voltage electrical distribution systems and remote management switches. Eaton Corporation also manufactures and assembles our truss structure. In April 2002, we entered into a five-year exclusive supply agreement with Cutler-Hammer Inc., a wholly-owned subsidiary of Eaton Corporation. This agreement automatically renewed for another year with the current term ending April 11, 2008, and will continue to automatically renew each year unless earlier terminated. Under this agreement, Eaton may not sell similar components to any other customer at a price lower than that offered to us, and is prohibited from selling any goods designed for us to any of our competitors.

Jaco Electronics, Inc. Jaco Electronics, Inc. is a distributor and integrator of electronic components and flat panel display solutions. In August 2007, we entered into a three-year agreement with Jaco Electronics, Inc. to manufacture and assemble our service modules, and at our option, repair existing service modules.

Cisco Systems, Inc. We purchase our network hardware and WAN components from Cisco Systems, Inc. as needed on a purchase order basis.

Our principal content providers for our basic and premium services include the following:

DirecTV, Inc. In December 2005, we entered into a six-year agreement with DirecTV to provide satellite television reception equipment and premium satellite television services. Under this agreement, we pay DirecTV a package rate for each location, based on the number of parking spots, and have agreed to use commercially reasonable efforts to have no fewer than 200 locations with 50 or more parking spots by January 2008, and increase the number of our locations by 100 each year until it reaches 600 locations. In exchange, DirecTV provides us with satellite television reception equipment for each location at no cost. If we do not meet such minimum location targets, we may have to pay for such equipment at each new ATE location.

LodgeNet Entertainment Corporation. LodgeNet Entertainment Corporation is a leading provider of interactive television and broadband solutions to hotels. In June 2003, we entered into a three-year agreement with LodgeNet Entertainment Corporation to provide video servers, interactive television services and movie content. In April 2006, we amended this agreement to extend the initial term to an additional three years. This agreement automatically renews for two successive and consecutive two-year periods, thereby extending the expiration date of the agreement to June 2013.

Regulatory environment

HOS rule

The DOT’s Federal Motor Carrier Safety Regulations require property carriers and commercial motor vehicle drivers to obtain necessary rest and restorative sleep while they are on extended duty, which is commonly referred to as the “hours of service” or “HOS” rule. In summary, the HOS rule provides that:

•	Drivers must rest 10 or more consecutive hours after driving 11 hours in any 14-hour on-duty window;

•	The 14-hour on-duty window may not be extended with off-duty time for meal and fuel stops;

•	There is a prohibition on driving after being on duty 60 hours in seven consecutive days, or 70 hours in eight consecutive days, but drivers can “restart” the seven/eight day period anytime a driver has 34 consecutive hours off duty; and

•	Commercial motor vehicle drivers using the sleeper berth provision must take at least eight consecutive hours in the sleeper berth, plus two consecutive hours either in the sleeper berth, off duty, or any combination of the two.

The HOS rule makes it necessary for heavy-duty truck drivers to rest in travel centers, fleet terminals and rest areas along interstate highways and turnpikes, therefore creating a market for companies that provide services to drivers during federally mandated resting periods.

The Clean Air Act

In December 2006, the EPA estimated that nationwide idling by heavy-duty trucks contributes each year approximately 11 million tons of carbon dioxide, 180,000 tons of oxides of nitrogen and 5,000 tons of particulate matter into the air. Diesel air emissions resulting from idling adversely impact regional air quality and make it more difficult for local communities to comply with NAAQS established under the Clean Air Act. If an area does not meet the NAAQS for a particular pollutant, it is designated as a “non-attainment” area, and the relevant state implementation plan, or SIP, which is submitted to the EPA, must detail the actions, stationary source control measures and schedule to reduce the levels of pollutants that cause the area to be within the “non-attainment” category. A state or locality may suffer economic development sanctions, such as temporary suspensions of funding for certain highway and transit projects, if it fails to achieve the emission reductions specified in the SIP. Through August 31, 2007, we estimate that our ATE system has eliminated approximately 464.5 million pounds of diesel air emissions that would otherwise have been emitted by those heavy-duty trucks that are using our ATE system. We believe approximately 1,300 travel centers nationwide are located in counties designated as “non-attainment” areas.

State and municipal anti-idling regulations

Currently, more than 20 states, municipalities and the District of Columbia have anti-idling laws and regulations that are designed to reduce air pollution from emissions. To the extent states and municipalities enforce anti-idling laws, we believe that this could encourage drivers to take advantage of our ATE system where available. However, anti-idling regulations have not been consistently enforced in the past or, in some cases, at all, partly because few cost-effective alternatives to idling were available. We believe enforcement practices could change with more idling alternatives now on the market and increased pressure from environmental and energy conservation regulatory agencies.

Competition

Set forth below are some of the competing alternatives to our ATE technology.

APUs. An auxiliary power unit, or APU, is one of several “on-board” competing alternatives that provide only part of our ATE solution and reduce, but do not eliminate, diesel air emissions. APUs produce electricity from a diesel or gasoline engine that powers an HVAC unit and other electrical devices, but they do not offer a comprehensive set of services like our ATE systems. APUs are attractive because they can be operated in almost any resting place. However, we believe a number of factors have limited the market appeal of APUs, including the significant up-front equipment and installation costs, reliability concerns, lack of driver communication and entertainment options, emissions from a smaller diesel engine which also generates sleep-disturbing noise and vibration, and additional operating costs from fuel usage and the weight of the APU and HVAC units.

Battery systems. An on-board battery system is an idle-reduction alternative that utilizes stored electrical energy in high-density batteries to power HVAC units and other in-cab electrical devices. Like APUs, these battery systems are attractive because they can be operated in almost any resting place, but unlike APUs, they can be operated without diesel air emissions. However, we believe a number of factors have limited the market appeal of on-board battery systems including the significant up-front equipment costs, the inadequate energy capacity for extreme temperature conditions, the lack of driver communication and entertainment options, and the additional operating costs from the weight of the battery and HVAC units.

Hybrid APU-battery systems. An on-board hybrid APU-battery systems combines APUs and battery systems. This system is a relatively new idle-reduction alternative that is now available in the market. Hybrid APU-battery systems are attractive because they can be operated in almost any resting place. However, we believe the same factors that limit the market acceptance of battery systems will also limit the acceptance of hybrid APU-battery systems. In addition, emissions from a smaller diesel engine generates sleep-disturbing noise and vibration.

Engine optimizers. An engine optimizer is a thermostatically-controlled device installed in a truck which turns the diesel engine on and off to reduce engine idling. We believe drivers typically do not like this solution because the constant but irregular diesel engine startup and shut down vibration inhibits rest more than the noise and vibration of idling, which is relatively constant. Engine optimizers are typically not adjustable nor easily disabled by the truck drivers, and still consume fuel and produce emissions from the diesel engine.

Fuel Fired Heaters. A fuel fired heater is a thermostatically-controlled device that generates heat through the burning of diesel fuel and distributes that heat throughout the sleeper cab using a small battery driven fan. While this device heats the cab during winters and reduces engine idling, we believe this option has limited market appeal because it simply replaces idling without improving the driver’s work environment. This alternative does not offer air filtration or cooling solutions, and it still consumes fuel and produces diesel emissions, which has caused concerns about carbon monoxide poisoning. In addition, fuel fired heaters require up-front investments and ongoing maintenance costs.

Truck stop electrification. The truck stop electrification, or TSE, concept installs a 120 VAC or 220 VAC electrical power outlet or shore power in the travel center parking lot and an auditable billing method and/or equipment that would allow operators to charge for the service. The TSE concept requires trucks to either be wired for 120 VAC electrical power, or carry an inverter on-board to convert 12 VDC to 120 VAC power only to provide electrical power for HVAC or a driver’s ancillary devices.

As of August 2007, we believe there was only one TSE-installed site in operation, although six others may have been identified and approved. We believe TSE has not gained widespread market acceptance because it requires travel center owners to make a significant capital investment to install electrical outlets in their parking lots, and truck fleet owners to invest significant capital in retrofitting trucks or purchasing trucks that are already equipped with electric powered HVAC. The on-board equipment required for TSE also reduces the available payload, increases on-the-road fuel consumption and requires additional hardware maintenance, which is typically not conveniently available, if at all.

Other alternatives for drivers who idle their trucks include renting motel rooms, hiring team drivers and simply shutting off a truck while resting.

Motel rooms. We believe that professional heavy-duty drivers rarely rest overnight in motel rooms because most motels do not provide parking or heavy asphalt driveways for trucks with 53 foot trailers. Furthermore, our market research indicates that drivers do not want to leave their personal possessions and expensive cargo in an unattended truck and lodging cost is usually not paid by the fleet owner.

Team drivers. Two team drivers can take turns to drive 24 hours a day without violating the “hours of service” rule. However, based on a recent field study, the quality and depth of sleep is usually worse on the road for team drivers. While the truck is in motion, the noise and motion environment in the sleeper cab typically inhibits a driver’s sleep. Therefore, companies have a difficult time recruiting and retaining team drivers because co-drivers have to share a very small workspace and sleeping space 24 hours a day.

Stop idling. Truck drivers are generally not willing to completely shut off their trucks while resting as it is extremely difficult to maintain a comfortable temperature in a sleeper cab with the engine turned off. Even in mild weather, truck drivers are unlikely to leave the windows open because travel centers can be extremely unsafe environments and the concentration of noxious fumes from other parked, idling trucks can create a noisy and emissions-filled resting environment.

Employees

As of August 31, 2007, we had 1,234 full-time and 210 part-time employees. More than 80% of our employees are on-site employees whose responsibilities include site operation, customer support and sales and marketing. Among our other employees, 55 of them are primarily in the areas of information technology and customer support, 45 in construction, configuration and procurement, 41 in research and development, 31 in finance and audit, and 23 in marketing and sales. None of our employees is represented by any union. We believe that our relations with our employees are good.

As we continue to expand our ATE network we will need to hire additional employees. In order to meet our near-term goals and our network expansion targets, we plan to add approximately 900 employees by the end of 2008, and an additional 670 employees by the end of 2009.

Description of property

Our executive, administrative and operating offices are located in approximately 26,000 square feet of leased office space in Knoxville, Tennessee. We also lease approximately 4,100 square feet for our customer support call center located in Knoxville. During 2006, we entered into long-term lease agreements for our corporate space. The 26,000 square feet lease expires on February 28, 2013; the 4,100 square feet lease expires on March 31, 2010, with an option to renew for two additional five-year periods. The annual rent obligation for the combined space is approximately $0.5 million.

On May 16, 2006, we entered into a lease for space in the Pinnacle Office Building next door to our executive offices in Knoxville, TN. On September 7, 2007, we amended that lease to expand to approximately 10,950 square feet of office space and extend the term to September 30, 2010. The annual lease obligation is $153,300.

Our information technology operation occupies approximately 7,500 square feet of leased office space on adjacent property. We entered into a one year lease agreement on this property on July 21, 2006. We entered into a two year lease extension on this property commencing on August 1, 2007. The lease agreement expires on July 31, 2009 and the annual rent obligation is $91,800.

Our warehouse and systems configuration facilities are located in approximately 19,000 square feet of leased space and acts as a warehouse for construction and re-supply material for our local and remote sites. This lease expires on October 31, 2009, with an option to renew for two additional one-year periods. The annual rent obligation on the lease is approximately $0.2 million. In August 2007, we entered into a one-year lease for an additional 17,300 square feet of warehouse space in Knoxville, Tennessee, which begins on October 1, 2007. The annual rental obligation is $42,384.

Our principal engineering, testing and research facility is located in approximately 6,700 square feet of leased office and warehouse space at BasePointe Business Park in Louisville, Tennessee, a suburb of Knoxville, Tennessee. During March 2007, we entered into a five-year lease agreement on this property, with an option to renew for an additional period of 60 months. The annual rent obligation is $75,634.

In the ordinary course of business, we reconfigure and make improvements to leased office and warehouse space. Expenditures for these types of activities over the next year are not expected to be significant. All leased property and contents are adequately covered by insurance. We believe that our leased office and warehouse space are generally in good condition and suitable to carry on our business. We also believe that, if required, suitable alternative or additional space will be available to us on commercially reasonable terms.

Legal Proceedings

On November 27, 2006, we were served with a complaint by Chiaphua Industries Limited, or Chiaphua, in the US District Court for the Eastern District of Tennessee, alleging that by our termination of a non-exclusive Manufacturing and Sales Agreement with Chiaphua dated April 2004, we have breached the contract and have interfered with certain advantageous business relationships with Chiaphua in connection with its supply of HVAC units to us. The complaint does not specify an amount of damages. We believe we have meritorious defenses to all of the claims asserted in this action and will continue to vigorously defend our position. A Motion to Dismiss the Complaint was filed on March 5, 2007 and the plaintiff subsequently filed an amended complaint. On May 7, 2007, we filed our reply brief in support of the Motion to Dismiss the First Amended Complaint. The plaintiff then filed an Amended Complaint, and we have filed an Amended Motion to Dismiss. On August 2, 2007, our motion to dismiss was denied. On August 22, 2007, we filed our Answer and Counterclaim to the Amended Complaint. We will vigorously defend our position; however, we cannot predict the outcome of this proceeding at this time, and cannot predict whether the outcome will have a material adverse effect on our financial condition.

During 2005 and 2006, we maintained professional services contracts with PB Constructors, Inc., or PB, a shareholder and a vendor, for consulting and construction program management services. On April 13, 2007, PB and its affiliate, CTV Holdings, Inc., served a complaint on us alleging, among other things, that, by making payments in stock instead of in cash, we had failed to satisfy our payment obligations under a Program Management Services Agreement, dated August 17, 2004, an Agreement for Professional Services, dated November 29, 2004, and an Agreement for Professional Services, dated January 1, 2006. PB also alleged that by having our internal staff perform construction program management services, we had deprived it of the material benefits of its agreements with us. PB is seeking damages for $23 million, including $20 million of alleged loss of profits. On May 29, 2007, we filed a Demand for Arbitration with the American Arbitration Association in Atlanta, Georgia. On May 31, 2007, we filed a motion in the Supreme Court of the State of New York, New York County, to compel arbitration of the claims in the complaint and to stay the action pending arbitration. The motion was heard on July 11, 2007, and we are awaiting a ruling. We will vigorously defend our position; however, we cannot predict the outcome of this proceeding, and cannot predict whether the outcome will have a material adverse effect on our financial condition.

We are subject to various legal proceedings which arise in the ordinary course of business. While management believes that the amount of any ultimate liability with respect to these actions will not materially affect our financial position or results of operations, we cannot assure you that that will indeed be the case.

Management

Directors and executive officers

The following table provides information on our executive officers and directors as of August 31, 2007.

Name	Age	Position	Term on board of directors

Executive officers
Michael C. Crabtree(1)(4)	57	President, Chief Executive Officer and Chairman of the Board of Directors	2000 to present
J. Tom Badgett(1)	62	Chief Information Officer, Co-Founder, Secretary and Director	2000 to present
James H. Price(1)(3)(4)	41	Senior Vice President, General Counsel and Director	2000 to present
Lynn R. Youngs	49	Chief Operating Officer	N/A
Paul W. Boyd	49	Chief Financial Officer and Treasurer	N/A
Other directors
Lana R. Batts(2)	60	Director	2001 to present
David G. Everhart(1)	53	Former Chief Operating Officer, Co-Founder, and Director	2000 to present
Dan H. Felton III(2)(3)(4)	60	Director	2003 to present
Lewis Frazer III(2)	42	Director	April 2007 to present
Steve H. Kirkham(3)	60	Director	2004 to present
Thomas F. (Mack) McLarty III	61	Director	May 2006 to present

(1)	Member of Executive Committee.

(2)	Member of Audit Committee.

(3)	Member of Leadership Development and Compensation Committee.

(4)	Member of Corporate Governance and Nominating Committee.

Michael C. Crabtree has served as our President, Chief Executive Officer and Chairman of the Board of Directors since joining us in August 2000. From February 1999 to September 1999, Mr. Crabtree was a founding shareholder, member of the board of directors, Chief Operating Officer and President of the Southeast Group of OneMain.com (Nasdaq: ONEM), an Internet service provider based in Reston, Virginia. From December 1994 to March 1999, Mr. Crabtree served as Chairman of the Board of Directors and Chief Executive Officer of United States Internet, Inc., which was acquired by OneMain.com in March, 1999. Mr. Crabtree also served as a co-founder and former vice president of CTI Molecular Imaging, Inc. (Nasdaq: CTMI) from 1983 to 1989 and a board director from 1983 to 2002. Mr. Crabtree was also employed by the National Aeronautics and Space Administration, or NASA, during 1969 to 1972 and a member of the NASA Kennedy Space Center launch teams for Saturn-Apollo 12, 13 and 15 moon missions. He currently serves on the boards and/or various committees of the following private organizations: East Tennessee Children’s Hospital, East Tennessee Foundation, Corridor Park Development Corporation and Gurley Lake Land & Cattle Co. Mr. Crabtree received Bachelor of Science and Master of Science degrees in Electrical Engineering and an Executive MBA, all from the University of Tennessee.

J. Tom Badgett is a co-founder and serves as our Chief Information Officer, Secretary and as a director. Prior to joining us, Mr. Badgett was co-founder, Chief Information Officer and Secretary of United States Internet, Inc., where his duties included press relations, corporate communications and technical strategies from 1993 to 1999. In addition, he designed, implemented and managed United States Internet, Inc.’s technical support division. Mr. Badgett holds a Bachelor of Arts degree in Language from the University of Tennessee and a Master of Arts in Documentary Film from the University of Tennessee.

James H. Price serves as our Senior Vice President, General Counsel and a director. Prior to joining us, Mr. Price was a shareholder with the Knoxville, Tennessee law firm of Kennerly, Montgomery & Finley. While with Kennerly, Montgomery & Finley, Mr. Price’s practice was devoted to transactional work, including business formation, taxation, reorganization, estate planning and other tax planning, and the representation of municipal and governmental clients. Mr. Price is a graduate of the University of Tennessee College of Law. Mr. Price received his Bachelor of Science Degree in Business Administration with a major in Accounting from the University of Tennessee in 1988. Mr. Price is a Certified Public Accountant and a member of the Knoxville and Tennessee Bar Associations, the Knoxville Estate Planning Council, the Tennessee Society for Certified Public Accountants and the American Institute for Certified Public Accountants.

Lynn R. Youngs serves as our Executive Vice President and effective November 2006, also as our Chief Operating Officer. Prior to joining us in August 2005, Mr. Youngs served as Vice President, Store Operations, from 1994 to 2005, and Director, Procurement & Administration, from 1993 to 1994 for Goody’s Family Clothing, Inc. (Nasdaq: GDYS), a $1.3 billion apparel retailer with over 370 stores located in 22 states, where he was responsible for procurement, store communications, store facilities, customer relations, supplies and budgeting. From 1992 to 1993, Mr. Youngs was Vice President, Sales and Marketing, Concorde Technologies, Inc. From 1985 to 1992, Mr. Youngs served as Chief Financial Officer, Controller and Manager, Governmental & Commercial Contracts for Perceptics Corporation, then a Westinghouse subsidiary. From 1980 to 1985, Mr. Youngs was a Sr. Product Accountant for Aluminum Corporation of America, or ALCOA (NYSE: AA). Mr. Youngs has also taught since 1993 at the University of Tennessee’s Graduate Business Program including courses such as “Management of New Ventures.” Mr. Youngs received a Bachelor of Business Administration and a Master of Business Administration from the University of Tennessee and is a Certified Public Accountant in the State of Tennessee.

Paul W. Boyd serves as our Chief Financial Officer and Treasurer. Prior to joining us in January 2001, Mr. Boyd served as a Regional Financial Director for OneMain.com from March 1999 to December 2001. Mr. Boyd was also the Chief Financial Officer for United States Internet, Inc. from January to March 1999. From 1996 to 1999, Mr. Boyd served as Treasurer for Clayton Homes, Inc., which manufactures, sells, insures and leases lots for manufactured housing. Mr. Boyd has an accounting degree from the University of Houston, is a Certified Public Accountant in the State of Tennessee and is a member of the Tennessee Society for Certified Public Accountants and the American Institute for Certified Public Accountants.

Lana R. Batts serves as one of our directors. Ms. Batts is Managing Partner in Transportation Capital Partners, LLC, a consulting firm specializing in transportation and M&A. From 1994 to

2000, Ms. Batts served as President of the Truckload Carriers Association, which has 1,000 truckload carrier and supplier members. From 1992 to 1994, Ms. Batts served as Chief Executive Officer of the American Financial Services Association. Ms. Batts serves on the boards of directors of three private companies: PeopleNet Communications Corporation, Seabridge, Inc. and the Transportation Costing Group, Inc. Ms. Batts has a Bachelor of Arts degree in Political Science from the University of Montana and Master of Arts degree in Politics and Public Affairs from the University of Miami.

David G. Everhart is a co-founder and served as our Chief Operating Officer until he retired in October 2006. He continues to serve as a director. Previously, Mr. Everhart served as Executive Vice President of Strategic Relationships for PhoneOnline, Inc. and was a member of its advisory board from November 1993 to June 1999. Prior to joining PhoneOnline, Inc., Mr. Everhart was a co-founder, Chief Operating Officer and a director of United States Internet, Inc. Mr. Everhart studied engineering and technical design at Sarasota Junior College and computer technology at Madisonville Community College.

Dan H. Felton III serves as one of our directors. Judge Felton has been a practicing attorney for 34 years in Marianna, Arkansas, specializing in estate planning, real estate transactions, and small business counseling; served 32 years as a District Court Judge; and has served as counsel for 12 years for a regional truckload carrier. Judge Felton serves as secretary of Dan Felton & Co. Inc. and of Felton Properties, agricultural and investment businesses. In addition, he serves as a board member of the following: Safe Foods Corporation, President’s Arkansas Advisory Council for Winrock International, and St. Francis Levee District. Judge Felton received his Bachelor of Science, Bachelor of Arts and Jurist Doctorate degrees from the University of Arkansas.

Lewis Frazer III serves as one of our directors. Mr. Frazer is a co-founder, President and CEO of Wintellect, a software consulting and education firm recognized by Microsoft as one of the leading training companies for Windows and .NET technologies. Prior to founding Wintellect in 2000, Mr. Frazer served as Executive Vice President and Chief Financial Officer for Regal Cinemas, where he was responsible for the financial, accounting and MIS functions of the world’s largest and fastest growing theatre circuit. Mr. Frazer led the Regal Cinemas through its initial public offering in 1993, was responsible for pursuing and negotiating mergers and acquisitions, and establishing and maintaining relationships with both senior debt holders and investment bankers and led all aspects of public equity and debt offerings. He served in that role for six years until the company was sold to two leveraged buyout firms in 1998 at a valuation of $1.5 billion. Mr. Frazer received his BBA in Business from East Tennessee State University.

Steve H. Kirkham serves as one of our directors. Mr. Kirkham is an entrepreneur from Kingston, Tennessee. Mr. Kirkham is the owner of Rocky Top Markets, a regional convenience store and gasoline chain in the East Tennessee area. Previously Mr. Kirkham was President of Harriman Oil Company from 1978 to 1998 when he purchased full ownership of Rocky Top Markets. Also during that same time period he served as President of Southeastern Lubricants and Rocky Top Markets, Inc. Currently Mr. Kirkham serves as Chairman-elect of the Shell Oil Company National Wholesale Council, Chairman of the Roane County Industrial Board, and is a past Chairman of the Tennessee Grocers Association. Mr. Kirkham is also currently developing several shopping centers along with other commercial real estate. He has been and still is very active in many volunteer organizations in the area. Mr. Kirkham is a graduate of Tennessee Technological University in Cookeville, Tennessee, where he received a B.S. in Business Administration.

Thomas F. (Mack) McLarty III serves as one of our directors. Since 1998, Mr. McLarty has been chairman of McLarty Companies and the president of Kissinger McLarty Associates, an international advisory firm formed in partnership with former Secretary of State Henry Kissinger. Prior to 1998, Mr. McLarty worked with President Clinton in several key positions: Chief of Staff, Counselor to the President, and Special Envoy for the Americas, with over five years of service in the President’s Cabinet and on the National Economic Council. Mr. McLarty was appointed to two Presidential commissions by President George W. Bush and served President Carter as a member of the Democratic National Committee. Mr. McLarty previously served as CEO of Arkla, Inc., a Fortune 500 natural gas company, and was a member of the St. Louis Federal Reserve Board. Mr. McLarty serves as senior adviser to the Carlyle Group, a private equity firm and senior adviser to the law firm Covington & Burling. Mr. McLarty graduated with honors from the University of Arkansas.

Composition of our board of directors

Our business and affairs are organized under the direction of our board of directors, which currently consists of nine members. At any meeting of our board of directors, a majority of the total number of directors then in office will constitute a quorum for all purposes.

Each director holds office until his or her successor is duly elected and qualified. Directors are currently elected for a term that expires at the next annual meeting of stockholders following their election. Directors may be removed from office with or without cause by the affirmative vote of the holders of at least a majority of the voting power of all then-outstanding shares of our capital stock that are entitled to vote generally in the election of our directors. Our bylaws provide that in the case of any vacancies among the directors, or if any additional directorships result from an increase in the number of directors, such vacancy or additional directorship may be filled by a candidate approved by the vote of a majority of the remaining directors or by a plurality of the votes cast at a meeting of stockholders.

Under a Purchase Agreement between Jefferies & Company, Inc., or Jefferies, and us, dated December 28, 2005, in connection with the sale of our senior discount notes and warrants in 2005, Jefferies has the right to designate up to two nominees to our board of directors anytime prior to the earlier of (i) the consummation of an underwritten public offering of common stock resulting in net proceeds to us of at least $100 million, and (ii) the date on which all senior discount notes are repaid. Jefferies has not yet exercised its right to designate any nominee to our board of directors. None of our current directors listed above are Jefferies’ designees.

Independence of directors

Our board of directors has determined affirmatively that Mrs. Batts, Messrs. McLarty, Kirkham and Frazer are “independent” under the SEC rules and the Nasdaq Marketplace Rules. Our board of directors has made a subjective determination as to each independent director that no relationships, which in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Board meetings and committees

Our board of directors met or acted by unanimous consent eight times during 2006. All incumbent directors attended at least 75% of the meetings of our board of directors and committees of which they are members in that period. Non-management directors also met in executive sessions three times in the absence of management during 2006.

Our board of directors has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee assists our board of directors in fulfilling its oversight responsibilities with respect to our accounting and financial reporting processes. Our audit committee has a written charter which is evaluated at least on an annual basis. Based on its current charter, the audit committee is responsible for, among other things:

•	reviewing the policies and procedures adopted to fulfill our responsibilities regarding the fair and accurate presentation of financial statements in accordance with GAAP and applicable rules and regulations of the SEC and, following the offering contemplated by this prospectus, The Nasdaq Global Market;

•	overseeing our accounting and financial reporting processes and audits of our financial statements;

•	reviewing and discussing reports from our independent registered public accounting firm regarding: (a) all critical accounting policies and practices we use; (b) all alternative treatments of financial information within GAAP that have been discussed with management, including ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the independent registered public accounting firm; and (c) other material written communications between the independent registered public accounting firm and management, such as any management letter or schedule of unadjusted differences;

•	reviewing and discussing with management our audited financial statements and reviewing with management and our independent registered public accounting firm our financial statements (including disclosures made under “Management’s discussion and analysis of financial condition and results of operations”) prior to the filing with the SEC of any report containing such financial statements;

•	preparing and approving the report required by the rules of the SEC to be included in our annual proxy statement;

•	being responsible for the appointment, compensation, retention and oversight of our independent auditors;

•	reviewing our annual audited financial statements with management, including any major issues regarding accounting and auditing principles and practices, and reviewing management’s evaluation of the adequacy and effectiveness of internal controls that could significantly affect our financial statements, as well as the adequacy and effectiveness of our disclosure controls and procedures and management’s reports;

•	reviewing major changes to our auditing and accounting principles and practices as suggested by our independent registered public accounting firm or management;

•	reviewing significant reports with management and management’s responses;

•	advising our board of directors with respect to our policies and procedures regarding compliance with applicable laws and regulations; and

•	reviewing all related party transactions for potential conflict of interest situations on an ongoing basis and approving all such transactions (if such transactions are not approved by another independent body of our board of directors).

Our audit committee is currently comprised of Mr. Felton and two independent, non-employee directors, namely, Mrs. Batts and Mr. Frazer. Other than Mr. Felton, all members of our audit committee are independent under the current requirements of the SEC rules and the Nasdaq

Marketplace Rules. Mr. Frazer serves as the chairman of our audit committee. Our board of directors has affirmatively determined that each of the current members of our audit committee are “financially sophisticated” and that Mr. Frazer has all the necessary attributes to be an “audit committee financial expert” under the SEC rules and the Nasdaq Marketplace Rules. Stockholders should understand that this designation does not impose upon Mr. Frazer any duties, obligations or liability that are greater than what are generally imposed on him as a member of the audit committee and our board of directors, and his designation as an “audit committee financial expert” pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the audit committee of the Board. Our audit committee met or acted by unanimous consent three times during 2006. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

Leadership Development & Compensation Committee

The Leadership Development & Compensation Committee, or the compensation committee, has a written charter which is evaluated at least on an annual basis. Based on its current charter, the compensation committee is responsible for, among other things:

•	reviewing, approving and making recommendations to our board of directors regarding our compensation programs and arrangements applicable to our officers, including salary, incentive compensation, equity compensation and perquisite programs, and amounts to be awarded or paid to individual officers under those programs and arrangements;

•	determining the objectives of our executive officer compensation program, including what the program is designed to reward and to modify the program as necessary;

•	ensuring that appropriate corporate performance measures and goals regarding executive officer compensation are set and determining the extent to which those goals are achieved and any related compensation is earned;

•	providing an annual review of our chief executive officer, establishing the goals and objectives and evaluating the chief executive officer’s performance in light of such goals and objectives;

•	monitoring the administration of our incentive-compensation plans and equity-based plans and reviewing and approving any new plans or any material change to an existing plan; and

•	reviewing and discussing with our management the “Compensation discussion and analysis” required to be included in our annual proxy materials under SEC rules and regulations.

Messrs. Felton, Kirkham and Price are the members of the compensation committee with Mr. Felton serving as the chairman. The compensation committee met or acted by unanimous consent two times during 2006. Our board of directors has determined that Mr. Kirkham is independent under the current requirements of the Nasdaq Marketplace Rules and the SEC rules and is an outside director as defined in Section 162(m) of the Internal Revenue Code.

Nominating/Corporate Governance Committee

The Nominating/Corporate Governance Committee, or the nominating committee, has a written charter which is evaluated at least on an annual basis. Based on its current charter, the nominating committee is responsible for, among other things:

•	developing, recommending and implementing a set of corporate governance principals applicable to us that shall include, at a minimum, director qualifications and responsibilities,

responsibilities of key board of director committees, director compensation, director access to management and, as necessary and appropriate, independent advisors, annual board of director performance evaluations, director orientation and continuing education, and management selection and succession;

•	developing and recommending to our board of directors, and implementing and monitoring compliance with, a code of business conduct and ethics for directors, officers and employees, and promptly disclosing any waivers for directors or executive officers;

•	reviewing and reassessing the adequacy of such corporate governance principals and code of business conduct on an annual basis and recommending to our board of directors any changes the committee deems appropriate;

•	overseeing and conducting the annual evaluations of the board of directors and management;

•	identifying and recommending to our board of directors individuals qualified to become members of our board of directors;

•	reviewing on an annual basis director compensation and benefits; and

•	advising our board of directors on possible candidates to fill executive offices and conducting investigation of such candidates as this committee and our board of directors may deem appropriate.

Messrs. Crabtree, Felton and Price are members of the nominating committee with Mr. Crabtree serving as the chairman. The nominating committee met or acted by unanimous written consent once during 2006. None of the current members of our nominating committee is independent under the current requirements of the SEC rules or the Nasdaq Marketplace Rules. The nominating committee met or acted by unanimous written consent once during 2006.

The nominating committee does not currently have a policy with regard to the consideration of any director candidates recommended by stockholders.

Compensation of directors

The following table gives information concerning the compensation of the non-employee members of our board of directors during the fiscal year ended December 31, 2006.

	Fees earned or
Name	paid in cash	Stock awards	Option awards	Total

David Gill(1)	$19,000	—	—	$19,000
Thomas F. (Mack) McLarty III	8,500	—	—	8,500
Lana R. Batts	11,500	—	—	11,500
Dan H. Felton III	12,000	—	—	12,000
Steve H. Kirkham	10,000	—	—	10,000

Total	$61,000	—	—	$61,000

(1)	Mr. Gill ceased to be a director as of May 10, 2007.

On April 5, 2006, the board of directors approved a new Director Compensation Policy whereby all board of director members are entitled to receive reimbursement for reasonable travel expenses incurred. Independent directors are entitled to receive a $10,000 annual retainer, to be paid quarterly. The chairman of the audit committee is entitled to receive an additional $10,000, to be paid quarterly. Independent directors are also entitled to receive $1,000 for attending each board of director meeting in person and $250 for attending each board of director meeting telephonically. Independent directors also receive $500 for each committee meeting attended.

In addition to cash fees, travel reimbursement, and an annual retainer, independent directors are entitled to receive share-based compensation at the first meeting following their initial election to the board of director, and annually thereafter. Specifically, non-employee directors have the right to receive either a warrant to purchase 10,000 shares of common stock, or 10,000 shares of restricted stock. In May 2007 we reserved for issuance 100,000 shares of common stock under our Director Compensation Policy, of which 20,000 shares of our common stock in the form of restricted stock awards are outstanding.

Shareholder communication

Although we have not to date developed formal processes by which stockholders may communicate directly to the board of directors, we believe the informal process, in which stockholder communications received by the secretary for the board of directors’ attention are forwarded to the board of directors, has served the needs of the board of directors and the stockholders well in the past. In view of recently adopted SEC disclosure requirements relating to this issue, the board of directors may consider development of more specific procedures. Until any other procedures are developed and posted on our corporate website, any communications to the board of directors should be sent to c/o The Secretary, IdleAire Technologies Corporation at 410 N. Cedar Bluff Rd., Suite 200, Knoxville, Tennessee 37923.

Limitations on director and officer liability and indemnification

The following description references our restated certificate of incorporation, as amended, which we refer to as our certificate of incorporation, and bylaws as currently in effect. Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

We have entered into separate indemnification agreements with each of our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, provide that we will indemnify these directors and executive officers to the fullest extent permitted by law and our certificate of incorporation and bylaws, and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available.

Our indemnification and insurance arrangements may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

There is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification. We carry directors’ and officers’ liability insurance.

Insider trading policy and code of business conduct and ethics

Prior to completion of this offering, we will adopt an insider trading policy for all our employees, executive officers, directors and consultants, a pre-clearance and blackout policy for our directors, executive officers, certain designated employees and consultants. The insider trading policy will be available in print to any stockholder requesting a copy in writing from our corporate secretary at our executive offices set forth in this prospectus. We have adopted codes of business conduct and ethics for our officers and employees, directors, chief executive officer and financial officers, each of which was filed with our annual report on Form 10-K for the fiscal year ended December 31, 2006 and is available on our website at www.idleaire.com. These filings are not part of the prospectus.

Executive compensation

The following discussion and analysis of compensation arrangements of our named executive officers for 2006 should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. All references below to common stock share numbers or prices have not been adjusted to give effect to the reverse stock split on our common stock contemplated to occur prior to the offering.

Compensation discussion and analysis

The following discussion provides information concerning all compensation awarded to, earned by or paid to our Chief Executive Officer, our Chief Financial Officer and each of the three other most highly compensated executive officers of the Company who earned in excess of $100,000 for the fiscal year 2006. Such individuals are referred to as our named executive officers. For fiscal year 2006, the named executive officers were Michael C. Crabtree, J. Tom Badgett, James H. Price, David Everhart and Paul W. Boyd.

Overview

The Leadership Development and Compensation Committee of our board of directors, or the compensation committee, is responsible for developing and setting the plans for executive compensation. The compensation committee acts pursuant to a charter that has been approved by the board of directors and is annually reviewed. The overall objectives of our executive compensation program are to:

•	implement compensation packages which are competitive with comparable organizations and allow us to attract and retain the best possible executive talent;

•	motivate our executives to achieve corporate and individual performance objectives; and

•	align executives’ incentives with long-term stockholder value creation.

To achieve these objectives, our compensation committee maintains compensation plans that tie a portion of an executive’s overall compensation to the individual’s performance based on the success of the business function for which he is responsible, and a portion of the Company’s performance, including its ATE network build-out. The compensation committee evaluates individual performance with a goal of setting compensation at levels the committee believes are comparable with executives at other companies of similar size and stage of growth, while taking into account our overall performance.

Our compensation methodology

The key components of our executive compensation program are currently:

•	base salary;

•	equity incentives;

•	severance benefits;

•	change in control benefits;

•	life and health insurance benefits;

•	long-term disability benefits; and

•	retirement benefits.

We do not provide cash bonuses to our named executive officers and employees because we want to conserve cash needed to expand our business. However, in the future, we intend to expand our executive compensation program to include cash incentives. Therefore our current senior management agreements with senior executives have the flexibility to provide cash bonuses.

The compensation committee annually reviews total compensation and determines the appropriate level for each component based in part, but not exclusively, on competitive benchmarking consistent with our size and stage of growth, internal equity and consistency, and other considerations we deem relevant, such as rewarding extraordinary performance.

The compensation committee believes it is important to gather information from numerous internal and external sources, including information from an outside compensation specialist, who provides information regarding the compensation practices of companies of similar size and stage of growth, recommendations of the chief executive officer and additional information available from public sources. The compensation committee believes that while many factors should be considered, benchmarking is important especially when determining what compensation is adequate to attract and retain executives.

The compensation committee most recently reviewed compensation in July 2007. Prior to the compensation committee meeting, the chief executive officer reviewed information from the outside compensation specialist with our vice president for human resources along with a member of the compensation committee to provide recommendations to be given to the entire compensation committee.

Base salary

We provide the named executive officers and other executives with base salaries that we believe enable us to attract and retain the right individuals in a competitive environment and to reward individual performance related to our overall business objectives. While we are not aware of any direct competitors, we take into account the base compensation that is payable by companies that we believe to be of similar size and stage of growth and by other public companies with which we believe we generally compete for executives.

Equity incentives

We believe that for companies of our size and stage of growth, equity awards are a significant compensation-related motivator in attracting and retaining executive-level employees. Accordingly, we have provided our named executive officers and other executives with long-term equity incentive awards that provide incentives to those individuals to stay with us for long periods of time, which in turn should provide us with greater stability over such periods than we would experience without such awards.

We grant equity incentives to our named executive officers and other employees under our Amended and Restated 2000 Stock Incentive Plan, which we refer to as the 2000 Incentive Stock Plan. Historically, all of our long-term equity compensation awards have been in the form of stock options.

We account for equity compensation paid to our employees under the rules of SFAS No. 123R, which requires us to estimate and record compensation expense over the vesting period of the award. All equity awards to our employees, including executive officers, and to our directors have been granted and reflected in our consolidated financial statements, based upon the applicable accounting guidance, at fair market value on the grant date.

Generally, we grant long-term equity awards to our named executive officers upon commencement of their employment. Additionally, from time to time, we grant subsequent long-term equity awards to our named executive officers based upon a number of factors, including: rewarding executives for superior performance, maintaining a sufficient number of unvested long-term equity awards as a means to retain the services of such executives, providing increased motivation to such executives and ensuring that the total compensation provided by our long-term equity awards are competitive with those of other companies competing for our named executive officers. In 2006, certain named executive officers were awarded stock options in the amounts reflected in the “Grants of Plan Based Awards” table below.

Each option typically vests 25% after 90 days, with the remainder vesting 33% over the succeeding three year period. Our stock options have a 10-year contractual term. In general, the option grants are also subject to post-termination and change in control provisions. These terms are more fully described below in “—Employment Agreements.”

Change in control and severance benefits

We provide the opportunity for certain of our named executive officers to receive additional compensation or benefits under the severance and change in control provisions contained in their employment agreements. We provide this opportunity to attract and retain the best possible executive talent. Our severance and change in control provisions for certain of our named executive officers are summarized below in “—Employment Agreements.” Our analysis indicates that our severance and change in control provisions are competitive with general industry packages.

Executive benefits and perquisites

We provide the opportunity for our named executive officers and other executives to receive certain perquisites and general health and welfare benefits. We also offer participation in our defined contribution 401(k) plan. We do not currently provide a match on any eligible employee contributions to our 401(k) plan. We believe these benefits and perquisites are currently not above median competitive levels for comparable companies and are beneficial in attracting and retaining executive talent.

Compensation mix

The compensation committee carefully determines the mix of compensation, both among short and long-term compensation and cash and non-cash compensation, to determine compensation structures that we believe are appropriate for each of our named executive officers. We use short-term compensation (base salaries) and long-term compensation (options) to encourage long-term growth in shareholder value and further our additional objectives discussed above. See “—Overview.” Base salary will typically constitute a minority position of the total compensation of our named executive officers. The summary compensation table below illustrates the long and short-term and cash and non-cash components of compensation.

Summary compensation table

The following table sets forth certain information regarding compensation we paid to our named executive officers for fiscal year 2006:

		Option	All other	Total
Name and principal position	Salary	awards(1)	compensation	compensation

Michael C. Crabtree President, Chief Executive Officer and Chairman of Board	$233,433	$43,621	$1,548	$278,602
J. Tom Badgett Chief Information Officer and Secretary	201,847	—	2,651	204,498
James H. Price Senior Vice President and General Counsel	192,800	25,171	4,671	222,642
Paul W. Boyd Chief Financial Officer	149,048	25,171	270	174,489
David G. Everhart Former Chief Operating Officer(2)	198,489	—	446	198,935

(1)	Amounts shown in this column are based on grant-date fair values calculated in accordance with FAS 123(R) disregarding estimate of forfeitures related to service-based vesting conditions. See information on assumptions made in valuation in notes 2 and 9 to our December 31, 2006 financial statements included elsewhere in this prospectus. There were no forfeitures of stock options by the executives listed in the table above during 2006.

(2)	Mr. Everhart resigned as Chief Operating Officer as of October 2006.

Grants of plan-based awards

The following table provides information regarding grants of stock option awards made to our named executive officers during fiscal 2006. No other plan-based awards were made to named executive officers during fiscal 2006.

				Grant date
		Number of	Exercise or	fair value of
		securities	base price	stock and
		underlying	of option	option
Name	Grant date	options	awards	awards(1)

Michael C. Crabtree	April 1, 2006	205,000	$0.82	$43,621
J. Tom Badgett	—	—	—	—
James H. Price	April 1, 2006	105,000	$0.82	$25,171
Paul W. Boyd	April 1, 2006	105,000	$0.82	$25,171
David G. Everhart	—	—	—	—

(1)	Amounts represent the estimated total fair value of stock options granted under SFAS 123(R) as discussed in notes 2 and 9 to our December 31, 2006 financial statements included elsewhere in this prospectus.

Outstanding equity awards at December 31, 2006

The following table provides information regarding unexercised options for our named executive officers that remain outstanding at December 31, 2006.

	Number of	Number of
	securities	securities
	underlying	underlying
	unexercised options	unexercised options	Option
	#	#	exercise price	Option
Name	Exercisable	Unexercisable	($)	expiration date

Michael C. Crabtree	750,000	—	1.80	8/16/2012
	70,000	135,000	0.82	4/1/2016

	820,000	135,000
Tom Badgett	—	—	—	—
James H. Price	500,000	—	0.01	9/25/2010
	250,000	—	1.80	8/16/2012
	45,000	60,000	0.82	4/1/2016

	795,000	60,000
Paul W. Boyd	100,000	—	1.00	1/24/2011
	200,000	—	1.80	8/16/2012
	45,000	60,000	0.82	4/1/2016

	345,000	60,000
David G. Everhart	—	—	—	—
Total	1,960,000	255,000

Incentive stock plan

Pursuant to our 2000 Incentive Stock Plan, all key employees, including officers, whether or not directors of the Company, are eligible to receive grants of options of our common stock. Our compensation committee of the board of directors administers the 2000 Incentive Stock Plan and selects the individuals who will receive grants and awards under the plan. We have reserved 10,000,000 shares of our common stock under the 2000 Incentive Stock Plan. As of August 31, 2007, 2,062,806 shares were still available for grant under the 2000 Incentive Stock Plan.

Option grants. The term of an incentive or non-qualified stock options may not exceed 10 years. Options granted under the 2000 Incentive Stock Plan are generally not transferable and are exercisable only by the option holder. Upon termination of an option holder’s employment for any reason other than death, or termination for cause, vested options terminate three months after termination, but in no event beyond the stated term of the option. If an option holder dies while employed, vested options terminate 12 months from the date of death, but in no event beyond the stated term of the option. If any option expires or is terminated prior to such option being exercised in full, shares of the common stock underlying such options may be re-allocated by the compensation committee.

Option exercises and stock vested

Our named executive officers did not exercise any of their options during fiscal 2006.

Pension benefits

Our named executive officers did not receive any pension benefits during fiscal 2006.

Non-qualified deferred compensation

Our named executive officers did not receive any non-qualified deferred compensation during fiscal 2006.

Employment agreements

Since 2002, we have had senior management agreements with Michael C. Crabtree, J. Tom Badgett and James H. Price (and until his resignation on October 31, 2006, with David G. Everhart). The current senior management agreements were entered into as of September 12, 2007, and at this time we also entered into a senior management agreement with Lynn R. Youngs, our chief operating officer and Paul W. Boyd, our chief financial officer. Other than with respect to annual base salary, the current senior management agreements have identical terms as described below:

Term. The term of each current senior management agreement ends on September 12, 2010, provided that the term of the agreement will automatically renew until September 12, 2012, unless we or the executive notifies the other in writing at least 60 days prior to the expiration of the term of their desire to terminate the agreement.

Annual base salary. Each senior management agreement provides for an annual base salary, subject to annual increases as provided by the board of directors. Effective September 12, 2007, these annual base salaries are as follows:

Michael C. Crabtree	$250,000
Tom Badgett	$198,500
James H. Price	$189,750
Paul W. Boyd	$182,500
Lynn R. Youngs	$204,750

Annual bonus eligibility. The senior management agreements provide that the executive is eligible to receive an annual bonus (commencing with the fiscal year ending December 31, 2007).

Termination payments. If we terminate the executive’s employment for any reason other than for cause (as defined in the senior management agreement) or if the executive terminates his or her employment for good reason (as defined in the senior management agreement), the executive will receive severance benefits equal to 18 months of salary, accrued bonus and insurance benefits. In addition, all of the executive’s options will vest in accordance with their terms without reference to continuing employment.

Change in control payments. If a change in control (as defined in the senior management agreement) occurs, the executive will be deemed terminated, and if our stock is not readily tradable on an established securities market at the time of the change in control, and the shareholder approval required by the Internal Revenue Code has been obtained prior to the change in control, the executive will be entitled to receive $1,000,000 in lieu of the termination payments described above under “Termination Payments.” If our stock is readily tradable or the required shareholder approval has not been obtained, then the executive will be entitled to receive 299% of his or her “base amount” (as determined under the “golden parachute” rules in the Internal Revenue Code) at the time of the change in control.

Non-competition, confidentiality and non-solicitation. The senior management agreement restricts the executive from competing with us, disclosing our confidential information and soliciting any of our customers or employees for a period of three years following termination.

Separation agreement with David G. Everhart. Due to personal health reasons, on October 31, 2006, Mr. Everhart resigned from his position as our Chief Operating Officer. He continues to serve on our board of directors and was available on a day-to-day basis until January 15, 2007 to assist with the transition of his duties. In connection with his resignation, we agreed to continue to pay his base salary of $203,410, accrued bonus, and insurance benefits for one year, except for medical insurance which we agreed to pay for eighteen months, following the effective date of his resignation. Mr. Everhart accepted the above payments in lieu of any other compensation from us under his senior management agreement, dated July 17, 2002, as amended, which was in effect at the time of his resignation.

Potential payments upon termination of employment

The table below shows the estimated amount of payments and benefits that we would provide to the named executive officers assuming that their employment was terminated as of December 31, 2006 by us without cause or by the officer with good reason, or deemed terminated following a change in control as of December 31, 2006.

				Continuation	Accelerated	Total
	Salary	Cash severance		of medical	vesting of	termination
(in thousands)	continuation	Bonus	Lump sum	welfare benefits	stock options	of benefits

Michael C. Crabtree Termination without cause or for good reason	$249,995	—	—	$14,150	—	$264,145
Termination following change in control(1)	—	—	$747,485	—	—	$747,485
J. Tom Badgett Termination without cause or for good reason	$190,008	—	—	$13,085	—	$203,093
Termination following change in control(1)	—	—	$568,124	—	—	$568,124
James H. Price Termination without cause or for good reason	$176,821	—	—	$9,316	—	$186,137
Termination following change in control(1)	—	—	$528,695	—	—	$528,695

				Continuation	Accelerated	Total
	Salary	Cash severance		of medical	vesting of	termination
(in thousands)	continuation	Bonus	Lump sum	welfare benefits	stock options	of benefits

Paul W. Boyd Termination without cause or for good reason	—	—	—	—	—	—
Termination following change in control(2)	—	—	—	—	—	—
David G. Everhart(3)	$203,410	—	—	$24,351	—	$227,761

(1)	If immediately before the change in control event, our stock is readily tradable on an established securities market and the shareholder approval required under the Internal Revenue Code is obtained, the officer will be entitled to receive $1,000,000 in lieu of the payment described above.

(2)	Mr. Boyd’s senior management agreement in effect at December 31, 2006 did not include provisions for payments on termination for good reason or following a change in control. However, his current agreement contains these provisions.

(3)	Mr. Everhart’s employment was terminated on October 31, 2006. These amounts represent payments we have agreed to make to Mr. Everhart following his resignation in lieu of amounts otherwise payable under his senior management agreement.

Compensation Committee interlocks and insider participation

Mr. Price, an executive officer of the Company, was one of the three members of our Compensation Committee during the year ended December 31, 2006. As a member of the Compensation Committee, Mr. Price played a role in recommending and determining the amount and form of executive and director compensation. However, Mr. Price abstained from any vote with regard to his own compensation.

During 2006, none of our executive officers served as a director or member of the Compensation Committee (or other board committee performing similar functions, or in the absence of such committee, the entire board of directors) of another entity, one of whose executive officers served as a director or member of our Compensation Committee.

Certain relationships and related party transactions

In addition to the director and executive officer compensation arrangements discussed above under “Management” and “Executive compensation” the following is a description of transactions since January 1, 2006, to which we have been a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock or entities affiliated with them had or will have a direct or indirect material interest.

Transactions with stockholders

We are party to an exclusive supply agreement with Cutler-Hammer Inc., a wholly-owned subsidiary of Eaton Corporation, a shareholder, to supply various electrical components and intelligent trusses. This agreement expires in April 2008 but automatically renews if earlier notice of termination is not given. During 2006, we issued purchase orders to Eaton for purchase of site equipment components totaling $64.2 million for the planned deployment of 13,000 parking spaces. We made payments of $43.9 million in 2006 under this arrangement. At December 31, 2006, this supplier and related party held a deposit of $14.1 million to be applied toward future purchases. In addition, we sold $0.2 million of component parts to Eaton at cost. At December 31, 2006, we had a recorded liability to Eaton of $1.1 million.

In 2004, we entered into a 5-year strategic agreement with a shareholder, Taiwan Video & Monitor Corporation, or TVM. Pursuant to the agreement, we agreed to purchase certain service module components exclusively from TVM at an agreed-upon price. TVM agreed to accept shares of our common stock in exchange for certain equipment and intellectual property rights. We made payments of $0.4 million in 2006 pursuant to this agreement. During September 2006, the agreement with TVM was terminated and replaced by an agreement with TPK Solutions, Inc., another company partially owned, controlled, or influenced by the owner of TVM. Under the new agreement, we have agreed to purchase the same service module components under the original agreement with TVM. This agreement expires September 2009.

During 2006, we maintained professional services contracts with PB Constructors, Inc. and related entities, collectively referred to as PB, for consulting and construction program management services valued at $0.5 million. At December 31, 2006, we had a recorded liability to PB of $1.6 million. In May 2005, we and PB entered into a securities purchase agreement pursuant to which PB agreed to purchase 985,000 shares of Series C Preferred Stock for $4.9 million. Related to this transaction, $0.9 million represents a stock subscription receivable at December 31, 2006. In 2005, in accordance with the terms of the same agreement, we elected to exchange 300,000 shares of Series C Preferred Stock for $1.5 million of consulting services provided by PB. On April 13, 2007, PB served a complaint against us alleging that, by making payments in stock instead of in cash, we had failed to satisfy our payment obligations under a Program Management Services Agreement dated August 17, 2004. PB also alleged that by having our internal staff perform construction program management services, we had deprived them of the material benefits of their agreements with us. PB is seeking damages for $23 million, including $20 million for loss of profits. We plan to vigorously defend our position. See “Business—Legal Proceedings.”

We lease space from 640 Business Park LLC in Knoxville, Tennessee, a company owned by shareholder, former director and co-founder, Randy C. Massey. With the most recent lease addendum, the term of the agreement is five years ending on October 31, 2009. The annual rent obligation is approximately $0.2 million and the total rent paid under this lease during

2006 was $0.2 million. We also lease space in BasePointe Business Park, Louisville, Tennessee from Stock Creek Properties Partnership of which Mr. Massey is the managing partner. The lease term is 60 months and expires on March 30, 2012, with an annual rent obligation of $0.1 million.

Transactions with directors and executive officers

Michael C. Crabtree, President, Chief Executive Officer and Chairman of the Board of Directors, is a member of three limited liability companies that are in the business of leasing aircraft. The companies are Crabtree Aviation LLC, Cross County Carriers, Limited and JLC Aviation LLC. We paid Crabtree Aviation LLC and Cross County Carriers, Limited a combined total of $0.3 million in 2006 for airplane rental. The aircraft in Crabtree Aviation LLC was sold mid-2006, and will no longer be leased by us. We entered into new aircraft lease agreements with JLC Aviation LLC and Cross County Carriers, Limited on November 1, 2006 and December 1, 2006, respectively. Both agreements provide for a one-year term with a combined rent obligation of $0.1 million.

In January 2006, we issued to Dan Felton, one of our directors, warrants to purchase 95,450 shares of our common stock at an exercise price of $0.01 per share, in satisfaction of a finder’s fee obligation in the amount of $0.4 million related to the sale of our Series B preferred stock in 2004. This warrant was exercised in full in 2007.

Employment and change of control agreements with executive officers

We have entered into employment and change-in-control arrangements with certain of our executive officers as described under the caption “Executive compensation—Employment agreements” and “Executive compensation—Potential payments upon termination or change in control.”

Stock option grants

Certain common stock option grants made in fiscal 2006 to our directors and named executive officers and related equity award policies are described in this prospectus under the captions “Management” and “Executive compensation.” In addition, pursuant to our director and executive officer compensation policies or other arrangements, in 2007, we granted the following options to purchase shares of common stock, at an exercise price of $2.21 per share, to the following executive officers:

		Options
Executive	Grant Date	Granted

Michael C. Crabtree	July 23, 2007	175,000
Paul W. Boyd	July 23, 2007	85,000
James H. Price	July 23, 2007	85,000
Lynn Youngs	August 10, 2007	135,000

Principal stockholders

The following table sets forth as of August 31, 2007, certain information with respect to the beneficial ownership of our common stock and preferred stock by (i) any person known by to us to be the beneficial owner of more than 5% of any class of our voting securities, (ii) each of the named executive officers; (iii) each director; and (iv) all current directors and executive officers as a group. Each of the persons named in the table has sole voting and investment power with respect to all shares beneficially owned by them, except as described in the footnotes following the table.

As of August 31, 2007, there were 48,867,762 shares of common stock and 34,211,254 shares of preferred stock outstanding. Each share of preferred stock is convertible into one share of common stock at any time at the option of the holder. The preferred stock has voting rights equal to the common stock on an as-converted basis, subject to the limitations on conversion described below.

The number and percentage of shares beneficially owned has been calculated pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, or the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under this rule, beneficial ownership includes any shares as to which each security holder has sole or shared voting power or investment power and also any shares which the security holder has the right to acquire within 60 days. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of August 31, 2007 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the persons or entities in this table have sole voting and investing power with respect to all of the shares of common stock beneficially owned by them, subject to community property laws, where applicable.

The table below does not include the issuance upon completion of this offering of 7,204,835 shares of our common stock, to be delivered to an escrow agent for the benefit of holders of our senior discount notes, as described under “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Senior discount notes.”

				# of	% of	# of	% of	# of	% of
	# of		% of	Series A	Series A	Series B	Series B	Series C	Series C	% of
	common		common	preferred	preferred	preferred	preferred	preferred	preferred	total
Name and address	stock		stock	stock	stock	stock	stock	stock	stock	stock
of beneficial owner	owned		owned	owned	owned	owned	owned	owned	owned	owned

Five percent stockholders:
Randy Massey	8,838,027	(1)	18.1%	—	—	—	—	—	—	10.6%
3636 Martin Mill Pike PO Box 9054 Knoxville, TN 37940
A.C. Wilson	6,862,217	(2)	14.0%	—	—	—	—	—	—	8.3%
680 Reliance Road Tellico Plains, TN 37385
Goldman Sachs**	4,544,828		8.5%	—	—	—	—	—	—	5.2%
30 Hudson Street Jersey City, NJ 07302

				# of		% of	# of	% of	# of		% of
	# of		% of	Series A		Series A	Series B	Series B	Series C		Series C	% of
	common		common	preferred		preferred	preferred	preferred	preferred		preferred	total
Name and address	stock		stock	stock		stock	stock	stock	stock		stock	stock
of beneficial owner	owned		owned	owned		owned	owned	owned	owned		owned	owned

LHMPB (LBI)**	5,097,062		9.4%	—		—	—	—	—		—	5.8%
70 Hudson Street Jersey City, NJ 07302
Jefferies & Company**	6,770,691		12.2%	—		—	—	—	—		—	7.5%
Harborside Financial Center 705 Plaza 3 Jersey City, NJ 07311
Bear Sterns Securities Corp.**	7,719,225		13.6%	—		—	—	—	—		—	8.5%
1 Metrotech Center, 4th Floor Brooklyn, NY 11201
Bank of New York.**	3,307,060		6.3%	—		—	—	—	—		—	3.8%
One Wall Street, 6th Floor New York, NY 10286
JP Morgan Chase**	4,773,973		8.9%	—		—	—	—	—		—	5.4%
14201 Dallas Pkwy STE 12 Dallas, TX 75254
State Street Bank & Trust**	5,681,669		10.4%	—		—	—	—	—		—	6.4%
1776 Heritage Drive North Quincy, MA 02171
BOAS/LONDN**	2,843,691		5.5%	—		—	—	—	—		—	3.3%
100 W 33rd Street, 3rd Floor New York, NY 10001
Idle Arkansas Investors	—		—	3,164,200		18.4%	1,348,600	10.7%	—		—	5.4%
c/o Dan Felton 6 West Chestnut Street Marianna, AR 72360
Parsons Brinckerhoff Infrastructure Development Company(3)	—		—	—		—	—	—	800,000	(4)	17.9%	1.0%
CTV Holdings c/o PB Constructors, Inc. One Penn Plaza New York, NY 10119
Named executive officers and directors:
Michael C. Crabtree	3,284,169	(5)	6.6%	13,888		*	—	—	—		—	3.9%
David G. Everhart	6,157,944	(6)	12.6%	—		—	—	—	—		—	7.4%
J. Thomas Badgett	7,269,019	(7)	14.9%	—		—	—	—	—		—	8.7%
James H. Price	1,041,515	(8)	2.1%	—		—	—	—	—		—	1.2%
Paul W. Boyd	365,100		*	—		—	—	—	—		—	*
Lynn R. Youngs	137,750		*	—		—	—	—	—		—	*
Lana R. Batts	40,000	(9)	*	13,888	(10)	*	25,000	*	—		—	*
Dan H. Felton III.	545,572	(11)	1.1%	3,164,200	(12)	18.4%	1,348,600	10.7%	—		—	6.1%
Lewis Frazer III	10,000	(14)	*	—		—	—	—	—		—	*
Thomas F. McLarty	20,000	(15)	*	—		—	—	—	—		—	*

				# of		% of	# of	% of	# of	% of
	# of		% of	Series A		Series A	Series B	Series B	Series C	Series C	% of
	common		common	preferred		preferred	preferred	preferred	preferred	preferred	total
Name and address	stock		stock	stock		stock	stock	stock	stock	stock	stock
of beneficial owner	owned		owned	owned		owned	owned	owned	owned	owned	owned

Steve Kirkham	193,708	(16)	*	127,701	(17)	*	—	—	—	—	*
All directors and executive officers as a group	19,064,777		37.1	3,319,677		19.3%	1,373,600	10.9%	—	—	27.8%

*	Less than 1%.

**	Amounts include warrants each of which are exercisable into 126.9505 shares of our common stock.

(1)	This amount includes warrants which are excercisable into 43,083 shares of our common stock.

(2)	This amount includes warrants which are excercisable into 43,083 shares of our common stock.

(3)	Parsons Brinckerhoff Infrastructure Development Company (“PBIDC”) is the holding company of CTV Holdings, Inc. and PB Constructors, Inc. (“PB”). Shares held by CTV Holdings, Inc. and PB Constructors, Inc. are deemed to be beneficially owned by PBIDC.

(4)	All 800,000 shares are currently held by CTV Holdings, Inc. Additionally, we have tendered 485,000 shares to PB in satisfaction of certain payment obligations in accordance with terms of certain agreements. Because the terms of the agreements pursuant to which these shares were tendered are currently under dispute, the shares are not considered outstanding for the purpose of the above table.

(5)	This amount includes 1,141,667 shares of common stock held by Crabtree Ventures, LLC and options exercisable into 865,000 shares of common stock. Mr . Crabtree serves as the Chief Manager of Crabtree Ventures, LLC and is deemed to have the sole voting and dispositive power over the shares held by Crabtree Ventures, LLC.

(6)	This amount includes 783,332 shares of common stock held by IdleAire Associates Limited Partnership of which Mr. Everhart is the General Partner and warrants which are excercisable into 43,083 shares of our common stock.

(7)	This amount includes warrants which are excercisable into 43,083 shares of our common stock.

(8)	This amount includes warrants which are excercisable into 43,083 shares of our common stock and options exercisable into 815,000 shares of common stock.

(9)	This amount includes warrants which are excercisable into 20,000 shares of common stock as well as 20,000 shares of restricted stock or warrants which are exercisable into 20,000 shares of our common stock granted through our Director Compensation Policy.

(10)	These shares are held in the name of Batts & Associates LLC, of which Mrs. Batts is a member.

(11)	This amount includes (i) 482,489 shares held by 1989 Dan H. Felton III Trust of which Mr. Felton has the voting and dispositive power over the shares and (ii) 20,000 shares of restricted stock or warrants which are exercisable into 20,000 shares of our common stock granted through our Director Compensation Policy and warrants which are excercisable into 43,083 shares of our common stock.

(12)	This amount includes 3,164,200 shares of Series A Preferred Stock held by Idle Arkansas Investors, of which Mr. Felton, as Managing Partner, has the voting and dispositive power over the shares held by Idle Arkansas Investors.

(13)	This amount includes 135,266 shares of Series B Preferred Stock held by Idle Arkansas Investors, of which Mr. Felton, as Managing Partner, has the voting and dispositive power over the shares held by Idle Arkansas Investors.

(14)	This amount includes 10,000 shares of restricted stock or warrants which are exercisable into 10,000 shares of our common stock granted through our Director Compensation Policy.

(15)	This amount includes 20,000 shares of restricted stock or warrants which are exercisable into 20,000 shares of our common stock granted through our Director Compensation Policy.

(16)	This amount includes 20,000 shares of restricted stock or warrants which are exercisable into 20,000 shares of our common stock granted through our Director Compensation Policy.

(17)	This amount includes 13,888 shares held in a trust account of which Mr. Kirkham is the custodian.

Description of capital stock

Our authorized capital stock currently consists, and following completion of the offering will consist, of 200,000,000 shares of common stock, par value $0.001 per share, and 78,000,000 shares of preferred stock, $0.001 par value per share.

On August 31, 2007, the following numbers of shares of common and preferred stock outstanding were:

Common Stock	48,867,762
Series A convertible preferred stock	17,171,448
Series B-1 convertible preferred stock	11,218,174
Series B-2 convertible preferred stock	1,348,600
Series C convertible preferred stock	4,473,032

All of the outstanding preferred stock will convert into 34,211,254 shares of common stock upon completion of this offering. The shares of preferred stock so converted will have the status of authorized but unissued shares of preferred stock, undesignated as to series, and may be designated or re-designated, and issued or reissued, as the case may be, as part of any series of our preferred stock.

We expect to effect a reverse stock split of our common stock of           shares to 1 prior to the completion of this offering. Share data set forth in this prospectus do not give effect to the reverse stock split.

The following summary of certain provisions of our common and preferred stock does not purport to be complete. You should refer to our restated certificate of incorporation and our by-laws, both of which are included as exhibits to the Form 10-SB filed with the SEC on May 2, 2006 in connection with the registration of our equity securities under the Securities and Exchange Act of 1934. The summary below is also qualified by provisions of applicable law.

Common stock

Holders of common stock are entitled to one vote per share on matters on which our stockholders vote. There are no cumulative voting rights. Holders of common stock are entitled to receive dividends, if declared by our board of directors, out of funds that we may legally use to pay dividends. See the section of this prospectus entitled “Dividend policy” for further information. If we liquidate or dissolve, holders of common stock are entitled to share ratably in our assets once our debts and any liquidation preference owed to any then-outstanding preferred stockholders are paid. Our certificate of incorporation does not provide the common stock with any redemption, conversion or preemptive rights. No shares of preferred stock will be outstanding immediately after the closing of this offering. All shares of common stock that are outstanding as of the date of this prospectus and, upon issuance and sale, all shares we are selling in this offering, will be fully-paid and non-assessable.

Preferred stock

We are currently authorized to issue 78,000,000 shares of preferred stock. Prior to this offering, we had four series of convertible preferred stock outstanding, designated as Series A, Series B-1, Series B-2 and Series C. Upon completion of this offering, all issued and outstanding shares of preferred stock will convert into a total of 34,211,254 shares of common stock. Immediately after this conversion, the preferred stock so converted will have the status of authorized but unissued shares of preferred stock, and the total number of shares of preferred stock that we are authorized to issue will remain at 78,000,000 shares.

Upon completion of this offering, our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series, including voting rights, dividend rights and redemption and liquidation preferences. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of our company before any payment is made to the holders of shares of our common stock. In some circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of our board of directors, without stockholder approval, we may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock.

We have no current intention to issue any of our unissued, authorized shares of preferred stock. However, the issuance of any shares of preferred stock in the future could adversely affect the rights of the holders of our common stock.

Warrants

On December 30, 2005, we issued and sold $320.0 million of 13% senior discount notes with 320,000 detachable warrants to purchase 30% of our common stock on a fully-diluted basis. In addition, we issued to Jefferies & Company, Inc., the initial purchaser of the notes, 53,333 warrants, representing 5% of the total outstanding shares on a fully diluted basis at the time of the issuance. Each of these warrants represents a right to purchase 126.9505 shares of our common stock at $0.01 per share. Each warrant holder has certain anti-dilution rights except that those rights will terminate upon consummation of this offering. As adjusted to the date of this prospectus, these holders hold warrants to purchase 47,394,848 shares of common stock.

On March 8, 2006, we issued warrants to purchase 150,000 shares of common stock at $5.00 per share.

On January 20, 2006, we issued warrants to purchase 258,498 shares of common stock at $0.01 per share to members of management.

In January 2002, we issued to CIBC World Markets Corp. a warrant to purchase 652,194 shares of our common stock at $1.80 per share. This warrant will expire in January 2009.

In May 2001, we issued to Lana Batts a warrant to purchase 20,000 shares of our common stock at $2.00 per share. This warrant will expire at the earlier of the consummation of this offering or May 23, 2008.

Registration rights

The holders of the 34,211,254 shares of common stock to be issued upon conversion of all series of our Series A convertible preferred stock, Series B-1 and Series B-2 convertible preferred stock and Series C convertible preferred stock, are entitled to demand that we register those shares which we refer to as registrable shares, under the Securities Act commencing six months after the closing of this offering. In addition, if we propose to register any more of our securities under the Securities Act after the closing of this offering, either for our own account or for the account of other security holders, the holders of these rights are entitled to notice of that further registration and are entitled to have their registrable shares included in it. These rights, however, are subject to conditions and limitations, including thresholds as to minimum values of shares required for a demand registration and the right of the underwriters of a registered offering of our common stock to limit the number of shares included in the offering. Holders of registrable shares can require us to file the registration statement at our expense and, subject to some conditions and limitations, we are required to use our best efforts to effect the registration. Furthermore, holders of these rights may require us to file additional registration statements on Form S-3 for the sale of their registrable shares at any time after six months of the closing of this offering if they are not then able to sell all of their shares under Rule 144. Holders of these rights do not have the right to have their registrable shares registered under the Securities Act as part of this offering.

In addition, the holders of warrants to purchase up to 48,355,540 shares of common stock are also entitled to these registration rights with respect to shares of common stock issuable upon exercise of such warrants.

Certain provisions of our certificate of incorporation and bylaws and the Delaware anti-takeover statute

Some provisions of Delaware law and our certificate of incorporation and bylaws contain provisions that could make the following transactions more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to promote stability in our management. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Certificate of incorporation and bylaws

•	Undesignated preferred stock. The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

•	Stockholder meetings. Our charter documents provide that a special meeting of stockholders may be called only by resolution adopted by our board of directors.

Delaware anti-takeover statute

Effective upon the completion of the offering, we will be subject to Section 203 of the Delaware General Corporation Law. This law prohibits a publicly-held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

•	Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction, which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction, which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock, which is not owned by the interested stockholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of our assets involving the interested stockholder;

•	in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Transfer agent and registrar

The transfer agent and registrar for our common stock will be American Stock Transfer and Trust Company.

The Nasdaq Global Market

We intend to list our common stock for quotation on The Nasdaq Global Market under the symbol “          .”

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock. We cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. Sales of substantial amounts of common stock in the public market after this offering, or the perception of those sales, could adversely affect prevailing market prices and could impair our ability to raise equity capital. Furthermore, since a large number of shares of our common stock will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

After the closing of this offering, we will have outstanding an aggregate of           shares of our common stock, assuming that there are no exercises of currently outstanding warrants or options and that the underwriters do not exercise their over-allotment option. Of these shares, the           shares sold in this offering will be freely tradable, unless those shares are purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining           shares of common stock held by our existing stockholders are deemed “restricted securities” as that term is defined in Rule 144 under the Securities Act and may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including Rules 144 and 144(k) of the Securities Act, as described below, or are subject to the contractual restrictions described below.           of these shares are subject to the contractual lock up restrictions described below. Of the           shares not subject to the lock up restrictions:

•	shares may be sold immediately after completion of this offering under Rule 144(k);

•	Approximately million additional shares may be sold under Rule 144 upon expiration of the 180-day lock-up period as described below; and

•	Approximately 7.2 million additional shares may be sold under Rule 144 upon expiration of the 360-day lock-up period as described below.

The remaining shares will become eligible for sale from time to time thereafter.

Rule 144

In general, unless subject to a contractual lock up restriction, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who has beneficially owned shares of our common stock for at least one year will be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will be approximately shares after this offering; or

•	the average weekly trading volume of the common stock on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to certain “manner of sale” provisions and notice requirements and to the requirement that we have made current public information about ourselves available.

Rule 144(k)

Common stock eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering. In general, unless subject to a contractual lock up restriction, under Rule 144(k), a person may sell shares of common stock acquired from us immediately upon completion of this offering, without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144, if:

•	the person is not an affiliate of ours and has not been an affiliate of ours at any time during the three months preceding such a sale; and

•	the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate.

Lock-up agreements

Our directors, officers, stockholders, optionholders and warrant holders beneficially owning an aggregate of           shares of our common stock prior to this offering, based on shares outstanding as of August 31, 2007 and after giving effect to the conversion of outstanding preferred stock into shares of common stock, options to purchase           shares of our common stock and warrants to purchase           shares of our common stock, have entered into lock-up agreements. Pursuant to these agreements, such holders agree not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise dispose of or enter into any swap, short sale, hedge or similar transaction with respect to any shares of our common stock or any securities convertible into or exchangeable for any shares of our common stock for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Transfers or dispositions by such holders can be made sooner, provided that in each case, so long as the transferee of such shares agrees to be bound by the lock-up agreement:

•	with the prior consent of J.P. Morgan Securities Inc.;

•	as a bona fide gift or gifts;

•	to any trust, family limited partnership or family limited liability company for the direct or indirect benefit of the holder or his or her immediate family, provided any such transfer shall not be a disposition for value; or

•	by will or intestacy to the holder’s legal representative, heir or immediate family.

Holders that are not directors, officers or employees, or their immediate family members, may also transfer or dispose of shares of common stock that were acquired after the completion of this offering in open market transactions, or provided that the transferee of such shares agrees to be bound by the lock-up agreement, as a distribution to such holder’s partners, members or stockholders.

Escrow shares

In addition, 7,204,835 shares of our common stock to be issued to the holders of our senior discount notes as of the completion of our offering will be delivered to an escrow agent pursuant to an escrow agreement. Pursuant to the escrow agreement, such holders cannot offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise dispose of or enter into any swap, short sale, hedge or similar transaction with respect to the shares of our common stock held in the escrow for a period of 360 days after the date of the completion of our offering.

Registration rights

Upon completion of this offering, based upon holdings as of August 31, 2007, the holders of 34,211,254 shares of our common stock have rights to require or participate in the registration of our common stock under the Securities Act. Based upon holdings as of August 31, 2007, the holders of warrants to purchase up to 48,355,540 shares of common stock are also entitled to these registration rights with respect to shares of common stock issuable upon exercise of such warrants. Please see “Description of capital stock, certificate of incorporation and by-laws—Registration rights” for a detailed description of these registration rights.

Stock options

As of August 31, 2007, options to purchase 5,379,061 shares of our common stock with a weighted average exercise price of $1.80 per share were outstanding. Of the outstanding options, 3,843,480 are vested as of August 31, 2007, with the remaining options subject to vesting that generally occurs over a period of up to four years following the date of grant. As of August 31, 2007, there were 2,062,806 shares of common stock available for issuance under the 2000 Incentive Stock Plan. Accordingly, up to           shares of common stock issued and issuable under our 2000 Incentive Stock Plan will, after expiration of any lock-up agreements, be eligible for immediate sale in the open market, except for shares acquired by affiliates, which will be subject to the requirements of Rule 144 of the Securities Act.

Warrants

Warrants to purchase up to 48,355,540 shares of our common stock with a weighted average exercise price of $0.04 per share were exercisable as of August 31, 2007. Any shares purchased pursuant to the “cashless exercise” feature of these outstanding warrants may be sold approximately 90 days after completion of this offering, subject to the requirements of Rule 144 and subject to the terms of the lock-up agreement to which the holder may be a party.

Certain United States federal income tax consequences

The following is a summary of the material United States federal income and estate tax considerations relating to the purchase, ownership and disposition of shares of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the Code and United States Treasury Regulations, administrative rulings and court decisions thereunder now in effect, all of which are subject to change, possibly on a retroactive basis.

This summary addresses only holders that will hold shares of our common stock as “capital assets” (generally, property held for investment) and does not address tax considerations applicable to investors that may be subject to special tax rules, including financial institutions, tax-exempt organizations, insurance companies, tax-qualified retirement plans, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons that will hold the shares of our common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes, regulated investment companies, real estate investment trusts, United States holders that have a functional currency other than the US dollar, certain United States expatriates, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid United States federal income tax or partnerships or other pass-through entities or holders of an interest in such entities. Moreover, this summary does not discuss alternative minimum tax consequences, if any, or any state, local or foreign tax consequences to holders of the shares of our common stock. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

Investors considering the purchase of shares of our common stock should consult their own tax advisors with respect to the application of the United States federal income and estate tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

As used in this discussion, a “US holder” is a beneficial owner of shares of our common stock that for United States federal income tax purposes is:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for United States federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source; and

•	a trust (i) if it is subject to the supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) if it has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.

As used in this summary, the term “non-US holder” means a beneficial owner of common stock who is not a United States holder.

If a partnership (or an entity taxable as a partnership for United States federal income tax purposes) holds the shares of our common stock, the United States federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership (including an entity treated as a partnership for United States federal income tax purposes) holding shares of our common stock should consult its own tax advisor.

US holders

Dividends

We do not expect to declare or pay any dividends on our common stock in the foreseeable future. However, if we do pay dividends on our common stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that distributions to you constitute dividends for United States federal income tax purposes, they will be included in your gross income as ordinary income but will be eligible for the dividends received deduction generally allowed to United States corporations. Amounts treated as dividends also will be eligible for the reduced tax rate (generally 15%) applicable to “qualified dividend income” of non-corporate US holders for tax years beginning before January 1, 2011, provided that certain holding period requirements are met.

Distributions in excess of earnings and profits will constitute a return of capital that is applied against and reduces (but not below zero) your adjusted tax basis in the common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “US holders—Gain on disposition of common stock” below.

Gain on disposition of common stock

Upon the sale, exchange or other disposition of common stock, you will recognize gain or loss in an amount equal to the difference between your adjusted tax basis in such common stock and the amount realized on the sale, exchange or other disposition. Such gain or loss will be capital gain or loss, and generally will be long-term capital gain or loss if your holding period for the shares of common stock exceeds one year. The deductibility of capital losses is subject to limitations.

Information reporting and backup withholding

Dividends paid to you and proceeds from your sale or disposition of shares of our common stock may be subject to backup withholding unless you (a) are a corporation; (b) provide a valid taxpayer identification number; or (c) establish qualification for another exemption.

Backup withholding is not an additional tax. Rather, amounts withheld under the backup withholding rules may be credited against your United States federal income tax liability. Furthermore, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

Non-US holders

Dividends

We do not expect to declare or pay any dividends on shares of our common stock in the foreseeable future. However, if we do pay dividends on shares of our common stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United

States federal income tax principles. Distributions in excess of earnings and profits will constitute a return of capital that is applied against and reduces (but not below zero) your adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of shares of our common stock and will be treated as described under “Non-US holders—Gain on disposition of common stock” below. Any dividend paid to you ordinarily will be subject to withholding of United States federal income tax at a rate of 30%, or such lower rate as may be specified under an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide an IRS Form W-8BEN or other appropriate version of Form W-8 certifying eligibility for the reduced rate.

Dividends paid to you that are effectively connected with a trade or business you conduct in the United States (and, where an income tax treaty applies, are attributable to a permanent establishment you maintain in the United States) generally will be exempt from the withholding tax described above and instead will be subject to United States federal income tax on a net income basis at the regular graduated United States federal income tax rates in much the same manner as if you were a United States holder. In such cases, we will not have to withhold United States federal income tax if you comply with applicable certification and disclosure requirements. In order to obtain this exemption from withholding tax, you must provide an IRS Form W-8ECI properly certifying eligibility for such exemption. If you are a corporate non-United States holder, dividends you receive that are effectively connected with your conduct of a trade or business in the United States may also be subject to an additional branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on disposition of common stock

You generally will not be subject to United States federal income tax on any gain realized on your disposition of shares of our common stock, unless (i) the gain is effectively connected with your conduct of a trade or business in the United States (and, in the case of an applicable tax treaty, is attributable to a permanent establishment you maintain in the United States), (ii) if you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met or (iii) you are subject to tax pursuant to the provisions of the Code regarding the taxation of United States expatriates. In addition, under certain circumstances, you could be subject to United States federal income and withholding tax upon a disposition of our common stock if we were considered to be a United States real property holding corporation. We do not believe that we are, nor do we expect to become a United States real property holding corporation. However, if we were considered to be a United States real property holding corporation, you would not be subject to United States federal income and withholding tax upon a disposition of our common stock if our common stock is regularly traded on an established securities market and if you owned 5 percent of such class of stock or less during the shorter of your entire holding period of our common stock or the 5-year period ending on the date of disposition of our common stock.

Federal estate taxes

If you are an individual, shares of our common stock owned or treated as being owned by you at the time of your death will be included in your gross estate for United States federal estate tax purposes, and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information reporting and backup withholding

Generally, the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld must be reported annually to the IRS. A similar report is sent to you. Copies of the information returns reporting those dividends and amounts withheld may also be made available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable tax treaty or exchange of information treaty.

In general, backup withholding at the applicable rate (currently 28%) will not apply to dividends on shares of our common stock paid by us or our paying agents, in their capacities as such, to you if you have provided the required certification and neither we nor our paying agent has actual knowledge or reason to know that you are a United States person.

Information reporting and backup withholding generally will not apply to a payment of the proceeds of a sale of shares of our common stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements will apply to a payment of the proceeds of a sale of shares of our common stock effected outside the United States by a foreign office of a broker if the broker (i) is a United States person, (ii) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a “controlled foreign corporation” as to the United States or (iv) is a foreign partnership that, at any time during its taxable year, is more than 50% (by income or capital interests) owned by United States persons or is engaged in the conduct of a trade or business in the United States, unless in any such case the broker has documentary evidence in its records that you are a non-US holder and certain other conditions are met, or you otherwise establish an exemption. Payment of the proceeds of a sale of shares of our common stock by a United States office of a broker will be subject to both information reporting and backup withholding unless you certify your non-United States holder status under penalties of perjury and the broker does not have actual knowledge or reason to know that you are a United States person, or you otherwise establish an exemption.

Backup withholding is not an additional tax. Rather, amounts withheld under the backup withholding rules may be credited against your United States federal income tax liability. Furthermore, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

You should consult your own tax advisor with respect to the application of the above rules to your ownership and disposition of shares of our common stock.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters, for whom J.P. Morgan Securities Inc. and Jefferies & Company, Inc. are acting as representatives. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities Inc.
Jefferies & Company, Inc.

Total

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $      per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of common stock offered in this offering.

The underwriters have an option to buy up to           additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $      per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without	With full
	over-allotment	over-allotment
Name	exercise	exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $      million.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of J.P. Morgan Securities Inc. for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers, and substantially all of our stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock (including without limitation, common stock which may be deemed to be beneficially owned by such person in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, each such person has agreed that, without the prior written consent of J.P. Morgan Securities Inc., it will not, during the period ending 180 days after the date of this prospectus, make any demand for or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the lock-up restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have applied to have our common stock approved for listing on The Nasdaq Global Market under the symbol “          .”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involve making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M promulgated by the SEC, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The Nasdaq Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares of common stock will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Jefferies & Company, Inc. was the initial purchaser of our senior discount notes in 2005 and served as our Information Agent in connection with a consent solicitation we did for our holders of the senior discount notes in August 2007. We did not pay Jefferies & Company, Inc. any fees or remuneration (except reimbursement of all out-of-pocket expenses) in connection with the consent solicitation.

Jefferies & Company, Inc. and James F. Stuart are parties to an agreement pursuant to which Mr. Stuart is entitled to be paid a finder’s fee upon completion of this offering.

Under the purchase agreement between us and Jefferies & Company, Inc. in connection with the 2005 sale of our senior discount notes, Jefferies has the right to designate up to two nominees to our board of directors anytime prior to the earlier of (i) the consummation of an underwritten public offering of common stock resulting in net proceeds to us of at least $100 million, and (ii) the date on which all senior discount notes are repaid. Jefferies has not exercised this right, and this right will expire upon completion of this offering.

Legal matters

The validity of our common stock offered by this prospectus is being passed upon for us by Holland & Knight LLP, McLean, Virginia. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

Experts

The financial statements of IdleAire Technologies Corporation at December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, appearing in this prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 (File Number      ) under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

We are also subject to the information requirements of the Securities Exchange Act of 1934 and file periodic reports, proxy statements and other information with the SEC. These filings are not a part of this prospectus. You can read our SEC filings, including the registration statement, on the SEC’s website at www.sec.gov. Our SEC filings are also available free of charge from our website at www.idleaire.com. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Washington, District of Columbia, 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, District of Columbia, 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility.

Report of independent registered public accounting firm

The Board of Directors and Stockholders of
IdleAire Technologies Corporation

We have audited the accompanying balance sheets of IdleAire Technologies Corporation as of December 31, 2005 and 2006, and the related statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IdleAire Technologies Corporation at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with US generally accepted accounting principles.

As described in Note 2 to the financial statements, on January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment.”

Ernst & Young LLP
Nashville, Tennessee
March 30, 2007, except for Notes 13 and 14,
as to which the date is September   , 2007

The foregoing report is in the form that will be signed upon the completion of the restatement of capital accounts described in Notes 13 and 14 to the financial statements.

/s/ Ernst & Young LLP
Nashville, Tennessee
September 11, 2007

IdleAire Technologies Corporation balance sheets

	December 31,
(in thousands, except share and per share data)	2005	2006

Assets
Current assets:
Cash and cash equivalents	$5,926	$16,632
Short-term investments	—	15,000
Accounts receivable	768	5,396
Accounts receivable—related parties	5	192
Inventories	293	951
Prepaid expenses and other current assets	947	1,915

Total current assets	7,939	40,086
Restricted cash and investments	202,772	39,222
Deposits with related party vendor	—	14,104
Deposits with other vendors	233	1,871
Property and equipment, net	33,253	137,507
Deferred financing costs, net	29,506	29,453
Other assets	82	110

Total assets	$273,785	$262,353

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$1,023	$4,772
Accounts payable to related party vendors	1,654	2,735
Accrued expenses	1,901	4,388
Deferred trade revenue	990	1,221
Deferred grant revenue	1,381	1,161

Total current liabilities	6,949	14,277
Deferred grant revenue	5,611	10,812
Other liabilities	—	2,965
Secured convertible notes	100	100
Senior secured discount notes	201,690	234,511

Total liabilities	214,350	262,665
Stockholders’ equity (deficit):
Series A convertible preferred stock, $0.001 par value; 22,000,000 shares authorized, 17,171,448 shares issued and outstanding	30,350	30,350
Series B convertible preferred stock, $0.001 par value; 13,000,000 shares authorized, 12,566,774 shares issued and outstanding	49,056	49,056
Series C convertible preferred stock, $0.001 par value; 11,000,000 shares authorized, 4,473,032 shares issued and outstanding	22,155	22,155
Common stock, $0.001 par value; 200,000,000 shares authorized, 48,533,272 and 48,646,610 shares issued at December 31, 2005 and December 31, 2006, respectively	48	49
Stockholder subscription receivable	(925)	(925)
Treasury stock, 111,111 common shares, at cost	(200)	(200)
Deferred compensation	(96)	—
Additional paid-in capital	51,767	52,208
Accumulated deficit	(92,720)	(153,005)

Total stockholders’ equity (deficit)	59,435	(312)

Total liabilities and stockholders’ equity (deficit)	$273,785	$262,353

See accompanying notes.

IdleAire Technologies Corporation

Statements of operations

	Years ended December 31,
(in thousands, except share and per share data)	2004	2005	2006

Net revenues:
Basic and premium services, net	$1,485	$3,828	$10,911
Ancillary product sales	595	435	1,153
Grant revenues	1,444	1,827	1,513
Other revenues	64	262	400

Total net revenues	3,588	6,352	13,977
Operating expenses:
Direct site operating costs(1)	12,657	10,253	23,363
Cost of ancillary product sales	386	548	835
Depreciation and amortization	4,322	5,444	9,467
Selling, general and administrative expenses	11,185	11,104	15,781
Consulting fees with related party vendor	1,408	2,405	310
Impairment of long-lived assets	—	—	1,304
Loss on settlement of asset retirement obligations	—	—	318
Loss on disposal of fixed assets	2,171	1,024	3,181

Total operating expenses	32,129	30,778	54,559

Loss from operations	(28,541)	(24,426)	(40,582)
Interest income	170	89	7,162
Interest expense	(484)	(1,023)	(26,865)
Interest expense to related parties	(1)	(1,505)	—

Net loss	$(28,856)	$(26,865)	$(60,285)

Net loss per common share—basic and diluted	$(0.60)	$(0.55)	$(1.24)

Weighted average common shares outstanding	48,167,895	48,418,748	48,587,442

Pro forma basic and diluted net loss per share (unaudited)			$(0.67)

Shares used to compute pro forma basic and diluted net loss per share (unaudited)			90,003,531

(1)	Excludes depreciation expense in the amount of $3,232, $4,535 and $8,550 for 2004, 2005, and 2006 respectively, reported in a separate caption.

See accompanying notes.

IdleAire Technologies Corporation
Statements of stockholders’ equity (deficit)

										Total
	Series A	Series B	Series C		Stockholder			Additional		stockholders’
	convertible	convertible	convertible		subscription	Treasury	Deferred	paid-in	Accumulated	equity
(in thousands, except share amounts)	preferred	preferred	preferred	Common	receivable	stock	compensation	capital	deficit	(deficit)

Balance at January 1, 2004	$30,294	$17,376	$—	$48	$—	$(200)	$—	$9,421	$(36,999)	$19,940
Issuance of preferred or common stock for goods or services	—	—	—	—	(221)	—	—	1,052	—	831
Share-based compensation	—	—	—	—	—	—	—	167	—	167
Issuance of Series A preferred stock (15,000 shares)	56	—	—	—	—	—	—	—	—	56
Issuance of Series B preferred stock (8,027,022 shares)	—	31,588	—	—	—	—	—	—	—	31,588
Issuance of Series C preferred stock (340,500 shares)	—	—	1,703	—	—	—	—	—	—	1,703
Conversion of senior secured convertible notes (25,833 shares)	—	103	—	—	—	—	—	—	—	103
Exercise of incentive stock options	—	—	—	—	—	—	—	33	—	33
Net loss	—	—	—	—	—	—	—	—	(28,856)	(28,856)

Balance at December 31, 2004	$30,350	$49,067	$1,703	$48	$(221)	$(200)	$—	$10,673	$(65,855)	$25,565
Issuance of common stock (400 shares)	—	—	—	—	—	—	—	—	—	—
Issuance of preferred or common stock for goods or services	—	—	1,500	—	—	—	—	27	—	1,527
Cash collected on prior year stock subscription receivable	—	—	—	—	221	—	—	—	—	221
Issuance of stock options	—	—	—	—	—	—	(120)	120	—	—
Share-based compensation	—	—	—	—	—	—	24	—	—	24
Issuance of stock warrants	—	—	—	—	—	—	—	40,326	—	40,326
Other	—	(11)	—	—	—	—	—	—	—	(11)
Issuance of Series C preferred stock (4,132,532 shares)	—	—	18,952	—	(925)	—	—	—	—	18,027
Conversion of senior secured convertible notes (114,940 shares)	—	—	—	—	—	—	—	567	—	567
Exercise of incentive stock options	—	—	—	—	—	—	—	54	—	54
Net loss	—	—	—	—	—	—	—	—	(26,865)	(26,865)

Balance at December 31, 2005	$30,350	$49,056	$22,155	$48	$(925)	$(200)	$(96)	$51,767	$(92,720)	$59,435
FAS 123(R) reclassification	—	—	—	—	—	—	96	(96)	—	—
Share-based compensation	—	—	—	—	—	—	—	207	—	207
Anti-dilution stock warrants	—	—	—	—	—	—	—	147	—	147
Issuance of warrants for goods or services	—	—	—	—	—	—	—	49	—	49
Other	—	—	—	1	—	—	—	—	—	1
Exercise of incentive stock options and stock warrants	—	—	—	—	—	—	—	134	—	134
Net loss	—	—	—	—	—	—	—	—	(60,285)	(60,285)

Balance at December 31, 2006	$30,350	$49,056	$22,155	$49	$(925)	$(200)	$—	$52,208	$(153,005)	$(312)

See accompanying notes.

IdleAire Technologies Corporation
Statements of cash flows

	Years ended December 31,
(in thousands)	2004	2005	2006

Operating activities
Net loss	$(28,856)	$(26,865)	$(60,285)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash interest expense, net of amounts capitalized	—	2,309	26,212
Amortization of deferred financing costs	—	—	594
Depreciation and amortization	4,322	5,444	9,467
Impairment of long-lived assets	—	—	1,304
Accretion of asset retirement obligations	—	—	402
Loss on settlement of asset retirement obligations	—	—	318
Loss on disposal of property and equipment	2,171	1,024	3,181
Share-based compensation expense	167	24	207
Issuance of warrants for goods or services	831	1,527	49
Changes in operating assets and liabilities:
Accounts receivable	769	(355)	(4,815)
Inventories	(143)	40	(658)
Prepaid expenses and other assets	43	(636)	(833)
Interest income earned on restricted cash	—	—	(6,159)
Acquisition of short-term trading securities, net	—	—	(15,000)
Accounts payable	715	(1,474)	3,581
Accrued expenses	1,655	(878)	3,589
Deferred trade revenue	519	369	231
Deferred grant revenue	5,800	(261)	4,981
Cash settlement of asset retirement obligation	—	—	(459)

Net cash used in operating activities	(12,007)	(19,732)	(34,093)
Investing activities
Purchases of property and equipment from related party vendors	(5,384)	(1,557)	(30,428)
Purchases of property and equipment	(16,524)	(2,645)	(78,284)
Deposits with related party vendor toward equipment purchases, net	—	—	(14,104)
Deposits with other vendors toward equipment purchases, net	(117)	(17)	(1,638)
Cost of patents	(48)	(35)	(12)
Restricted cash released to operations	63	—	169,709

Net cash provided by (used in) investing activities	(22,010)	(4,254)	45,243
Financing activities
Proceeds from issuance of preferred stock	33,346	17,017	—
Proceeds from exercise of stock options and warrants	33	54	134
Collection of stock subscription receivable	—	221	—
Proceeds to be applied toward securities purchase agreement	1,000	—	—
Proceeds from issuance of stock warrants	—	33,100	—
Proceeds from issuance of senior secured discount notes	—	201,691	—
Payments on senior secured convertible notes	—	(425)	—
Deferred financing costs incurred	(2,298)	(21,987)	(541)
Payments on capital lease obligations	(39)	—	(37)
Proceeds from notes payable to related parties	600	1,330	—
Payments on notes payable to related parties	(29)	(1,930)	—
Restricted cash	(2,045)	(200,728)	—

Net cash (used in) provided by financing activities	30,568	28,343	(444)

Net (decrease) increase in cash and cash equivalents	(3,449)	4,357	10,706
Cash and cash equivalents at beginning of period	5,018	1,569	5,926

Cash and cash equivalents at end of period	$1,569	$5,926	$16,632

Supplemental non-cash activities
Anti-dilution warrants as additional debt discount	$—	$—	$146
Receipt of free equipment as a vendor concession	$—	$—	$1,382
Issuance of warrants as debt issuance costs in connection with issuance of senior secured discount notes	$—	$5,522	$—
Conversion of senior secured convertible notes and accrued interest to preferred stock	$103	$567	$—
Issuance of warrants in satisfaction of accrued compensation	$—	$200	$—

See accompanying notes.

IdleAire Technologies Corporation

Notes to financial statements

1.	Organization

IdleAire Technologies Corporation (the Company) offers in-cab idle-reduction services to the heavy-duty trucking industry, including heating, ventilation and air-conditioning, electric power, Internet access, satellite television, telephone, and remote delivery of computer-based driver safety and training courses. The Company provides its ATE Advanced Truck Stop Electrification® services at travel centers and truck fleet terminals throughout the continental United States. Until 2003, the Company was in the development stage. During the development stage, the Company established its financial and operational plans, raised capital through the sale of common and preferred stock, refined its prototype service platform for installation at truck stops, established contacts with potential customers, acquired equipment and premises and hired and trained employees.

In December 2005, the Company completed a bond and warrant offering (see Note 6). The proceeds from this offering are being used to fund the installation of ATE systems at numerous additional sites around the United States, and to fund interim operating losses. During 2006, the Company installed the ATE systems at 78 new travel center sites and two fleet terminal sites and decommissioned five non-core sites. As of December 31, 2006, the Company operated 99 sites in 26 states.

During 2006 the Company issued purchase orders for $162.3 million. On December 31, 2006, the Company had open commitments on these purchase orders of $67.5 million, primarily for various site equipment components pursuant to the capital expansion plans. The majority of these commitments do not have a specific contractual end date associated with them. The Company actively manages its supplier relationships in order to ensure timely receipt of necessary components, while minimizing the stockpiling of components in advance of construction.

At December 31, 2006, the Company had approximately $16.6 million of cash and cash equivalents, $15.0 million of short-term investments, $39.2 million in restricted cash and investments, and $16.0 million of deposits held by suppliers to be applied to vendor invoices related to the open commitments on purchase orders noted above. The Company has experienced and continues to experience negative operating margins and negative cash flows from operations, has not attained profitable results of operations to date, and has a deficit in stockholders’ equity at December 31, 2006. Management believes that the Company has sufficient resources to fund its open commitments on purchase orders and its operations during 2007; however, the Company may be required to limit its site development in 2007 to assist in this regard. Additionally, the Company may be required to limit its site development and seek additional financing in 2008 and beyond to maintain liquidity and fund its operations. Any sale of additional equity or issuance of debt securities may result in dilution to stockholders, and there can be no assurance as to the availability or terms upon which additional funding sources may be available in the future, if at all.

2.	Significant accounting policies

Cash and cash equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Short-term investments

Short-term investments consist principally of auction rate securities and other variable rate demand obligations. These securities have legal maturities that are at least twenty years, but have their interest rates reset between 7-35 days under an auction system. Because liquidity in these instruments is provided by third parties (the buyers and sellers in the auction) and not the issuer, auctions may fail. In those cases, the auction rate securities remain outstanding, with their interest rate set at the maximum rate which is established in the securities. Despite the fact that auctions rarely fail, the only time the issuer must redeem an auction rate security for cash is at its maturity. Because auction rate securities are frequently re-priced, they trade in the market like short-term investments. These investments are classified as trading securities and carried at estimated fair value (which approximates cost), with gains and losses reported in income.

Restricted cash and investments

Restricted cash and investments consist primarily of funds held by a disbursement agent pursuant to a disbursement agreement entered into in connection with the issuance of senior secured discount notes (see Note 6). The investments are principally in the form of auction rate securities, which are carried at estimated fair value (which approximates cost), with gains and losses reported in income.

The disbursement agreement stipulates that initial disbursement amounts will be held in a disbursement account until the funds are needed from time to time to pay for the development, construction and operation of facilities and general corporate and other operating expenses of the Company. Subject to certain exceptions, the disbursement agent will authorize the disbursement of funds from the disbursement account upon a disbursement request containing certain certifications and identifying the purposes to which the requested funds will be applied following disbursement. The disbursement agreement allows two disbursements a month; one in the form of a facilities disbursement and one in the form of an advance disbursement, which is limited to $10.0 million per request.

Fair value of financial instruments

Carrying values of the Company’s current assets, current liabilities and restricted cash approximate their related fair values based upon the current interest rate environment and lengths to maturity.

At December 31, 2005, the carrying value of the Company’s debt approximated fair value. Carrying value and fair value of the Company’s debt was $234.5 million and $222.7 million at December 31, 2006, respectively. The fair value of the Company’s debt is calculated using discounted cash flow analyses at market rates.

Concentrations of credit risk

The Company maintains cash or investment accounts at various banks. The accounts are insured by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation up to $0.1 million per legal ownership. At December 31, 2006, the Company had $70.2 million of these funds deposited with financial institutions in excess of this insurance limit.

The Company relies on third-party suppliers for the manufacture and assembly of its ATE systems. In the event that certain of these suppliers are unable or unwilling to provide the Company with certain specific components on commercially reasonable terms, or at all, delays in securing alternative sources of supply would result and could have a material adverse effect on operations.

Inventories

Inventories consist of ancillary goods for resale and are stated at the lower of cost or market using the average cost method.

Property and equipment, net

Property and equipment, including improvements that add to productive capacity or extend the useful life, are carried at cost. Amortization of assets recorded under capital leases is included with depreciation expense in the accompanying statements of operations. Depreciation is computed by the straight-line method over the estimated useful lives of the assets as follows:

Revenue-generating equipment	3-15 years
Furniture and fixtures	5 years
Data processing equipment and software	3 years
Automobiles and motorized equipment	3 years

Leasehold improvements, including certain costs associated with the construction of revenue-generating equipment, are depreciated over the shorter of the estimated useful life or lease term.

Capitalized leases

During 2006, the Company entered into an agreement with a service provider which included terms that required the service provider to furnish certain equipment at no additional cost to the Company, to be received as sites are constructed. The Company capitalizes the fair value of this equipment as a capital lease in accordance with EITF 01-8, Determining Whether an Arrangement Contains a Lease and Statement of Financial Accounting Standards No. 13, Accounting for Leases and reduces the lease obligation over the term of the service agreement as service fees are paid. Capitalized lease obligations were $1.3 million at December 31, 2006, of which $1.2 million and $0.1 million is included with other liabilities and accrued expenses, respectively, in the accompanying balance sheet.

Impairment of long-lived assets

When indicators of impairment are present, the Company evaluates the carrying value of constructed revenue-generating assets in relation to the operating performance and future undiscounted cash flows of the underlying assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Disposal or Impairment of Long-

Lived Assets. Based on these evaluations, asset impairment is determined to exist if estimated future cash flows, undiscounted and without interest charges, are less than the carrying amount of the respective asset.

From time to time, the Company may make strategic decisions to close existing sites. If sites to be closed constitute components, as defined by SFAS No. 144, and will not result in a migration of customers and cash flows, these closures will be considered discontinued operations when the related assets meet the criteria to be classified as held for sale, or at the cease-use date, whichever occurs first. The results of operations of discontinued operations are presented retroactively, net of tax, as a separate component in the statement of operations, if material individually or cumulatively. To date, no site closings have been material individually or cumulatively.

Asset retirement obligations

The Company’s lease agreements with certain of its travel centers and host sites generally contain obligations to return the leased property to its original condition upon termination of the lease. The Company accounts for these obligations in accordance with Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations and FASB Interpretation 47, Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143. The Company’s asset retirement obligation was $1.8 million at December 31, 2006, and is included with other liabilities in the accompanying balance sheets. The asset retirement obligation was not material in prior periods. During 2006, the Company recorded the following activity with respect to its asset retirement obligations: additions of $1.5 million; accretion of $0.4 million; cash settlement of $0.5 million; and loss on settlement of $0.3 million.

Key assumptions used to calculate the Company’s asset retirement obligations were (i) 2.5% rate of inflation; (ii) weighted average credit-adjusted risk-free interest rate of 21.0%; and (iii) weighted average life of obligation of 13 years. Expected settlement dates generally represent the lesser of the useful life of the constructed assets or the life of the lease, and are evaluated using site-specific facts and circumstances.

Revenue recognition

Revenue for services is recognized as service is completed; revenue from ancillary product sales is recognized at the point of sale. Reported revenues exclude sales tax. Revenue is recorded net of promotional, contractual and customer service discounts as the Company continues to utilize significant discounts to introduce its services to truck drivers through its facilities at truck stops, travel plazas and other locations. Deferred trade revenue represents unutilized balances from the sale of prepaid cards and member cards.

Grant revenue is recognized as follows: (i) grants with continuing service requirements are recognized on a straight-line basis over the life of the contract; (ii) grants otherwise designated for funding of revenue-generating equipment are recognized on a straight-line basis over the life of the respective equipment; and (iii) grants funded based on hours of emission reduction are recognized based on actual usage over the term of the grant. Deferred grant revenue represents that portion of grant monies billed or received but not yet earned.

At December 31, 2005 and 2006, accounts receivable included $0.6 million and $5.0 million in grant receivables, respectively.

Senior secured discount notes

Original issue discount on the senior secured discount notes, or the Notes, (Note 6) is amortized over the life of the Notes using the interest method.

Deferred financing charges

Deferred financing charges represent certain fees and expenses that have been incurred to obtain the related permanent financing. These costs are amortized over the seven year life of the related debt using the interest method, and charged to interest expense in the accompanying statements of operations. Amortization of deferred financing costs was $0 million and $0.6 million in 2005 and 2006, respectively.

During 2005, deferred costs of $0.8 million were deemed to have no future benefit and were charged to interest expense in the accompanying statements of operations.

Advertising and promotion

Advertising and promotion costs are expensed as incurred. Advertising expense was $0.4 million, $0.2 million and $0.5 million in 2004, 2005 and 2006, respectively.

Research and development

Research and development costs have consisted principally of software development and related engineering costs. Costs of producing product masters incurred subsequent to establishing technological feasibility are capitalized. Research and development costs were $2.2 million, $1.6 million and $2.3 million in 2004, 2005 and 2006, respectively.

The cost to file patents are capitalized and amortized over five years.

Share-based compensation

On January 1, 2006, the Company adopted the provisions of SFAS No. 123—revised 2004 (“SFAS 123(R)”), Share-Based Payment, which replaced SFAS No. 123 (“SFAS 123”), Accounting for Stock-Based Compensation, and superseded APB Opinion No. 25 (“APB 25”), Accounting for Stock Issued to Employees. Under the fair value recognition provisions of SFAS 123(R), stock-based compensation cost is measured at the grant date based on the fair value of the award. For awards with graded vesting, the Company has elected to recognize the expense on a straight-line basis over the requisite service period, which is the vesting period.

Since the Company used the minimum-value method to measure pro forma compensation cost for employee stock options under SFAS 123, it was required to use the prospective method upon adoption of SFAS 123(R). Under the prospective method, the Company continues to account for its unvested awards outstanding at the date of adoption using the provisions of APB 25; all awards granted, modified or settled after the date of adoption are accounted for using the measurement recognition and attribution provisions of SFAS 123(R). Pro forma disclosures are no longer permitted, and prior periods are not revised or restated for comparative purposes. Accordingly, there was no cumulative effect upon adoption.

The Company recorded $0.2 million in stock-based compensation cost during 2006. As a result of adopting SFAS 123(R) on January 1, 2006, the Company’s loss from operations, loss before income taxes and net loss for 2006 increased by $0.2 million.

Calculating stock-based compensation expense requires the input of highly subjective assumptions, including the estimated fair value of the company’s outstanding shares, the expected term of the stock-based awards, stock price volatility, and pre-vesting option forfeitures. The assumptions used in calculating the fair value of stock-based awards represent the Company’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, when assumptions change, stock-based compensation expense could be materially different in the future.

Income taxes

Income taxes are computed based on the liability method of accounting whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Segment information

In accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company has one reportable industry segment—the operation of the Company’s ATE systems.

Comprehensive income

The Company’s net loss is equal to comprehensive loss, as computed in accordance with SFAS No. 130, Reporting Comprehensive Income.

Use of estimates

The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no effect on results of operations or financial condition as previously reported.

New accounting standards

In March 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation), which allows companies to adopt a policy of presenting taxes in the income statement on either a gross or net basis. Taxes within the scope of this EITF would include taxes that are imposed on a revenue transaction between a seller and a customer, for example, sales taxes, use taxes, value-added taxes, and some types of excise taxes. EITF 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006. EITF 06-3 will not impact the method for recording and reporting sales taxes in the Company’s financial statements as the accounting policy is to exclude all such taxes from revenue.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes thresholds and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective beginning January 1, 2007. Upon adoption, it will not have any immediate impact as the Company has no uncertain tax positions.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This new Statement defines fair value, establishes the framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Although early adoption of this Statement is permitted, it will be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is in the process of evaluating what impact, if any, this new standard may have on its financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115. The Statement permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. It will be effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted, provided the Company also elects to apply the provisions of SFAS No. 157. The Company is in the process of evaluating what impact, if any, this new standard may have on its financial statements.

3.	Property and equipment, net

Property and equipment consists of the following:

	December 31,
(in thousands)	2005	2006

Revenue-generating equipment	$32,160	$125,411
Leasehold improvements	627	826
Furniture and fixtures	480	680
Data processing equipment and software	3,166	4,999
Automobiles and motorized equipment	553	1,522
Service units in process	8,840	25,093

	45,826	158,531
Less accumulated depreciation and amortization	(12,573)	(21,024)

	$33,253	$137,507

Included within revenue generating equipment and service units in process above is $1.4 million of free equipment subject to a capital lease (see Notes 2 and 11). At December 31, 2006, accumulated depreciation associated with this equipment was $0.1 million.

During 2006, the Company capitalized interest of $6.8 million and salaries and related costs of $1.6 million associated with the physical construction of new sites.

Deposits with vendors toward purchases of revenue-generating equipment were $0.2 million and $16.0 million, at December 31, 2005 and 2006, respectively, of which $14.1 million was held by a related party (see Note 4).

A summary of depreciation expense follows:

	Year ended December 31,
(in thousands)	2004	2005	2006

Depreciation expense on revenue-generating equipment	$3,232	$4,535	$8,550
Depreciation expense on non-revenue-generating equipment	1,075	882	889

Total depreciation expense	$4,307	$5,417	$9,439

During 2006, the Company began full-scale execution of its nationwide ATE network expansion plan, which included use of funds raised in the 2005 senior secured discount notes offering and earmarked for construction of “core sites” meeting certain site selection criteria. In addition, the Company identified and evaluated certain non-core sites which no longer complied with the new site selection criteria. Based on such evaluations, the Company opened 80 new sites and identified ten non-core sites, of which five were decommissioned by December 31, 2006. Based on such evaluations, the Company recorded a $0.3 million loss on settlement of asset retirement obligations and wrote off approximately $0.7 million of fixed assets. Additionally, the Company recorded a $1.3 million impairment charge attributable to the remaining non-core sites still in operation at December 31, 2006.

Additionally, during 2006, the Company determined that certain potential sites were no longer viable candidates for short-term site selection and wrote off $0.6 million of capitalized site survey costs. As a result of ongoing modifications and evaluations of site equipment, the Company continues to identify obsolete, damaged or unusable equipment, and wrote off such fixed assets of $2.2 million, $1.0 million and $1.9 million in 2004, 2005 and 2006, respectively.

4.	Related party transactions

The Company is party to an exclusive supply agreement with a shareholder, which provides for the purchase of certain electrical distribution and control products and services; this agreement expires in April 2008. During 2006, the Company issued purchase orders to this supplier totaling $64.2 million. The Company made payments to this supplier shareholder of $5.4 million, $0.4 million and $43.9 million in 2004, 2005 and 2006, respectively. Additionally, the Company sold $0.2 million of component parts to this supplier at its cost, which is included in Accounts Receivable—Related Parties in the accompanying balance sheet at December 31, 2006. At December 31, 2006, the Company owed this related party supplier $1.1 million, and had a remaining deposit balance of $14.1 million to be applied toward future purchases.

During 2006, the Company entered into an exclusive agreement with a supplier that is managed and partially-owned by a shareholder; the agreement provides for the purchase of certain service module components at an agreed-upon price, and expires in September 2009. This agreement supersedes a previous agreement with another company within the same controlled group. The Company made payments of $0.4 million and $0.4 million pursuant to these agreements in 2005 and 2006, respectively. Additionally, in 2004, the supplier agreed to accept 139,520 shares of the Company’s common stock in exchange for equipment valued at $0.3 million, purchase 110,480 shares of the Company’s common stock in exchange for cash of $0.2 million and accept 90,000 shares of the Company’s common stock in exchange for certain intellectual property rights. Pursuant to the terms of the transaction in 2004, the Company recorded $0.5 million of research and development expense, $0.3 million of consulting expense and a $1.0 million equity contribution, of which $0.2 million represented a stock subscription receivable at December 31, 2004. The subscription receivable was collected in 2005.

From 2004 to 2006, the Company maintained professional services contracts with a shareholder vendor for consulting and construction program management services valued at $3.0 million, $2.7 million and $0.5 million, respectively. At December 31, 2005 and 2006, the Company owed this vendor $1.6 million. In May 2005, the Company and this vendor entered into a securities purchase agreement pursuant to which this vendor purchased 985,000 shares of Series C Preferred Stock for $4.9 million. Related to this transaction, $0.9 million represents a stock subscription receivable at December 31, 2005 and 2006. In 2005 in accordance with the terms of the same agreement, the Company elected to exchange 300,000 shares of Series C Preferred Stock for $1.5 million of consulting services provided by the vendor. See Note 14 for subsequent developments related to transactions with this vendor.

An executive officer and director is a member of three limited liability companies that are in the business of leasing aircraft. The Company paid such entities $0.2 million, $0.2 million and $0.3 million in 2004, 2005 and 2006, respectively, for airplane rental.

The Company leases warehouse space from a limited liability company in which a shareholder and a former director of the Company is a member. The agreement expires in October 2009, and provides for an annual rent obligation of approximately $0.2 million. Total rent paid under this lease during 2004, 2005 and 2006 was $0.1 million, $0.1 million and $0.2 million, respectively.

During 2005, seven directors personally guaranteed $7.0 million of funding for the Company in the event that additional funds were required to support the Company’s operations throughout 2006. Such guarantees were terminated on December 30, 2005. On January 20, 2006, as compensation for these guarantees, it was determined by the board of directors that warrants to purchase 43,083 shares of Company common stock for $0.01 per share would be issued to each of those seven individuals, for an aggregate number of 301,581 shares of common stock. Accordingly, the estimated fair value of such warrants of $1.5 million was recorded as a component of interest expense in 2005. During 2006, warrants for 43,083 of these shares were exercised.

During 2004 and 2005, related parties made various loans to the Company totaling $1.9 million. These notes were unsecured and were payable with interest that ranged from 5.25% to 5.50% per annum. During 2005, the Company repaid these loans with $0.1 million in related interest. In addition, certain directors provided personal letters of credit to support Company bank lines of credit that totaled $6.4 million, under which the maximum outstanding balance of $4.4 million was borrowed and repaid during 2005. The Company did not provide any compensation to these directors for such personal letters of credit.

In April 2005, a then executive officer and current director agreed to purchase for $5,000 certain obsolete Company assets originally purchased for site expansion. This receivable was included in accounts receivable—related parties at December 31, 2005 and 2006. This receivable was collected in 2007. The equipment had a net book value of $0.2 million prior to the sale.

5.	Accrued expenses

Accrued expenses consist of the following:

	December 31,
(in thousands)	2005	2006

Salaries and related personnel liabilities	$836	$1,804
Accrued sales taxes	344	896
Other liabilities	721	1,688

	$1,901	$4,388

6.	Senior secured discount notes with warrants

On December 30, 2005, the Company issued $320.0 million of 13% Senior Secured Discount Notes (Notes) with 320,000 detachable warrants (Warrants) to purchase 30% of the Company’s common stock on a fully-diluted basis (collectively, the Units). Each Unit consists of a $1,000 principal amount Note and a Warrant. The issue price per Unit was $733.72, resulting in gross proceeds of $234.8 million. Net proceeds from the offering (after payment of approximately $22.0 million in fees and expenses and repayment of approximately $6.0 million of previous existing indebtedness) were primarily deposited in a restricted disbursement cash account (see Note 2).

The Warrants represent a right to purchase 126.1903 shares of Company common stock (per warrant) at $0.01 per share, subject to certain upward adjustment triggered by the Company’s issuance of additional securities. The Note holders’ anti-dilution rights generally terminate upon the completion of an underwritten public offering, of which the net proceeds to the Company exceed $100.0 million. The Warrants became separately transferable from the Notes during 2006 and will expire on December 15, 2015. The Company recorded $33.1 million of additional paid-in capital based on the relative estimated fair value of the Warrants.

During 2006, the Company issued warrants to certain members of management and directors that triggered the anti-dilution provisions contained in the warrant agreement by and between the Company and Wells Fargo Bank, N.A., as the Warrant Agent, dated December 30, 2005 (the “Warrant Agreement”). Pursuant to the Warrant Agreement, the Company is required to issue 178,556 additional warrants to the holders of Warrants issued on December 30, 2005. As a result, the Company recorded an additional debt discount of $0.1 million in 2006.

The Notes rank senior in right of payment to all existing and future subordinated indebtedness and equal in right of payment with all other existing and future senior indebtedness. The Notes are unconditionally guaranteed on a senior secured basis by any future domestic restricted subsidiaries. The Notes and guarantees are secured by substantially all of the Company’s tangible and intangible assets.

The Notes mature on December 15, 2012. The Notes were issued at a substantial discount as the Company will not pay interest prior to December 15, 2008. Beginning on December 30, 2005, the Notes accrete interest at an annual rate of 13%, compounded semi-annually to par by June 15, 2008. Interest payments will be made on each of June 15 and December 15, commencing December 15, 2008.

Prior to December 15, 2008, up to 35% of the Notes may be redeemed with the net proceeds of any equity offering at 113% of the accreted value, plus accrued and unpaid interest, if any, to the date of redemption, provided that at least 65% of the aggregate principal amounts of the Notes originally issued under the indenture governing the Notes remain outstanding. On or after December 15, 2009, the Notes may be redeemed at a redemption price that will decrease ratably from 106.5% of principal to 103.25% of principal on or after December 15, 2010, and at 100% of principal on or after December 15, 2011.

If the Company experiences a change in control, the holders of the Notes will have the right to put their Notes to the Company at 101% of the accreted value thereof, plus accrued and unpaid interest, if any, to the date of repurchase.

Under the terms of the Notes, the Company agreed to make an offer to exchange the Notes for registered, publicly tradable notes with substantially identical terms within 2 years from the issue date. If the Company fails to fulfill its obligations with respect to the exchange offer or the registration of the Notes (a “Registration Default”), the annual interest rate on the Notes will increase by 1.0% over the interest rate that would otherwise apply to the Notes. Such additional interest will be payable in cash. As soon as the Company cures the Registration Default, the interest rate on the Notes will revert to its original level. In addition, upon the occurrence of a Registration Default, the holders of the Notes will be entitled to receive additional warrants that will entitle the holders to purchase at $0.01 per share an aggregate number of Company common stock equal to 5.0% of the then outstanding common stock of the Company on a fully diluted basis.

The Notes have certain limitations on indebtedness and repayment thereof. Additionally, if the consolidated EBITDA, as defined, of the Company for the fiscal year ended December 31, 2008, does not equal or exceed $40.0 million, the Company is required to issue additional warrants entitling the Note holders to purchase at $0.01 per share an aggregate number of Company common stock equal to 10.0% of the Company’s common stock outstanding immediately following such issuance (calculated on a fully diluted basis).

In connection with the Notes offering completed on December 30, 2005, the Company also granted to the initial purchaser 53,333 warrants with terms identical to the separated Warrants. These warrants were valued at $5.5 million which was recorded as deferred financing costs in the accompanying balance sheet.

7.	Secured convertible notes

At December 31, 2005 and 2006, the Company has $0.1 million outstanding of 10% Secured Convertible Notes (“Convertible Notes”) due 2013. Under certain conditions, the holder of the Convertible Notes has the right to convert all or part of the Convertible Notes into the Company’s common stock at pre-established rates. The Company has a one-time right to prepay, without penalty or further interest payments, on June 1, 2008. These notes are subordinate to the Senior Secured Discount Notes.

In 2005, Convertible Notes totaling $0.6 million, including accrued interest, were exchanged for common stock. Additionally in 2005, Convertible Notes totaling $0.4 million, including accrued interest, were repaid in whole.

In 2004, Convertible Notes totaling $0.1 million, including accrued interest, were exchanged for Series B convertible preferred stock at the then current estimated fair value of the Series B convertible preferred stock.

8.	Stockholders’ equity

Common stock and warrants

In February 2006, an amendment to the Company’s Certificate of Incorporation increasing the number of authorized shares of common stock to 200,000,000 shares was adopted by the State of Delaware.

As of December 31, 2005 and 2006, the Company had warrants outstanding and exercisable to purchase 47,823,237 and 48,385,741 shares, respectively, of Company common stock. At December 31, 2005, the exercise price of outstanding warrants ranged between $0.01 and $2.00 per share, and the weighted average exercise price was $0.04 per share. At December 31, 2006, the exercise price of outstanding warrants ranged between $0.01 and $5.00 per share, and the weighted average exercise price was $0.04 per share.

Preferred stock

The Company has three classes of issued and outstanding preferred stock which are convertible on a one-for-one basis into Company common stock at any time in whole or part at the option of the holder. Under certain circumstances, including an underwritten public offering of shares of common stock of not less than $50 million, the Company may also cause the outstanding shares to be converted into Company common stock. Holders of the preferred shares have the right to vote on most matters. In the event of liquidation, the preferred holders are entitled to a liquidation preference equal to the original purchase price of such shares. In the event of liquidation, the Series A is senior to all classes of common stock and all other series and classes of preferred stock. The Series B is senior to all classes of common stock and all other classes of preferred stock except the Series A, which shall rank senior to the Series B in all respects. The Series C is senior to all classes of common stock and all other series of preferred stock except the Series A and the Series B, which rank senior to the Series C in all respects.

During 2004, the Company issued the following shares of convertible preferred stock: (i)15,000 shares of Series A for $0.1 million; (ii) 8,052,855 shares of Series B for gross proceeds of $32.2 million less issuance costs of $0.5 million; and (iii) 340,500 shares of Series C for $1.7 million.

During 2005, the Company issued 4,132,532 shares of Series C convertible preferred stock for $19.0 million. Additionally, the Company elected to exchange 300,000 shares of Series C convertible preferred stock for $1.5 million of consulting services provided by a related party vendor (see Note 4).

9.	Share-based compensation

The Amended and Restated 2000 Incentive Stock Plan (the Plan) governs the issuance of share-based awards to employees. The Plan provides for incentive stock options to be granted at an option price equal to or greater than the fair market value of the Company’s common shares as determined by the Board of Directors and to have a term of ten years. In April 2006, the Board of Directors approved a new Director Compensation Policy to provide for stock-based compensation, cash fees, travel reimbursement and an annual retainer to be paid to non-employee directors.

The Company has reserved 10,000,000 shares for issuance under this Plan, of which 2,977,257 were available for grant at December 31, 2006.

Effective January 1, 2006, the Company adopted SFAS 123(R), which requires the Company to compute the fair value of options at the date of grant and to recognize such costs as compensation expense ratably over the vesting period of the options. Prior to January 1, 2006, the Company used the minimum value method to determine fair values of options granted for pro forma disclosures. Since the Company previously used the minimum value method for determining the fair value of options granted for disclosure purposes, the Company is only required to apply the provisions for estimating the fair value of options under SFAS 123(R) prospectively to new options awarded or modifications to existing options.

The Company uses the Black-Scholes-Merton model for determining the fair values of options granted and recognizes compensation ratably over the vesting periods. The Company granted 216,583, 417,626 and 908,075 stock options to employees at a weighted average fair value per share of $1.36, $1.19 and $0.43 during 2004, 2005 and 2006, respectively, using the following weighted average assumptions:

	Ended December 31,
	2004	2005	2006

Expected term in years	5.0	6.1	5.6
Risk-free interest rate	3.4%	4.2%	4.9%
Expected dividend rate	—	—	—
Expected volatility	—	—	51.7%

The Company’s computation of expected term was calculated as the simple average of the weighted average vesting period and the contractual life of each option, as permitted by the “shortcut approach” in Staff Accounting Bulletin No. 107, Share-Based Payment. The risk-free rate for periods within the contractual life of the option is based on the United States treasury yield for a term consistent with the expected term of the stock option in effect at the time of grant. The Company has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future. Prior to January 1, 2006, the Company used the minimum value method to measure stock compensation cost for pro forma disclosures, which excludes the effects of expected volatility. Since the Company’s stock is not publicly traded and the Company has no historical data on volatility of its stock, the expected volatility used for 2006 is based on the historical volatility of similar public companies (referred to as “guideline companies”). In evaluating similarity, the Company considered factors such as industry, stage of life cycle, size, and financial leverage.

To date, the Company has not recorded any tax benefits resulting from the exercise of options due to uncertainty surrounding the timing of realizing the benefits of its deferred tax assets in future periods.

The aggregate intrinsic value of options exercised during 2005 and 2006 was $0. The Company received less than $0.1 million in proceeds from the exercise of 38,356, 28,151 and 70,255 employee stock options in each of the years ended December 31, 2004, 2005 and 2006, respectively.

The fair value of stock options vested was $0.5 million and $0.3 million for 2005 and 2006, respectively. At December 31, 2006, there was $0.3 million of total unrecognized compensation cost related to unvested share-based compensation arrangements using the fair value method, consisting principally of stock options granted in 2006. This cost is expected to be recognized over a weighted-average period of 2.39 years.

Stock option activity for the three years ended December 31, 2006 follows:

			Weighted
		Weighted	average
		average	remaining	Aggregate
	Option	exercise	contractual	intrinsic
	shares	price	life in years	value

Outstanding at January 1, 2004	3,700,600	$1.51
Granted	216,583	4.40
Exercised	(38,356)	0.87
Forfeited	(76,217)	1.82

Outstanding at December 31, 2004	3,802,610	$1.68
Granted	417,626	4.71
Exercised	(28,151)	1.91
Forfeited	(164,256)	2.48

Outstanding at December 31, 2005	4,027,829	$1.96	6.70 years	—
Granted	908,075	0.82
Exercised	(70,255)	1.91
Forfeited	(352,568)	1.99

Outstanding at December 31, 2006	4,513,081	$1.73	6.35 years	—

Exercisable at December 31, 2006	3,534,338	$1.69	5.72 years

As of December 31, 2006, 70,000 stock options are included in the immediately preceding table but they will vest only upon the completion of a successful initial public offering of common stock. The Company will recognize expense on these options at such time that a transaction is consummated based upon the difference between the fair value of the stock on the vesting date and the exercise price.

10.	Income taxes

Income taxes as shown in the statements of operations for all periods presented differ from the amounts computed using the statutory federal income tax rate as follows:

	Year ended December 31,
	2004	2005	2006

US federal statutory rate	34.0%	34.0%	34.0%
State taxes (net of federal benefit)	3.2	2.8	3.8
Change in deferred tax valuation allowance	(37.1)	(36.7)	(37.6)
Other	(0.1)	(0.1)	(0.2)

	0.0%	0.0%	0.0%

The tax effect of each type of temporary difference and carryforward that give rise to deferred tax assets and liabilities is as follows:

	December 31,
(in thousands)	2005	2006

Deferred tax assets:
Net operating loss carryforward	$32,547	$56,988
Accrued liabilities	182	380
Deferred revenue	3,089	5,061
Other	34	—

	35,852	62,429
Deferred tax liabilities:
Depreciation	(1,026)	(4,810)
Asset retirement obligations	—	(126)

Net deferred tax assets	34,826	57,492
Valuation allowance	(34,826)	(57,492)

	$—	$—

Federal and state net operating loss carryforwards of approximately $150.9 million and $145.2 million, respectively, expire beginning in 2015. Realization of net deferred tax assets is dependent upon sufficient future taxable income during the carryforward periods. The valuation allowance is provided until it is more likely than not that the net deferred tax assets will be realized. The valuation allowance increased by $10.8 million, $9.9 million and $22.7 million in 2004, 2005 and 2006, respectively.

11.	Leases

During 2006, the Company entered into multiple lease agreements for corporate space with terms ranging from one to seven years. Rent expense associated with corporate office and warehouse space was $0.4 million, $0.5 million and $0.9 million for the years ended December 31, 2004, 2005 and 2006, respectively.

Minimum rental commitments under operating leases primarily for corporate office and warehouse space, having an initial or remaining noncancelable term of more than one year are as follows at December 31, 2006 (including the related party lease disclosures in Note 4):

(in thousands)

2007	$693
2008	666
2009	669
2010	514
2011	496
Thereafter	609

$3,647

As described in Notes 2 and 3, the Company has capital lease obligations associated with free equipment; those commitments are as follows at December 31, 2006:

(in thousands)

2007	$322
2008	427
2009	427
2010	428
2011	321
Thereafter	73

1,998
Interest	(653)

$1,345

In addition, the Company has signed a number of leasing or licensing agreements with travel centers and other locations which will allow the installation of the Company’s ATE systems at these sites. These agreements generally provide for the payment of rent based on a percentage of revenues generated at the applicable site; thus, no amounts are incurred prior to opening such sites. Contingent rent expense under these agreements totaled $0.4 million, $0.5 million and $1.0 million for the years ending December 31, 2004, 2005 and 2006, respectively.

12.	Commitments and contingencies

The Company has three-year employment agreements with certain officers which require, among other things, that they will adhere to confidentiality and noncompete requirements, and that in certain circumstances, they will be paid one year’s salary if their employment is terminated prior to the term of their contract. The agreements also provide for payment of $1.0 million each should the Company undergo a change in control.

The Company is subject to various legal proceedings which arise in the ordinary course of its business. Management believes that the amount of any ultimate liability with respect to these actions will not materially affect the financial position or results of operations of the Company.

See also Note 14 for subsequent events related to legal contingencies.

13.	Net loss per common share

Basic and diluted net loss per common share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. The Company’s potentially dilutive shares include outstanding common stock options and warrants, and Series A, B, and C convertible preferred stock. Potentially dilutive shares have not been included in the computation of diluted net loss per common share for all periods presented as the result would be anti-dilutive. Such anti-dilutive shares are excluded when the effect would be to reduce net loss per share. All common share and per share data have been retroactively adjusted to reflect the one-for-      reverse stock split of the Company’s common stock effective          , 2007.

The following potentially dilutive shares were excluded from the computation of diluted net loss per share because they had an antidilutive impact:

	Year ended December 31,
	2004	2005	2006

Options to purchase common stock	3,750,945	3,822,551	4,407,387
Warrants to purchase common or preferred stock	672,194	830,636	48,338,292
Convertible preferred stock	28,599,779	31,902,047	34,211,254
Convertible notes	54,513	19,408	551

	33,077,431	36,574,642	86,957,484

Additionally, no consideration is given to the contingent warrants related to certain default covenants (discussed in Note 6) in the diluted net loss per share calculation.

Unaudited pro forma basic and diluted net loss per common share for the year ended December 31, 2006 assumes (i) the conversion of all 34,211,254 outstanding shares of convertible preferred stock into 34,211,254 shares of common stock and (ii) the issuance and delivery of 7,204,835 shares of the Company’s common stock to an escrow agent for the benefit of the holders of the Notes upon the closing of the Company’s proposed initial public offering.

	Year ended December 31,
(in thousands except share and per share data)	2004	2005	2006

Historical:
Numerator:
Net loss	$(28,856)	$(26,865)	$(60,285)

Denominator:
Weighted-average common shares outstanding	48,167,895	48,418,748	48,587,442

Net loss per common share—basic and diluted	$(0.60)	$(0.55)	$(1.24)

Unaudited Pro Forma:
Denominator:
Weighted-average common shares outstanding			48,587,442
Adjustment to reflect the weighted average effect of the assumed conversion of convertible preferred stock			34,211,254
Adjustment to reflect the weighted average effect of the escrowed common shares			7,204,835

Pro forma weighted-average common shares outstanding used to compute basic and diluted net loss per common share			90,003,531

Pro forma basic and diluted net loss per common share			$(0,67)

14.	Subsequent events

On November 27, 2006, the Company was served with a complaint by a former supplier in the US District Court for the Eastern District of Tennessee, alleging that by its termination of a manufacturing and sales agreement, the Company had breached the contract and interfered with certain advantageous business relationships. The complaint does not specify an amount of damages. The Company has filed two Motions to Dismiss the Complaint, which have been denied. On August 22, 2007, the Company filed its Answer and Counterclaim to the Amended Complaint. The Company believes it has meritorious defenses to all of the claims asserted in this action and will continue to vigorously defend its position.

As discussed in Note 4, during 2006 and 2005 the Company maintained professional services contracts with a shareholder vendor for consulting and construction program management services. Subsequent to December 31, 2006, this vendor served a complaint against the Company alleging that the Company, by making payments in stock instead of in cash, had failed to satisfy its payment obligations under a Program Management Services Agreement dated August 17, 2004. The vendor also alleged that by the Company’s choosing to perform construction program management services with internal staff, the Company had deprived it of the material benefits of its agreement with the Company. The vendor is seeking damages of $23 million, including $20 million for loss of profits. On May 29, 2007, the Company filed a Demand for Arbitration with the American Arbitration Association in Atlanta, Georgia. On May 31, 2007, the Company filed a motion in the Supreme Court of the State of New York, New York County, to compel arbitration of the claims in the complaint and to stay the action pending arbitration. The motion was heard on July 11, 2007, and the Company is currently awaiting a ruling.

Under the terms of the Notes, the Company agreed to make an offer to exchange the Notes for registered, publicly tradable notes with substantially identical terms within 2 years from the issue date. The Company fulfilled its registration obligation by commencing an exchange offer on July 16, 2007. The exchange offer expired at on August 14, 2007. As a result, the Company will not be required to issue any Registration Default warrants.

On September 17, 2007, the Company entered into the First Amendment to Indenture with Wells Fargo Bank, N.A., as the trustee and collateral agent (the “Amended Indenture”), and the Second Amendment to Warrant Agreement with Wells Fargo Bank, N.A., as the warrant agent. Under the Amended Indenture, upon closing of its initial underwritten public offering of common stock raising aggregate net proceeds of not less than $100 million on or before June 30, 2008 (a “Qualified Public Offering”), the Company is required to issue and deliver to an escrow agent for the benefit of the holders of the senior discount notes as of the date of the Qualified Public Offering 7,204,835 shares of common stock (the “Restricted Common Shares”). The Amended Indenture also provides for the termination of the Company’s obligation to deliver any contingent warrants under the EBITDA covenant contained in the Indenture, as more fully described in Note 6, if the Restricted Common Shares are issued.

Subsequent to December 31, 2006, the Company issued 985,000 stock options to management and employees with a weighted average exercise price of $2.17 per share.

In September 2007, the Company renewed its employment agreements with certain executive officers for an additional three years. The terms remained substantially the same, except that in certain circumstances, they will be paid up to 18 months salary if their employment is terminated prior to the terms of their respective contracts.

On September   , 2007, the Board of Directors of the Company approved the filing of a registration statement on Form S-1 with respect to a proposed offering of up to $      of the Company’s common stock. In connection with the proposed public offering, on           the Company completed a one-for-   reverse stock split. Accordingly, all common share and per share data, except par value per share, have been retroactively adjusted to reflect the reverse stock split.

On September   , 2007, the Company filed a registration statement with the Securities and Exchange Commission that would facilitate the sale of shares of the Company’s common stock in a proposed initial public offering (IPO). In connection with the proposed IPO, the Company intends to repay $      in outstanding indebtedness and use the remaining proceeds to fund its ATE network expansion and for general corporate purposes.

IdleAire Technologies Corporation

Condensed balance sheets
(unaudited)

	December 31,	June 30,
(in thousands, except share and per share data)	2006	2007

Assets
Current assets:
Cash and cash equivalents	$16,632	$19,423
Short-term trading securities	15,000	14,900
Accounts receivable	5,588	1,495
Inventories	951	772
Prepaid expenses and other current assets	1,915	2,141

Total current assets	40,086	38,731
Restricted cash and investments	39,222	1,065
Deposits with vendors	15,975	13,091
Property and equipment, net	137,507	156,093
Deferred financing costs, net	29,453	28,736
Other assets	110	433

Total assets	$262,353	$238,149

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$6,223	$1,989
Accrued expenses	5,672	7,397
Deferred trade revenue	1,221	1,766
Deferred grant revenue	1,161	2,301

Total current liabilities	14,277	13,453
Deferred grant revenue	10,812	12,436
Other liabilities	2,965	3,691
Secured convertible notes	100	100
Senior secured discount notes	234,511	252,806

Total liabilities	262,665	282,486
Stockholders’ deficit:
Series A convertible preferred stock, $0.001 par value; 22,000,000 shares authorized, 17,171,448 shares issued and outstanding	30,350	30,350
Series B convertible preferred stock, $0.001 par value; 13,000,000 shares authorized, 12,566,774 shares issued and outstanding	49,056	48,674

	December 31,	June 30,
(in thousands, except share and per share data)	2006	2007

Series C convertible preferred stock, $0.001 par value; 11,000,000 shares authorized, 4,473,032 shares issued and outstanding	22,155	22,155
Common stock, $0.001 par value; 200,000,000 shares authorized, 48,646,610 and 48,827,414 shares issued at December 31, 2006 and June 30, 2007, respectively	49	49
Stockholder subscription receivable	(925)	(925)
Treasury stock, 111,111 common shares, at cost	(200)	(200)
Additional paid-in capital	52,208	53,012
Accumulated deficit	(153,005)	(197,452)

Total stockholders’ deficit	(312)	(44,337)

Total liabilities and stockholders’ deficit	$262,353	$238,149

See accompanying notes.

The condensed balance sheet as of December 31, 2006 is taken from the audited financial statements at that date.

IdleAire Technologies Corporation

Condensed statements of operations

	Six months ended June 30,
(in thousands, except share and per share data)(unaudited)	2006	2007

Net revenues:
Basic and premium services, net	$2,794	$12,534
Ancillary product sales	329	957
Grant revenues	917	1,209
Other revenues	174	174

Total net revenues	4,214	14,874
Operating expenses:
Direct site operating costs(1)	6,490	23,505
Cost of ancillary product sales	244	564
Depreciation and amortization	2,933	10,095
Selling, general and administrative expenses	7,609	10,421
Impairment of long-lived assets	1,304	—
Loss on settlement of asset retirement obligation	317	—
Loss on disposal of fixed assets	989	177

Total operating expenses	19,886	44,762

Loss from operations	(15,672)	(29,888)
Interest income	4,330	1,427
Interest expense	(14,485)	(15,986)

Net loss	$(25,827)	$(44,447)

Net loss per common share	$(0.53)	$(0.91)

Weighted average common shares outstanding	48,548,106	48,763,480

Pro forma basic and diluted net loss per share (unaudited)		$(0.49)

Shares used to compute pro forma basic and diluted net loss per share (unaudited)		90,179,569

(1)	Excludes depreciation expense in the amount of $2,535 and $9,307 for the six months ended June 30, 2006 and 2007, respectively, reported in a separate caption.

See accompanying notes.

IdleAire Technologies Corporation

Statements of stockholders’ equity (deficit)

										Total
	Series A	Series B	Series C		Stockholder			Additional		stockholders’
	convertible	convertible	convertible		subscription	Treasury	Deferred	paid-in	Accumulated	equity
(in thousands)	preferred	preferred	preferred	Common	receivable	stock	compensation	capital	deficit	(deficit)

Balance at December 31, 2006	$30,350	$49,056	$22,155	$49	$(925)	$(200)	$—	$52,208	$(153,005)	$(312)
Commission on Series B Preferred	—	(382)	—	—	—	—	—	382	—	—
Share-based compensation	—	—	—	—	—	—	—	227	—	227
Anti-dilution stock warrants	—	—	—	—	—	—	—	161	—	161
Issuance of warrants for goods or services	—	—	—	—	—	—	—	—	—	—
Exercise of incentive stock options	—	—	—	—	—	—	—	33	—	33
Restricted stock awards	—	—	—	—	—	—	—	—	—	—
Exercise Common Stock Warrants	—	—	—	—	—	—	—	1	—	1
Net loss	—	—	—	—	—	—	—	—	(44,447)	(44,447)

Balance at June 30, 2007	$30,350	$48,674	$22,155	$49	$(925)	$(200)	$—	$53,012	$(197,452)	$(44,337)

IdleAire Technologies Corporation
Condensed statements of cash flows
(unaudited)

	Six months ended June 30,
(in thousands)	2006	2007

Operating activities
Net loss	$(25,827)	$(44,447)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash interest expense, net of amounts capitalized	14,295	15,259
Amortization of deferred financing costs	174	717
Depreciation and amortization	2,933	10,095
Impairment of long-lived assets	1,304	—
Accretion of asset retirement obligations	275	200
Loss on settlement of asset retirement obligation	317	—
Loss on disposal of property and equipment	989	177
Share-based compensation expense	133	227
Issuance of warrants for goods or services	41	—
Changes in operating assets and liabilities:
Accounts receivable	593	4,093
Inventories	(152)	179
Prepaid expenses and other assets	(301)	(493)
Interest income earned on restricted cash	(3,948)	(388)
Acquisition of short-term trading securities, net	—	100
Accounts payable	5,876	(4,233)
Accrued expenses	2,809	1,686
Deferred trade revenue	39	545
Deferred grant revenue	(912)	2,764
Cash settlement of asset retirement obligation	(331)	—

Net cash used in operating activities	(1,693)	(13,519)
Investing activities
Purchases of property and equipment	(31,175)	(24,891)
Proceeds from disposal of property and equipment	—	3
Deposits with vendors toward equipment purchases, net	(31,009)	2,884
Cost of patents	(35)	(25)
Restricted cash released to operations	75,775	38,544

Net cash provided by investing activities	13,556	16,515
Financing activities
Proceeds from exercise of stock options and warrants	109	35
Deferred offering costs incurred	—	(72)
Deferred financing costs incurred	(136)	—
Payments on capital lease obligations	(4)	(168)

Net cash used in financing activities	(31)	(205)

Net increase in cash and cash equivalents	11,832	2,791
Cash and cash equivalents at beginning of period	5,926	16,632

Cash and cash equivalents at end of period	$17,758	$19,423

Supplemental non-cash activities
Anti-dilution warrants as additional debt discount	$115	$161
Receipt of free equipment as a vendor concession	$975	$346
Warrants as finder’s fee in connection with sale of Series B convertible preferred stock	$—	$382

See accompanying notes.

IdleAire Technologies Corporation

Notes to condensed unaudited financial statements

1.	Summary of significant accounting policies

Basis of presentation

IdleAire Technologies Corporation (the Company) offers in-cab idle-reduction services to the heavy-duty trucking industry, including heating, ventilation and air-conditioning, electric power, Internet access, satellite television, telephone, and remote delivery of computer-based driver safety and training courses. The Company provides its ATE Advanced Truck Stop Electrification® services at travel centers and truck fleet terminals throughout the continental United States. As of June 30, 2007, the Company operated 118 sites in 33 states.

In December 2005, the Company completed a discount note and warrant offering, the proceeds of which are being used to fund the installation of ATE systems at numerous additional sites around the United States, and to fund interim operating losses. At June 30, 2007, the Company had open commitments on purchase orders of approximately $55.4 million, primarily for various site equipment components pursuant to the Company’s capital expansion plans. The majority of these commitments do not have a specific contractual end date associated with them. The Company actively manages its supplier relationships in order to ensure timely receipt of necessary components, while minimizing the stockpiling of components in advance of construction.

At June 30, 2007, the Company had approximately $19.4 million of cash and cash equivalents, $14.9 million of short-term investments, $1.1 million in restricted cash and investments, and $13.1 million of deposits held by suppliers to be applied to vendor invoices related to the open commitments on purchase orders noted above. The Company has experienced and continues to experience negative operating margins and negative cash flows from operations, has not attained profitable results of operations to date, and has a deficit of $44.3 million in stockholders’ equity at June 30, 2007. Management believes that the Company has sufficient resources to fund its open commitments on purchase orders and its operations during 2007; however, depending on the cash from operations over the remainder of 2007, the Company may be required to limit its site development in 2007 to assist in this regard. Additionally, the Company may be required to limit its site development and seek additional financing in 2008 and beyond to maintain liquidity and fund its operations. Any sale of additional equity or issuance of debt securities may result in dilution to stockholders, and there can be no assurance as to the availability or terms upon which additional funding sources may be available in the future, if at all. The Company announced on July 25, 2007 that it has plans to file with the Securities and Exchange Commission a registered initial public offering of its common stock. However, there is no assurance that the filing will be made or that the offering will indeed take place. The offering, if any, will be made only by means of a prospectus.

The unaudited financial statements of IdleAire Technologies Corporation included herein have been prepared in accordance with US generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Item 310 of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by US generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. The financial statements are prepared on a consistent basis with those of the annual financial statements for the year ended December 31, 2006 and should be read in conjunction with the audited financial statements and notes thereto. The interim results are not necessarily indicative of the results that may be expected for a full year.

Certain prior period amounts have been reclassified in order to conform to the current period presentation.

Revenue recognition

Revenue for services is recognized as service is completed; revenue from ancillary product sales is recognized at the point of sale. Reported revenues exclude sales taxes. Revenue is recorded net of promotional, contractual and customer service discounts as the Company continues to utilize discounts to introduce its services to truck drivers at travel centers, truck fleet terminals and other locations. Deferred trade revenue represents unutilized balances from the sale of prepaid cards and member cards.

Grant revenue is recognized as follows: (i) grants with continuing service requirements are recognized on a straight-line basis over the life of the contract; (ii) grants otherwise designated for funding of revenue-generating equipment are recognized on a straight-line basis over the life of the respective equipment; and (iii) grants funded based on hours of emission reduction are recognized based on actual usage over the term of the grant. Deferred grant revenue represents that portion of grant monies billed or received but not yet earned.

On January 1, 2007, the Company adopted Emerging Issues Task Force Issue No. 06-3 (“EITF 06-3”), How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation). Pursuant to the adoption of this standard, the Company has elected to exclude from revenue all sales taxes and any other taxes that are imposed on a revenue transaction between the Company and its customers. The adoption of EITF 06-3 had no effect on the Company’s financial statements, since this policy is consistent with prior treatment.

Property and equipment, net

Property and equipment, including improvements that add to productive capacity or extend the useful life, are carried at cost. Amortization of assets recorded under capital leases is included with depreciation expense in the accompanying statements of operations. Depreciation is computed by the straight-line method over the estimated useful lives of the assets as follows:

Revenue generating equipment	3-15 years
Furniture and fixtures	5 years
Data processing equipment and software	3 years
Automobiles and motorized equipment	3 years

Leasehold improvements are depreciated over the shorter of useful life or lease term.

Capitalized leases

During 2006, the Company entered into an agreement with a service provider which included terms that required the service provider to furnish certain equipment, at no additional cost to the Company, as sites are constructed. The Company capitalizes the fair value of this equipment as a capital lease in accordance with EITF 01-8, Determining Whether an Arrangement Contains a Lease and Statement of Financial Accounting Standards No. 13, Accounting for Leases and

reduces the lease obligation over the term of the service agreement as service fees are paid. As of December 31, 2006, capitalized lease obligations were $1.3 million, of which $1.2 million and $0.1 million are included with other liabilities and accrued expenses, respectively, in the accompanying balance sheets. As of June 30, 2007, capitalized lease obligations were $1.6 million, of which $1.4 million and $0.2 million are included with other liabilities and accrued expenses, respectively, in the accompanying balance sheets.

Impairment of long-lived assets

When indicators of impairment are present, the Company evaluates the carrying value of constructed revenue-generating assets in relation to the operating performance and future undiscounted cash flows of the underlying assets in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Disposal or Impairment of Long-Lived Assets (“SFAS No. 144”). Based on these evaluations, asset impairment is determined to exist if estimated future cash flows, undiscounted and without interest charges, are less than the carrying amount of the respective asset.

From time to time, the Company may make strategic decisions to close existing sites. If sites to be closed constitute components, as defined by SFAS No. 144, and will not result in a migration of customers and cash flows, these closures will be considered discontinued operations when the related assets meet the criteria to be classified as held for sale, or at the cease-use date, whichever occurs first. The results of operations of discontinued operations are presented retroactively, net of tax, as a separate component in the statement of operations, if material individually or cumulatively. To date, no site closings have been material individually or cumulatively.

Asset Retirement Obligations

The Company’s lease agreements with certain of its travel centers and host sites generally contain obligations to return the leased property to its original condition upon termination of the lease. The Company accounts for these obligations in accordance with Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations and FASB Interpretation 47, Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143. The Company’s asset retirement obligation was $1.8 million and $2.3 million at December 31, 2006 and June 30, 2007, respectively, and is included with other liabilities in the accompanying balance sheets.

Key assumptions used to calculate the Company’s asset retirement obligations were (i) 2.5% rate of inflation; (ii) weighted average credit-adjusted risk-free interest rate of 21%; and (iii) weighted average term of obligation of 13 years. Expected settlement dates generally represent the lesser of the useful life of the constructed assets or the life of the lease, and are evaluated using site-specific facts and circumstances.

Share-Based Compensation

The Company accounts for share-based payments to employees in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 123—revised 2004 (“SFAS 123(R)”), Share-Based Payment. Under the fair value recognition provisions of SFAS 123(R), stock-based compensation cost is measured at the grant date based on the fair value of the award.

Since the Company used the minimum-value method to measure pro forma compensation cost for employee stock options under SFAS 123, it was required to use the prospective method upon adoption of SFAS 123(R). Under the prospective method, the Company continues to account for its nonvested awards outstanding at January 1, 2006 using the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. All awards granted, modified or settled after January 1, 2006 are accounted for using the measurement recognition and attribution provisions of SFAS 123(R). Additionally, deferred taxes, excess tax benefits and tax deduction deficiencies also continue to be accounted for under those methods. Accordingly, the pool of excess tax benefits for awards accounted for under SFAS 123(R) started at $0 on January 1, 2006.

Income Taxes

On January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. At the adoption date and as of June 30, 2007, the Company had no uncertain tax positions and no adjustments to liabilities or retained earnings were required.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense, which was $0 for the six months ended June 30, 2007.

Tax years 2003 through 2006 and 2002 through 2006 are subject to examination by the federal and state taxing authorities, respectively. However, due to the Company’s historical net operating loss position, all tax attributes are subject to adjustment upon examination. There are no income tax examinations currently in process.

New Accounting Standards

On September 15, 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. This new Statement defines fair value, establishes the framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Although early adoption of this Statement is permitted, it will be effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is in the process of evaluating what impact, if any, this new standard may have on its financial statements.

On February 15, 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115. The Statement permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. It will be effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted, provided the Company also elects to apply the provisions of SFAS No. 157. The Company is in the process of evaluating what impact, if any, this new standard may have on its financial statements.

2.	Property and equipment, net

Property and equipment consist of the following:

	December 31,	June 30,
(in thousands)	2006	2007

Revenue-generating equipment	$125,411	$150,773
Leasehold improvements	826	906
Furniture and fixtures	680	712
Data processing equipment and software	4,999	5,717
Automobiles and motorized equipment	1,522	2,834
Service units in process	25,093	25,692

	158,531	186,634
Less accumulated depreciation and amortization	(21,024)	(30,541)

	$137,507	$156,093

At December 31, 2006 and June 30, 2007, revenue-generating equipment and service units in process above include $1.4 million and $1.7 million, respectively, of free equipment subject to a capital lease (see Note 1). Accumulated depreciation associated with this equipment was $0.1 million and $0.2 million at December 31, 2006 and June 30, 2007, respectively.

During the six months ended June 30, 2006 and 2007, the Company opened 16 new sites and 19 new sites, respectively. At June 30, 2007, the Company had 8 additional sites under physical construction. During the six months ended June 30, 2006, the Company capitalized interest and personnel costs of $1.6 million and $0.7 million, respectively. During the six months ended June 30, 2007, the Company capitalized interest and personnel costs of $3.3 million and $1.1 million, respectively.

During 2006, the Company began full-scale execution of its nationwide ATE network expansion plan, which included use of funds raised in the 2005 Senior Secured Discount Notes Offering and earmarked for construction of “core sites” meeting certain site selection criteria. In addition, the Company identified and evaluated certain non-core sites which no longer complied with the new site selection criteria. Based on such evaluations, the Company identified ten non-core sites, of which three were decommissioned by June 30, 2006. As a result, the Company recorded a $0.3 million loss on settlement of asset retirement obligations and wrote off approximately $0.7 million of fixed assets during the six months ended June 30, 2006. The Company also recorded a $1.3 million impairment charge attributable to the remaining non-core sites still in operation at June 30, 2006. Additionally, the Company determined that certain potential sites were no longer viable candidates for short-term site selection and wrote off $0.2 million of capitalized site survey costs during the six months ended June 30 2006.

At December 31, 2006 and June 30, 2007, deposits with vendors toward future purchases of revenue-generating equipment were $16.0 million and $13.1 million, respectively.

A summary of depreciation expense follows:

	Six months ended
	June 30,
(in thousands)	2006	2007

Depreciation expense on revenue-generating equipment	$2,535	$9,307
Depreciation expense on non-revenue-generating equipment	384	767

Total depreciation expense	$2,919	$10,074

3.	Debt and equity

During 2006 and 2007, the Company issued warrants to certain members of management and directors. These issuances triggered the anti-dilution provisions contained in the warrant agreement by and between the Company and Wells Fargo Bank, N.A., as the Warrant Agent, dated December 30, 2005 (the “Warrant Agreement”), obligating the Company to issue 283,805 additional warrants pursuant to the Warrant Agreement.

In December 2005, we raised approximately $234.8 million through the sale of Senior Discount Notes (the “Notes”) and Common Stock Warrants (the “Senior Discount Notes Offering”). In connection with the Senior Discount Notes Offering, the Company entered into a Registration Rights Agreement with the holders named therein, dated December 30, 2005 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Company agreed to make an offer to exchange the Notes for registered, publicly tradable notes with substantially identical terms within 2 years from the issue date. If the Company had failed to fulfill its obligations with respect to the exchange offer or the registration of the Notes, the holders of the Notes would have been entitled to receive additional warrants that would have entitled the holders to purchase at $0.01 per share an aggregate number of Company common stock equal to 5.0% of the then outstanding common stock of the Company on a fully diluted basis (the “Registration Default Warrants”). The Company fulfilled its registration obligation under the Registration Rights Agreement by commencing an exchange offer on July 16, 2007. The exchange offer expired on August 14, 2007. As a result, the Company will not be required to issue any Registration Default Warrants under the Registration Rights Agreement.

4.	Share-based compensation

The Company granted 855,575 stock options to employees at a weighted average fair value per share of $0.44 during the six months ended June 30, 2006. The Company granted 223,000 stock options to employees at a weighted average fair value per share of $1.04 during the six months ended June 30, 2007. The fair value per share was calculated using the Black Scholes Merton model with the following weighted average assumptions:

	For the six months ended
	June 30,
	2006	2007

Expected term in years	5.6	5.9
Risk-free interest rate	4.9%	4.6%
Expected dividend rate	—	—
Expected volatility	51.7%	36.7%

For the six months ended June 30, 2006 and 2007, the Company recorded share-based compensation expense of $0.1 million and $0.2 million, respectively.

Stock option activity for the six months ended June 30, 2007 follows:

		Weighted	Weighted
		average	remaining	Aggregate
	Option	exercise	contractual	intrinsic
	shares	price	term	value

Outstanding at January 1, 2007	4,513,081	$1.73
Granted	223,000	2.04
Exercised	(22,271)	1.49
Forfeited	(16,295)	3.10

Outstanding at June 30, 2007	4,697,515	$1.74	6.06 years	$—

Exercisable at June 30, 2007	3,754,364	$1.66	5.45 years

During the six months ended June 30, 2007, management became aware that a warrant for 95,450 common shares that was issued to a director in satisfaction of a finder’s fee obligation related to the 2004 Series B preferred stock offering had not been recorded in the financial statements. The Company recorded the transaction during the six months ended June 30, 2007, which resulted in a $0.4 million decrease to Series B preferred stock and a corresponding increase to additional paid-in capital. As a result of the anti-dilution provisions contained in the Warrant Agreement, the Company became obligated to issue 51,400 additional warrants to the holders of warrants issued on December 30, 2005 and recorded an additional debt discount and corresponding increase to additional paid-in capital of $42,000 during the six months ended June 30, 2007. These adjustments were not material to debt, equity or the results of operations of any prior periods and, accordingly, did not require restatement of any prior periods.

The Company’s Board Compensation policy provides for annual equity awards to non-employee directors as compensation for serving on the Board of Directors. Specifically, non-employee directors are granted the right to receive either (i) a warrant to purchase 10,000 shares of common stock or (ii) 10,000 restricted common shares. During the six months ended June 30, 2007, the Company granted non-employee directors equity awards for 2006 and 2007, totaling 100,000 shares. The fair value of this grant was $0.2 million, of which $0.1 million was recorded as compensation expense during the six months ended June 30, 2007. As a result of the anti-dilution provisions contained in the Warrant Agreement, the Company became obligated to issue 53,849 additional warrants to the holders of warrants issued on December 30, 2005 and recorded an additional debt discount and corresponding increase to additional paid-in capital of $0.1 million during the six months ended June 30, 2007.

5.	Commitments and contingencies

On November 27, 2006, the Company was served with a complaint by a former supplier in the US District Court for the Eastern District of Tennessee, alleging that by its termination of a manufacturing and sales agreement, the Company had breached the contract and interfered with certain advantageous business relationships. The complaint does not specify an amount of damages. The Company has filed two Motions to Dismiss the Complaint, which have been denied. On August 22, 2007, the Company filed its Answer and Counterclaim to the Amended Complaint. The Company believes it has meritorious defenses to all of the claims asserted in this action and will continue to vigorously defend its position.

During 2006 and 2005, the Company maintained professional services contracts with a shareholder vendor for consulting and construction program management services. Subsequent to December 31, 2006, this vendor served a complaint against the Company alleging that the Company, by making payments in stock instead of in cash, had failed to satisfy its payment obligations under a Program Management Services Agreement dated August 17, 2004. The vendor also alleged that by the Company’s choosing to perform construction program management services with internal staff, the Company had deprived it of the material benefits of its agreement with the Company. The vendor is seeking damages of $23 million, including $20 million for loss of profits. On May 29, 2007, the Company filed a Demand for Arbitration with the American Arbitration Association in Atlanta, Georgia. On May 31, 2007, the Company filed a motion in the Supreme Court of the State of New York, New York County, to compel arbitration of the claims in the complaint and to stay the action pending arbitration. The motion was heard on July 11, 2007, and the Company is currently awaiting a ruling.

The Company is subject to various legal proceedings which arise in the ordinary course of its business. Management believes that the amount of any ultimate liability with respect to these actions will not materially affect the financial position or results of operations of the Company.

6.	Net loss per common share

Basic and diluted net loss per common share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. The Company’s potentially dilutive shares include outstanding common stock options and warrants, and Series A, B, and C convertible preferred stock. Potentially dilutive shares have not been included in the computation of diluted net loss per common share for all periods presented as the result would be anti-dilutive. Such anti-dilutive shares are excluded when the effect would be to reduce net loss per share. All common share and per share data have been retroactively adjusted to reflect the one-for-          reverse stock split of the Company’s common stock effective          , 2007.

The following potentially dilutive shares were excluded from the computation of diluted net loss per share because they had an antidilutive impact:

	Six months ended June 30,
	2006	2007

Options to purchase common stock	4,309,201	4,576,216
Warrants to purchase common or preferred stock	48,285,060	48,359,257
Convertible preferred stock	34,211,254	34,211,254
Convertible notes	1,112	—

	86,806,627	87,146,727

Additionally, no consideration is given to the contingent warrants related to certain default covenants (discussed in Note 6 to the 2006 audited financial statements) in the diluted net loss per share calculation.

Pro forma basic and diluted net loss per common share for the six months ended June 30, 2007 assumes the following: (i) the conversion of 34,211,254 shares of convertible preferred stock into 34,211,254 shares of common stock; and (ii) the issuance and delivery of 7,204,835 shares of the Company’s common stock to an escrow agent for the benefit of the holders of the Notes upon the closing of the Company’s proposed initial public offering.

	Six months ended June 30,
(in thousands, except share and per share data)	2006	2007

Historical:
Numerator:
Net loss	$(25,827)	$(44,447)

Denominator:
Weighted-average common shares outstanding	48,548,106	48,763,480

Net loss per common share—basic and diluted	$(0.53)	$(0.91)

Pro Forma:
Denominator:
Weighted-average common shares outstanding		48,763,480
Adjustment to reflect the weighted average effect of the assumed conversion of convertible preferred stock		34,211,254
Adjustment to reflect the weighted average effect of the escrowed common shares		7,204,835

Pro forma weighted-average common shares outstanding used to compute basic and diluted net loss per common share		90,179,569

Pro forma basic and diluted net loss per common share		$(0.49)

7.	Subsequent events

Subsequent to June 30, 2007, the Company issued 762,000 stock options to management and employees with a weighted average exercise price of $2.21 per share and a weighted average fair value of $1.26 per share.

In September 2007, the Company renewed its employment agreements with certain executive officers for an additional three years. The terms remained substantially the same, except that in certain circumstances, they will be paid up to 18 months salary if their employment is terminated prior to the terms of their respective contracts.

On September 17, 2007, the Company entered into the First Amendment to Indenture with Wells Fargo Bank, N.A., as the trustee and collateral agent (the “Amended Indenture”), and the Second Amendment to Warrant Agreement with Wells Fargo Bank, N.A., as the warrant agent. Under the Amended Indenture, upon closing of its initial underwritten public offering of common stock raising aggregate net proceeds of not less than $100 million on or before June 30, 2008 (a “Qualified Public Offering”), the Company is required to issue and deliver to an escrow for the benefit of the holders of the senior discount notes as of the date of the Qualified Public Offering 7,204,835 shares of common stock (the “Restricted Common Shares”). The Amended Indenture also provides for the termination of the Company’s obligation to deliver any contingent warrants under the EBITDA covenant contained in the Indenture, as more fully described in Note 6 to the 2006 audited financial statements, if the Restricted Common Shares are issued.

On September   , 2007, the Board of Directors of the Company approved the filing of a registration statement on Form S-1 with respect to a proposed offering of up to $      of the Company’s common stock. In connection with the proposed public offering, on           the Company completed a one-for-          reverse stock split. Accordingly, all common share and per share data, except par value per share, have been retroactively adjusted to reflect the reverse stock split.

On September   , 2007, the Company filed a registration statement with the Securities and Exchange Commission that would facilitate the sale of shares of the Company’s common stock in a proposed initial public offering (IPO). In connection with the proposed IPO, the Company intends to repay $      in outstanding indebtedness and use the remaining proceeds to fund its ATE network expansion and for general corporate purposes.

           shares

Common stock

Prospectus

JPMorgan	Jefferies & Company

             , 2007

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until          , 2007 all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II
Information not required in prospectus

Item 13.	Other expenses of issuance and distribution

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except the SEC registration fee, the NASD filing fee and The Nasdaq Global Market listing fees.

Total

SEC registration fee		$3,070
NASD filing fee		10,500
Nasdaq Global Market listing fee		*
Blue sky qualification fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers

Our Bylaws provide that we shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the Company or is or was serving at the request of us as a director, officer employee or agent of another Company or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person. We shall indemnify a person in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by our Board of Directors.

Section 145 of the General Corporation Law of the State of Delaware provides, in general, that a corporation incorporated under the laws of the State of Delaware, such as us, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorney’s fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such persons conduct unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorney’s fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court determines such person is fairly and reasonably entitled to indemnify for such expenses.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we understand that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

Item 15.	Recent sales of unregistered securities

Set forth below is information regarding shares of common stock and preferred stock issued, and options and warrants granted, by us within the past three years. Also included is the consideration, if any, received by us for such shares, options and warrants and information relating to the section of the Securities Act, or rule of the SEC under which exemption from registration was claimed.

Issuances of preferred stock

Between September 2003 and June 2004, we issued and sold 11,218,174 shares of our Series B-1 convertible preferred stock and 1,348,600 shares of Series B-2 convertible preferred stock to 448 accredited investors. The per share price was $4.00 and $3.75 for Series B-1 and Series B-2 preferred stock, respectively. The sale of Series B-1 and Series B-2 preferred stock generated aggregate gross proceeds to us of approximately $49.9 million. The shares were issued pursuant to Rule 506 of Regulation D under the Securities Act of 1933.

Between November 2004 and December 2005, we issued and sold 4,473,032 shares of our Series C convertible preferred stock to 230 accredited investors. The per share price was $5.00 and generated gross proceeds to us of approximately $22.3 million. The shares were issued pursuant to Rule 506 of Regulation D under the Securities Act of 1933.

Issuance of restricted common stock

In September 2007, we amended certain terms of the indenture between IdleAire and Wells Fargo Bank, N.A., as the trustee, dated December 30, 2005. By amending the outstanding notes through the adoption of the indenture amendment, we may be deemed to have created and issued ‘new securities,‘ and accordingly, in amending the indenture and the notes, we complied with Section 3(a)(9) of the Securities Act. The amended notes provide that IdleAire will issue an aggregate of 7,204,835 shares of our common stock into escrow for the benefit of the holders of the notes as of the closing of the offering contemplated by this prospectus. The issuance of these shares of restricted common stock is also covered by Section 3(a)(9) of the Securities Act.

Options

Pursuant to our Amended and Restated 2000 Incentive Stock Plan, or Incentive Stock Plan, we have, in the past three years, granted options to purchase shares of our common stock. Some of these options have lapsed or otherwise expired and are no longer exercisable. The maximum number of shares of common stock which may be issued pursuant to our Incentive Stock Plan is 10,000,000. Since January 1, 2004, we have granted options to purchase 2,527,284 shares of common stock, at various exercise prices. Since January 1, 2004 we have issued 167,233 shares of common stock upon exercise of options, in exchange for an aggregate of $268,595 paid in exercise prices. As of August 31, 2007, there remain outstanding options to purchase 5,379,061 shares of our common stock. The Company became subject to reporting obligations of the Securities Exchange Act of 1934 in July 2006. Shares issued on the exercise of options granted prior to July 2006 were issued pursuant to Rule 701 of the Securities Act.

Warrants

In December 2005, we issued and sold $320.0 million of 13% senior discount notes with 320,000 detachable warrants to purchase 30% of our common stock on a fully-diluted basis. These warrants were issued to “qualified institutional buyers” in accordance with Rule 144A and institutional “accredited investors” under Regulation D of the Securities Act. In December 2005, we also issued to Jefferies & Company, Inc., the initial purchaser of the senior discount notes, 53,333 warrants, in a private placement pursuant to Section 4(2) of the Securities Act.

Item 16.	Exhibits and financial statement schedules

Exhibit No.		Description

1	.1@	Form of Underwriting Agreement
3	.1.1	Amended and Restated Certificate of Incorporation of the Company, dated May 7, 2002 (filed with the registration statement on Form 10-SB on May 2, 2006)
3	.1.2	Certificate of Designation of Voting Powers, Designations, Preferences, Limitations, Restrictions and Relative Rights of Series A Convertible Preferred Stock of IdleAire Technologies Corporation, dated December 30, 2002 (filed with the registration statement on Form 10-SB on May 2, 2006)
3	.1.3	First Certificate of Amendment to Amended and Restated Certificate of Incorporation of IdleAire Technologies Corporation, dated November 11, 2003 (filed with the registration statement on Form 10-SB on May 2, 2006)
3	.1.4	First Amendment to Certificate of Designation of Voting Powers, Designations, Preferences, Limitations, Restrictions and Relative Rights of Series A Convertible Preferred Stock of IdleAire Technologies Corporation, dated November 11, 2003 (filed with the registration statement on Form 10-SB on May 2, 2006)
3	.1.5	Certificate of Designation of Voting Powers, Designations, Preferences, Limitations, Restrictions and Relative Rights of Series B Convertible Preferred Stock of IdleAire Technologies Corporation, dated November 11, 2003 (filed with the registration statement on Form 10-SB on May 2, 2006)
3	.1.6	First Amendment to Certificate of Designation of Voting Powers, Designations, Preferences, Limitations, Restrictions and Relative Rights of Series B Convertible Preferred Stock of IdleAire Technologies Corporation, dated October 29, 2004 (filed with the registration statement on Form 10-SB on May 2, 2006)

Exhibit No.		Description

3	.1.7	Certificate of Designation of Voting Powers, Designations, Preferences, Limitations, Restrictions and Relative Rights of Series C Convertible Preferred Stock of IdleAire Technologies Corporation, dated November 3, 2004 (filed with the registration statement on Form 10-SB on May 2, 2006)
3	.1.8	Second Certificate of Amendment to Amended and Restated Certificate of Incorporation of IdleAire Technologies Corporation, dated December 21, 2005 (filed with the registration statement on Form 10-SB on May 2, 2006)
3	.1.9	Third Certificate of Amendment to Amended and Restated Certificate of Incorporation of IdleAire Technologies Corporation, dated January 20, 2006 (filed with the registration statement on Form 10-SB on May 2, 2006)
3.2		Bylaws of IdleAire Technologies Corporation (filed with the registration statement on Form 10-SB on May 2, 2006)
4	.1.1	Form of 13% Senior Secured Discount Note (filed with the registration statement on Form 10-SB on May 2, 2006)
4	.1.2	Warrant Agreement, dated as of December 30, 2005, between IdleAire Technologies Corporation and Wells Fargo Bank, National Association, as Warrant Agent (filed with the registration statement on Form 10-SB on May 2, 2006)
4	.1.2a	Amendment to Warrant Agreement, dated as of December 27, 2006, between the Company and Wells Fargo Bank, National Association, as Warrant Agent (filed with Form 10K-SB on April 2, 2007)
4	.1.2b	Second Amendment to Warrant Agreement, dated as of September 17, 2007, between the Company and Wells Fargo Bank, National Association, as Warrant Agent (filed with Form 8-K on September 17, 2007)
4	.1.3	Warrant Agreement, dated December 30, 2005, with Jefferies & Company, Inc. (filed with the registration statement on Form 10-SB on May 2, 2006)
4	.1.4	Warrant Agreement, dated May 23, 2001, to Purchase Common Stock with Lana Batts (filed with the registration statement on Form 10-SB on May 2, 2006)
4	.1.4a	First Amendment to Warrant Agreement to Purchase Common Stock with Lana Batts (filed with the registration statement on Form 10-SB on May 2, 2006)
4	.1.4b	Second Amendment to Warrant Agreement to Purchase Common Stock, dated May 23, 2004, with Lana Batts (filed with the registration statement on Form 10-SB on May 2, 2006)
4	.1.4c	Third Amendment to Warrant Agreement to Purchase Common Stock, dated May 23, 2005, with Lana Batts (filed with the registration statement on Form S-4 on 2006)
4	.1.4d	Fourth Amendment to Warrant Agreement to Purchase Common Stock, dated May 13, 2006, with Lana Batts (filed with the registration statement on Form S-4 on July 3, 2007)
4	.1.5	Warrant Agreement to Purchase Common Stock, dated January 18, 2002, with CIBC World Markets Corp. (filed with the registration statement on Form 10-SB on May 2, 2006)
4	.1.6	Warrant Agreement to Purchase Common Stock, dated April 18, 2005, with Ralph Head (filed with the registration statement on Form 10-SB on May 2, 2006)

Exhibit No.		Description

4	.1.7	Form of Series A Convertible Preferred Stock Securities Purchase Agreement (filed with the registration statement on Form 10-SB on May 2, 2006)
4	.1.8	Form of Series B Convertible Preferred Stock Securities Purchase Agreement (filed with the registration statement on Form 10-SB on May 2, 2006)
4	.1.9	Form of Series C Convertible Preferred Stock Securities Purchase Agreement
5	.1@	Opinion of Holland & Knight LLP, counsel to the Company, with respect to the legality of securities being registered
10.1		Securities Purchase Agreement, dated May 12, 2005, between the Company, CTV Holdings, Inc. and PB Constructors, Inc. (filed with the registration statement on Form 10-SB on May 2, 2006)
10.2		Purchase Agreement, dated December 28, 2005, between the Company and Jefferies & Company, Inc. (filed with the registration statement on Form 10-SB on May 2, 2006)
10.3		Indenture, dated as of December 30, 2005, among the Company and Wells Fargo Bank, National Association, as trustee and collateral agent (filed with the registration statement on Form 10-SB on May 2, 2006)
10	.3.1	First Amendment to Indenture, dated as of September 17, 2007, among the Company and Wells Fargo Bank, National Association, as trustee and collateral agent (filed with Form 8-K on September 17, 2007)
10.4		Registration Rights Agreement, dated December 30, 2005, between the Company and Jefferies & Company, Inc. (filed with the registration statement on Form 10-SB on May 2, 2006)
10.5		Subordination Agreement, dated December 30, 2005, among the Company, the named noteholders, Wells Fargo Bank, National Association, as the collateral agent and Dan H. Felton, III, as administrative agent (filed with the registration statement on Form 10-SB on May 2, 2006)
10.6		Disbursement Agreement, dated as of December 30, 2005, among the Company, Wells Fargo Bank, National Association, as disbursement agent and the trustee (filed with the registration statement on Form 10-SB on May 2, 2006)
10	.6.1	Amendment to Disbursement Agreement, dated January 31, 2006 (filed with the registration statement on Form 10-SB on May 2, 2006)
10.7		Security Agreement, dated as of December 30, 2005 between the Company and the Collateral Agent (filed with the registration statement on Form 10-SB on May 2, 2006)
10.8		Amended and Restated 2000 Stock Option Plan
10	.9.1	Senior Management Agreement, dated as of September 12, 2007 between the Company and Michael C. Crabtree
10	.9.2	Senior Management Agreement, dated as of June 17, 2002, between the Company and David Everhart (filed with the registration statement on Form 10-SB on May 2, 2006)
10	.9.3	Senior Management Agreement, dated as of September 12, 2007, between the Company and J. Tom Badgett

Exhibit No.		Description

10	.9.4	Senior Management Agreement, dated as of September 12, 2007, between the Company and James H. Price
10	.9.5	Senior Management Agreement, dated as of September 12, 2007, between the Company and Paul W. Boyd
10	.9.6	Senior Management Agreement, dated as of September 12, 2007, between the Company Lynn Youngs
10	.10.1	License and Installation Agreement, dated as of December 1, 2003, by and between Pilot Travel Centers LLC and the Company CTR (filed with registration statement on Form 10-SB on July 31, 2006)
10	.10.2	Lease and Installation Agreement, dated as of April 7, 2004, by and between Petro Shopping Centers, L.P. and the Company CTR (filed with registration statement on Form 10-SB on July 31, 2006)
10	.10.3	Lease and Installation Agreement, dated as of August 20, 2004, by and between TA Operating Corporation and the Company CTR (filed with registration statement on Form 10-SB on July 31, 2006)
23.1		Consent of Ernst & Young LLP.
23.2		Consent of Holland & Knight LLP (included in Exhibit 5.1)

CTR -	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

@ -	To be filed by amendment.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as are required by the underwriter to permit prompt delivery to each purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Knoxville, State of Tennessee, on September 17, 2007.

/s/ Michael C. Crabtree
Michael C. Crabtree
President and Chief Executive Officer

Power of attorney

KNOW BY ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints jointly and severally, Paul W. Boyd and James H. Price and each one of them, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, the registration statement has been signed below by the following persons in the capacities indicated on September 17, 2007.

/s/  Michael C. Crabtree
Michael C. Crabtree
President and Chief Executive Officer

/s/  Paul W. Boyd
Paul W. Boyd
Chief Financial Officer and Treasurer

/s/  James H. Price
James H. Price
Senior Vice President and General Counsel

/s/  Tom Badgett
Tom Badgett
Chief Information Officer

/s/  David Everhart
David Everhart
Director

/s/  Lana Batts
Lana Batts
Director

/s/  Dan H. Felton III
Dan H. Felton III
Director

/s/  Steve Kirkham
Steve Kirkham
Director

/s/  Lewis Frazer III
Lewis Frazer III
Director

/s/  Thomas (Mack) McLarty
Thomas (Mack) McLarty
Director